Final Amendment

File No.24-10006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

FORM 1-A(a)

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

This offering statement shall only be qualified upon order of the Commission. unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SILVERSTAR STUDIOS, LLC

A California Limited Liability Company Organized on March 21. 2001

8001 Irvine Center Drive. Suite 1040
Irvine. California 92618
Telephone: 949/585-0044

Employer ID # 33 - 0966599

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) - (e) Silverstar Studios. LLC is a California LLC formed on March 21. 2001. The individual Orange County resident Sunny Kohli. the person who filed the LLC's Articles of Organization. is the sole owner of the LLC's Manager (Silverstar Productions. Inc.). The individual Orange County resident Linda Martinez is serving as the LLC's Original Member. pursuant to the terms of the LLC's Operating Agreement (Exhibit "A" to the Offering Circular) until the Offering is funded to at least its minimum level. at which time she will withdraw.

(f) Mr. Kohli is the promoter of the issuer.

(g) The business and residential addresses for Sunny Kohli are:

Sunny Kohli
8001 Irvine Center Drive. Suite 1040
Irvine. California 92618

Sunny Kohli
790 Nyes Place
Laguna Beach. CA 92651

The business and residential addresses for Linda Martinez are:

Linda Martinez
8001 Irvine Center Drive. Suite 1040
Irvine. California 92618

Linda Martinez
571 Traverse Drive
Costa Mesa. CA 92626

(h) Counsel to the issuer whose business and residence address is:

John W. Cones. Attorney
4265 Marina City Drive. #605W
Marina del Rey. California 90292

i) The underwriter with respect to the proposed offering is Rockbridge Securities.

j) The underwriter's sole director is William Higgins. whose business and residential addresses are:

William Higgins
8001 Irvine Center Drive. Suite 1035
Irvine. California 92618

William Higgins
P.O. Box 214
Laguna Beach. CA 92652

k) The underwriter's officers are: William Higgins (President) and Jeffrey Rosen (Secretary). Mr. Rosen's business and residential addresses are:

Jeffrey Rosen
8001 Irvine Center Drive. Suite 1035

Jeffrey Rosen
21071 Mauve

Irvine, California 92618 | Mission Viejo, CA 92691

l) The underwriter has no general partner(s).

m) Counsel to the underwriter is Yolita-Nowak Lecellier, whose business and residential addresses are:

Yolita-Nowak Lecellier 201 Tamal Vista Blvd. Corte Madera, CA 94925	Yolita-Nowak Lecellier 27 Fairwood Court San Rafael, CA 94901

ITEM 2. Application of Rule 262

None of the persons identified above are subject to any of the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a. The securities are to be offered by underwriters, dealers and salespersons in California, Connecticut, New York, Texas and Florida.

b. The securities will only be sold through registered SEC/NASD broker/dealers firms.

The issuer may subsequently seek to qualify these securities with other states.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The LLC has not issued or sold any unregistered securities within one year or at all.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is presently involved in a current offering, except that the individual owner (Sunny Kohli) of the LLC Manager for the current offering is the sole owner of Silverstar Productions, Inc., the corporate manager of an ongoing private placement offering: Third Eagle Productions, LLC. The LLC is not proposing a different offering other than the offering evidenced by this Regulation "A" offering statement.

ITEM 7. Marketing Arrangements

All sales contemplated are to be conducted directly through the Offering's underwriter, Rockbridge Securities and through other selected licensed SEC/NASD broker/dealer firms.

There are currently no plans, agreements or other understandings that have been made with any other broker/dealer firm, other than Rockbridge Securities, however, if such arrangements are made, a post qualification amendment to disclose those arrangements and clarifying that any such additional broker/dealer firm participating in the offering would be acting as an underwriter will be filed with the SEC and will be named in the Offering Circular.

No arrangements have been made to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution. No arrangement has been made to stabilize the market for any of the securities to be offered. No arrangements have been made for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement has been employed for such purpose on a contingent basis or had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer of any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, except that securities counsel John W. Cones has agreed to defer a portion of his fee to be paid out of the offering proceeds in the event that the offering reaches its stated Minimum.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not and does not intend to use a solicitation of interest document.

Part II Regulation A
Offering Circular Model B

SILVERSTAR STUDIOS, LLC

A California Limited Liability Company
(organized on March 21, 2001)

$1,500,000 Minimum to $5,000,000 Maximum
of
Limited Liability Company Interests (Units)
Offered in a Minimum of 600 to a Maximum of 2000 Units at $2,500 Per Unit
An Offering Sold By Selected Broker/Dealers on a "Best Efforts" Basis
Offering Proceeds to be Promptly Returned to Investors Following
Offering's Termination if the Minimum is Not Sold

Offering Terminates On September 30, 2003

Silverstar Studios, LLC is a California Limited Liability Company,
formed for the purpose of financing, producing, owning,
distributing and otherwise exploiting a feature film

Minimum Purchase–Ten (10) Units ($25,000)
Except that under limited circumstances the Manager
has the discretion to sell less than the Minimum Purchase.

	Offering Price	Commissions [1]	Proceeds to LLC
Unit Price	$ 2,500	$ 250	$ 2,250
Minimum	$1,500,000	$150,000	$1,350,000
Maximum	$5,000,000	$500,000	$4,500,000

[1] The issuer Silverstar Studios, LLC will pay all organization and offering expenses, estimated at a minimum of $225,000 and a maximum of $750,000 out of the Offering Proceeds.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.

- Development stage company
- Long term project
- No distribution currently in place
- Commercial success not certain
- Competitive industry

Silverstar Productions, Inc. – Manager

8001 Irvine Center Drive, Suite 1040
Irvine, California 92618
949/585-0044

ROCKBRIDGE SECURITIES, INC.

Date of Offering Circular: October 1, 2002

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Offering Circular.

NOTICE

For the convenience of Prospective Purchasers.
certain terms used in this Offering Circular
are defined in the Definitions section located
in the forepart of the Operating Agreement (Exhibit "A").
Such defined terms will appear in the Offering Circular
with initial capital letters (see "OPERATING AGREEMENT").

TABLE OF CONTENTS

(The Silverstar Studios, LLC Subscription Agreement accompanies this Offering Circular)

Silverstar Studios, LLC

SUMMARY OF OFFERING

LLC Objectives

The Silverstar Studios, LLC intends to finance the production of one feature film ("Film" or "Picture") with an estimated production budget (plus Offering expenses) not to exceed **$5,000,000** (Maximum Offering Proceeds). The Offering is a so-called mini-maxi Offering with a **$1,500,000** Minimum and a **$5,000,000** Maximum. The Minimum plus creative Deferments will allow the LLC to produce the Film on digital video. In the event that only the Minimum Offering Proceeds are raised, the project will be shot on digital video as opposed to film, and subsequently transferred to film (during post-production) for projection in theatres (see "Production Strategy"). Deferments of some or all of the budgeted salaries of creative personnel and others providing goods or services used in the production of the Picture may be used in conjunction with the Minimum Offering proceeds. Such Deferments are not paid out of Offering Proceeds but out of the Film's revenue stream, if any (see definition of "Deferments" in the LLC Operating Agreement, Exhibit "A" and additional discussion at "Estimated Use of Proceeds"). In either case, the LLC will contract with an existing third-party film production company (Filmstar Production, Inc.) for actual production of the Film (see "People of Silverstar Studios, LLC), and seek distribution of the Film through established distribution companies (see "DESCRIPTION OF BUSINESS"). There is no assurance that such objectives will be attained (see "RISK FACTORS").

LLC Manager

The Manager for the LLC is Silverstar Productions, Inc., an Orange County, California-based feature film development/production company wholly-owned by the individual Sunny Kohli (see "DESCRIPTION OF BUSINESS–Manager and People of Silverstar Studios, LLC"). The Manager was declared by the Original LLC Member who serves in that position until Minimum funding of the Offering and who does not own any interest in the LLC. Planning and operations for the film production are currently based at 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618; phone 949/585-0044 (see biographical information on the individual owner of the Manager in the "DESCRIPTION OF BUSINESS–People of Silverstar Studios, LLC").

LLC Management

The Manager will be responsible for the management of the LLC (see "OPERATING AGREEMENT"). The Manager will be supported in its LLC management activities by appropriate staff and consultants (see "DESCRIPTION OF BUSINESS–People of Silverstar Studios, LLC").

Description of Film Project

If the Offering is funded (as described above) the LLC intends to acquire the rights to produce a feature film based on an existing Script, then produce and arrange for the distribution of the Film based on a specified and existing film property, (i.e., the Screenplay entitled: *High Risk*). The Screenplay's is an action/thriller about a police officer assigned to determine who is involved in a series of high rise corporate burglaries by base jumping parachutists. The Picture is expected to receive an MPAA rating not more restrictive than "R" (see "DESCRIPTION OF BUSINESS–Film Synopsis" and "OFFERING INFORMATION–Estimated Use of Proceeds").

Compensation To Manager

The Manager will waive receipt of any compensation relating to the activities of the LLC in the nature of LLC organization fees. The Manager will, however, be paid an LLC Management fee, if and when the Maximum Offering Proceeds are raised, equal to 1.5% of the Offering Proceeds and has reserved the right to be reimbursed out of the Offering Proceeds for expenses incurred in connection with organizing and managing the LLC (but not to exceed a ceiling equal to 3% of the Offering Proceeds), with the additional proviso that the balance, if any, of the 3% set aside to cover such expense reimbursement shall be paid to the Manager as an additional initial management fee. Certain other valuable consideration will be paid to the Manager's owner for his services provided in connection with the production of the Picture (see "OFFERING INFORMATION–Manager and Affiliate Compensation").

Prior Performance

The Manager has limited prior operating history with respect to the management of a limited liability company. However, the Manager and its associates do have experience in the entertainment business (see "DESCRIPTION OF BUSINESS–Prior Performance Chart" and "People of Silverstar Studios, LLC/LLC Management").

Allocation of Distributions, Profits, Losses and Credits

Percentage participation payments will be made to Member/Investors out of the Picture's revenue stream (including distributor advances, if any). One hundred percent (100%) of the LLC's Distributable Cash will be paid to the LLC's Member/Investors until the such Members of the LLC achieve Recoupment (i.e., defined as **100%** of their Original Invested Capital). Subsequent to Investor Recoupment, and for the balance of the life of the LLC, the Manager and the Investor group (Members) will share Distributable Cash, if any, on a **50/50** basis. Tax deductible losses (expenses) will be allocated one hundred percent (**100%**) in favor of the Members throughout the existence of the Members' participation interests in the LLC's Distributable Cash (see "OPERATING AGREEMENT" and "OFFERING INFORMATION–Estimated Use of Proceeds", "Manager and Affiliate Compensation" and "Allocations and Percentage Participations").

Offering Terms

Limited Liability Company Units are being offered hereby in Units of **$2,500** each, payable in cash upon Subscription. The minimum purchase per Subscriber is **ten (10)** Units (**$25,000**), except that in limited circumstances the Manager has the discretion to accept purchases of less than the minimum. The Minimum Offering Proceeds ("Minimum") is $1,500,000 and the Maximum Offering Proceeds ("Maximum") for the offering is $5,000,000. The Offering will terminate on September 30, 2003. In the event that the Minimum is not reached, the Offering Proceeds will be promptly returned to Investors with interest (minus costs of escrow) following the Offering's termination. The securities (LLC Units) are being offered through the Orange County, California broker/dealer firm (underwriter)

Rockbridge Securities, Inc., and other selected SEC/NASD securities broker/dealer firms.

Investor Suitability

Investors will be subject to minimum income and net worth standards. More specifically, California residents desiring to purchase LLC Units will be required to meet special California investor suitability standards. Such investors must have not less than $250,000 liquid net worth, (a net worth exclusive of home, home furnishings and automobile), plus $65,000 gross annual income or $500,000 liquid net worth OR $1,000,000 net worth (inclusive) or $200,000 gross annual income.

State, Date of Organization Termination

The LLC is a California limited liability company formed on March 21, 2001. The Operating Agreement provides that the existence of the LLC shall continue for a term of **ten (10)** years from the date of its formation, unless sooner terminated pursuant to the terms of the Operating Agreement. Upon termination of the LLC, the proceeds from the sale of all LLC assets will be distributed in accordance with the terms of the Operating Agreement (see "OPERATING AGREEMENT").

Risk Factors

Investment in the LLC involves various risks including certain Federal income tax risks associated with the lack of liquidity of the investment, risks associated with the motion picture industry and various potential conflicts of interest (see "RISK FACTORS".

Tax Ruling

The Manager does not intend to apply for a ruling from the IRS regarding the LLC's tax status as a limited liability company. PROSPECTIVE INVESTORS ARE URGED TO OBTAIN TAX ADVICE SPECIFIC TO THEIR OWN INDIVIDUAL CIRCUMSTANCES FROM A TAX ADVISOR OF THEIR CHOOSING.

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RISK FACTORS

Investment in the LLC involves various risks relating both to the nature of the financing vehicle (a limited liability company) and the movie industry itself and such investment is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments. Prospective Purchasers should consider the following factors, among others, before making a decision to purchase interests:

LLC Risks

1. **Development Stage Company**–The LLC is a newly organized company with minimal assets and no history of operations. The LLC has been formed specifically for the purpose of financing, producing and distributing the Screenplay, *High Risk*. Although there are significant risks in the production and distribution of such a Film, the LLC is subject to the general risks inherent in the establishment of a new business venture, including the absence of an operating history.

2. **Lack of Management Experience**–The owner of the LLC Manager (Sunny Kohli) has limited relevant experience in relation to managing the affairs of an LLC. The LLC's success will depend in large part upon the services provided by other individuals not employed by the LLC, including the director, producer, cinematographer and other more experienced personnel and entities involved in the production of the Film.

3. **Reliance on Management**–No assurances can be provided that the LLC's management will perform adequately or that LLC operations will be successful. In particular, the LLC will depend on the services of the individual Sunny Kohli, along with others associated with the Manager (see "DESCRIPTION OF BUSINESS–People of Silverstar Studios, LLC/LLC Management"). Unit Holders will have no right or power to take part in the management of the LLC. All decisions with respect to the management of the LLC will be made exclusively by the Manager. Accordingly, no person should purchase any of the Units offered hereby unless such Prospective Purchaser is willing to entrust all aspects of the management of the LLC to the Manager and has evaluated the Manager's capabilities to perform such functions.

4. **Manager Conflicts of Interest**–The Manager and its owner are not required to render exclusive services in connection with the Picture or the LLC. Consequently, the Manager and its owner may render services in connection with other business projects, including entertainment projects, during any or all phases of production or distribution of the Picture. More specifically, the Manager Silver Star Productions, Inc. also served as the Manager for a privately placed LLC offering begun in June of 2000 (Third Eagle Productions, LLC) for the purpose of funding the production costs associated with two independent film productions. The Manager and its individual owner Sunny Kohli will be required to use its discretion in determining how to allocate time and attention among these various ongoing film projects. In addition, both the Manager and its owner may serve in the same positions for other feature film offerings in the future.

5. **No Key Man Life Insurance**–As noted above, the LLC will be relying on the management skills of the individual owner of the Manager and others associated with him. However, the LLC has not and does not

anticipate purchasing so-called "key man" insurance coverage to compensate the LLC in the event that an unexpected loss of the services of such persons occurs. Consequently, the impact of such a loss on the LLC and its efforts to produce and distribute the Film may be significant.

6. Limited Transferability–It is not anticipated that a public trading market will develop for the Units offered hereby. Neither the LLC nor the Manager are obligated to redeem or repurchase any fo the LLC Units. Unit Holders may not, therefore, be able to liquidate their investments in the event of an emergency. In other words, the investor must be able to bear the economic risk of maintaining an investment in the LLC for the life of the LLC which may be as long as ten (10) years from the date of its formation. In addition, Units may not be readily accepted as collateral for loans. Also, the Manager may not permit an assignee of Units to become a substituted Member. Consequently, the purchase of Units should be considered only as a long-term investment.

7. Loss Of Limited Liability–The Operating Agreement provides that no Member or Unit Purchaser shall be personally liable for any of the debts, contracts or other obligations of the LLC or for any losses thereof, beyond the amount subscribed for by each Member in the LLC plus such Member's share of the undistributed LLC income. The Operating Agreement further provides that the Members and Unit Purchasers will not have any right to take part in, or interfere with, the control of the business of the LLC (see "OPERATING AGREEMENT").

Notwithstanding the foregoing, in the event any Unit Purchaser does take part in the control of the business of the LLC, or is for any reason deemed to have taken part in such control, such Unit Purchaser may incur personal liability for all debts and obligations of the LLC. In addition, a Unit Holder who has received in part or full a return of such Unit Holder's contribution, nevertheless remains liable for any sum, not in excess of such return with interest, necessary to discharge the LLC's liability to creditors who extended credit, or whose claim arose, before such return. Unit Holders may also be required to return to the LLC any distributions determined to be conveyances which operate a fraud upon LLC creditors.

8. Lack of Marketability for the LLC's Units–There is presently no market for the LLC's Units and there is no expectation that a trading market will develop. The investors in this Offering should be prepared to hold their interests for the life of the LLC. The investors may, in fact, never be able to sell their Units and recover any part of their investment.

9. Funds to be Held in an Impound Account–The Offering proceeds generated by this Offering will be held in an interest-bearing impound account with U.S. Bank National Association until the earlier of achieving the Minimum Offering of $1.5 million or termination of the Offering. In the event that this Offering fails to achieve the Minimum, the Offering proceeds will be returned to investors with interest at the end of the impound period, adjusted to satisfy the depository costs associated with the impound agent, including the non-refundable fee of $1,500, plus an additional $20 per deposit or disbursement. Such funds could be held as long as one year from the date of the Offering Circular.

10. Investor Last In Line–A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the

LLC. in negotiating a distribution deal. has to rely heavily on a participation in some defined level of the Film's revenue stream. revenues to the LLC and thus Purchasers of Units are likely to be the last in line to benefit from such a revenue stream. if any. In addition. of course. LLC investors cannot expect any cash distributions during the production phase of the Film. and no assurances can be provided that the LLC will be successful in producing the Film or generating any revenues from the distribution efforts. thus. the investors may suffer a loss of their entire investment.

11. Indemnification Provisions May Impair LLC–The Operating Agreement provides that under certain circumstances the Manager may be indemnified by the LLC for liabilities or losses arising out of such Manager's activities in connection with the LLC. Should the LLC be required to pay damages or claims pursuant to such indemnification provisions such payment could reduce or deplete the assets of the LLC.

12. Possible Tax Consequences of Investment–In evaluating the purchase of Units as an investment. a Prospective Purchaser should consider the tax risks thereof. including (i) the possible reallocation of net income and net loss and credits: (ii) the tax liability resulting from a sale or other disposition of such Purchaser's Units. or a sale or other disposition of the Picture. including income. a portion of which may be taxed at ordinary income rates: (iii) the risk that the LLC will be treated as an association taxable as a corporation for Federal income tax purposes: (iv) the possibility that the deductions taken by the LLC in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized: (v) the possibility that an audit of the LLC's information returns may result in the disallowance of the LLC's deductions. and in an audit of such Purchaser's tax return: (vi) recognition that the Manager will have no interest in LLC losses and tax deductions until after the Member's capital accounts have been reduced to zero: and (vii) possible adverse changes in the tax laws and their interpretation. All of the above possible tax consequences may result in an increased tax liability for LLC Investors or a reduction in anticipated deductions. In addition. there is a risk that a Purchaser's tax liability may exceed such Purchaser's share of cash distributions for a particular tax year possibly resulting in an out of pocket expense for the Purchaser above and beyond any distributions from the LLC. Prospective investors should seek the advice and counsel of their own tax advisors.

13. Tax Opinion Is Qualified–The tax opinion appearing at Exhibit "E" is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed therein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur. or if other events or transactions do not occur. or if other events or transactions not now contemplated do occur. the federal income tax consequences of an investment in the LLC may be adversely affected. Tax counsel states in such opinion that he can provide no assurance that the facts. circumstances and assumptions necessary for favorable federal income tax consequences from investing in the LLC will indeed occur. Moreover. even if the assumed facts do occur. tax counsel states that he cannot assure that the IRS or the courts. which may analyze the same facts differently. will draw the same conclusions. Thus. tax counsel states that he can provide no assurance that the conclusions reached in the tax opinion and in the Offering Memorandum. if challenged by the IRS. will be sustained by a court.

14. California Purchasers–This offering was approved in California on the basis of a limited offering qualification where offers/sales could only be made to proposed issuees based on their meeting certain suitability standards as described in the offering document and that the issuer did not have to demonstrate compliance with some or all of the merit regulations of the Department of Corporations as found in Title 10. CA Code of Regulations. Rule 260.140 et seq. In addition. the exemptions for secondary trading available under Corporations Code Section 25104(h) will be withheld. but there may be other exemptions to cover private sales by the bona fide owner for his own account without advertising and without being effected by or through a broker/dealer in a public offering.

Movie Industry Risks

1. No Distribution Currently In Place–The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theatres. There can be no assurance that profitable distribution arrangements will be obtained for the Picture or that the Picture can or will be distributed profitably.

2. Long Term Project–The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend from three to four months or more. Distribution and exhibition of motion pictures generally and of the Picture may continue for years before LLC Gross Revenues or Distributable Cash may be generated, if at all.

3. Production Activities May Be Difficult–Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production.

4. Commercial Success Not Certain–The Screenplay has yet to be produced as a feature film and may never be completed as such, or, if produced, the Film may not be commercially acceptable to distributors. In that event, the LLC will not generate any revenues and no distributions will be made to investors. In addition, many films are released each year that are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. If a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

5. Production May Be Prematurely Abandoned–The production or distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the production or distribution of the Picture, including funds expended in connection with the pre-production of the Picture.

6. Cost Overruns May Occur–The costs of producing motion pictures can be underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While the LLC intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Picture.

7. Competitive Industry–Some segments of the motion picture industry are highly competitive. In the production phase, competition will affect the LLC's ability to obtain the services of preferred performers and other creative personnel. The LLC will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the Picture. The Picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The L will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of motion pictures.

8. Industry Is Constantly Changing–The entertainment business in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video cassettes, video discs, video games and the Internet. Revenues from licensing of motion pictures to such media will vary from year to year relative to each other. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry (see "MOTION PICTURE INDUSTRY OVERVIEW").

9. Foreign Distribution Is Perilous–Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in the distributor's gross receipts or the LLC's Gross Revenues.

10. Audience Appeal Is Unpredictable–The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

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DESCRIPTION OF BUSINESS

Market Overview/State of The Industry

Annual theatrical film box office in the United States posted a new high in the year 2001 for the tenth consecutive year (according to final data from AC-Nielsen ADI), marking the longest ever expansion in movie business history, as revenues for 2001 reached a record $8.13 billion compared to the previous high (for 2000) of $7.67 billion. On the other hand, inflation accounted for a significant part of the nine percent (9%) increase over 2000, with the most recent year's average ticket price at $5.67 as opposed to the year 2000 average ticket price of $5.39. Even though 2001's admissions topped last year's by four percent (4%), that was not an all-time high for admissions. The 1.44 billion in movie admissions in 1998 is still the record (Source: Variety, January 7 - 13, 2002, 16).

The 2000 high at the national box office surpassed 1999's $7.45 billion by 3%, but marked only the second time annual grosses exceeded $7 billion. While the box office posted a modest gain in 2000, theatre admissions slipped for the second consecutive year as roughly 43 million fewer patrons walked into theatres in 2000 as compared to 1999. Admissions registered an estimated 1.42 billion, down 3% from last year's 1.47 billion – the largest drop since 1991, when ticket units were down 4% from the previous year. Once again, the increase in revenues at the national box office was driven primarily by slightly higher ticket prices. As noted above, the largest number of admissions recorded at the nation's theatres in recent years was in 1998, when 1.48 billion moviegoers were tallied at the turnstiles, creating the highest total since 1959. Even though admissions are down, this year's tally is still the fourth-highest in the past 41 years. Obviously, the continuing rise in box office gross does not imply that the *High Risk* Film will necessarily benefit from such an overall trend. It merely indicates that the film industry continues to enjoy high levels of gross revenues, partly because of higher ticket prices. (Source of statistical information in this paragraph: *The Hollywood Reporter*, January 2-8, 2001, page 17; opinions expressed in this section for which a source is not otherwise cited are those of the Producer Sunny Kohli). NEITHER THE LLC MANAGER OR ITS OWNER ARE AFFILIATED IN ANY WAY WITH THE PUBLISHERS OF THE INFORMATION REGARDING THE FILM INDUSTRY AS REPORTED ABOVE.

A report on key trends in the media and entertainment industry prepared by Arthur Andersen and released in December of 2000, concludes that "This industry is very robust and healthy." John Nendick, global managing partner of media and entertainment at Arthur Andersen stated: "As the demand for content continues to climb, it has immense upside." Arthur Andersen surveyed 35 companies, including the major entertainment conglomerates, and found that the number of new films released domestically grew 19.5% in the past five years, while the number of movie screens decreased by 13%. The firm also found, however, that less than 50% of the films made in the past three years have been profitable. (Source of statistical information in this paragraph: *The Hollywood Reporter*, December 26, 2000-January 1, 2001, pp. 3 & 45). The Producers of the LLC's Film recognize, however, that their Motion Picture may or may not be able to participate in this industry-wide upside potential, since the production and distribution of an independent film is such a high risk venture (see "REQUIRED NOTICE–Risk Factors").

Global box office revenue is expected to grow some $10 billion during the next decade to $28 billion, although the number of moviegoers are expected to only rise a modest 19% by 2010. Those are the conclusions reported in the third edition of *Global Film: Exhibition and Distribution*, a report recently published by the research entity Baskerville Communications. Despite low admissions growth, global box office figures are expected to rise 55% over the decade, with much of the increase due to multiplexes charging higher ticket prices than traditional cinemas. The U.S. took an estimated 43% of global box office in 2000, and this share is expected to fall only slightly to 39% by 2010. The top ten countries should account for about 81% of the global box office in the year 2000, while this percentage is considered likely to fall only slightly by 2010 (see *Global Film: Exhibition and Distribution*, Baskerville Communications).

In domestic exhibition, prior to the year 2000, the number of movie screens had been increasing steadily since 1984. In that year, there were 20,200 movie screens in the domestic marketplace. By 1987 that number had increased to 23,555 and by 1994 to about 25,500. The '95 figure for number of screens including drive-ins was 27,805. By 1997, that figure for the U.S. had increased to 29,690, and in 1998 to 31,640. By the end of 1998, the number of movies screens in the U.S. was 34,618, a net increase of 7% over the previous year and 33% over five years ago. As noted above, the year 2000 saw a retraction in the number of screens, but the bottom line remains – exhibitors need product to fill seats. With average studio movie budgets increasing, plus prints and advertising costs on the rise, it is even more unlikely that the major studios will be able to meet demand with their traditional fare, thus the opportunity for low to modestly budgeted independent films. The global screen count according to the Baskerville report cited above, will slip slightly to 162,000 over the same decade. The top-10 countries have about 80% of the world's screens. (Statistics in the paragraph from the above-cited Baskerville report and the National Association of Theatre Owners Annual).

In 2000, the VHS videocassette began a precipitous slide in both sales and rental. But the explosive success of DVD more than made up for the slack, particularly on the sales front. Tom Adams, a veteran home-video analyst who runs Adams Media Research in Carmel Valley, California and publishes the Hollywood Aftermarket newsletter, projects total 2000 consumer video spending (rental and sell-through, VHS and DVD) to be up from the previous year, and he expects a healthy jump of nearly 11% in 2001, as the chart below indicates.

1999-2001
Consumer Spending, Packaged Media

	1999	2000	2001
VHS Rental Spending	$ 10,003,000,000	$ 9,499,000,000	$ 8,979,000,000
DVD Rental Spending	$ 110,000,000	$ 656,000,000	$ 1,871,000,000
VHS Sell-through Spending	$ 7,729,000,000	$ 7,674,000,000	$ 6,727,000,000
DVD Sell-through Spending	$ 1,508,000,000	$ 4,032,000,000	$ 6,679,000,000
Total Video Spending	$ 19,350,000,000	$ 21,861,000,000	$24,256,000,000

DVD is the fastest-growing consumer electronics format ever. The DVD Entertainment Group and the Consumer Electronics Association predict DVD player sales will hit nearly 30 million units by the end of 2001. Additional research at the end of the year 2000 showed that there were nearly 15 million DVD players in U.S. homes at that time, not including DVD-ROM drive-equipped computers, which can play DVD videos. DVD software sales topped 185 million units in 2000. (Source for information contained in the above chart and two paragraphs: *The Hollywood Reporter*, January 9-15, 2001, 4 & 87).

On the other hand, DVD hardware and software sales have recently exceeded analysts expectations. Recent reports indicate that DVD player sales in the U.S. have been about 200% head of the pace set in 1999 when about 4 million were sold. In the meantime, the London-based Baskerville Communications group, recently reported that consumer spending on DVD worldwide is expected to exceed spending on VHS by the year 2003. Baskerville reported worldwide spending on DVD software in the year 2000 at $9.1 billion including $4.74 billion in the U.S. compared to $31.8 billion for VHS. By 2010, however, the ratio is expected to be reversed, with worldwide spending on DVD at $64.7 billion versus $2.5 billion on VHS. By the end of the decade, Baskerville expects DVD players to be in 625 million households worldwide, including 94 million in the U.S. Currently, the DVD sell-through sector of the business is about 10 times that of the rental sector, but according to Baskerville analysts, that ratio is expected to fall to 4 to 1 by 2010 (see *Global Film: Exhibition and Distribution*; Baskerville Communications).

These changes in the marketplace in the U.S. and abroad have created an ongoing level of demand for new movies. And yet, despite this demand, the Producers have observed that the proportion of motion pictures produced and released by the major studios has declined in recent years. Based on periodic reports in the industry trade publications, this is due largely to increased studio overhead and Hollywood production costs which have driven the budgets of studio films up to an average of approximately $30 million. Independent films, conversely, have experienced a growth in both number and percentage of total films released. With budgets averaging a fraction of the major studios, independent producers have been able to turn out some films that have successfully competed with the higher-cost Hollywood films, while also offering the possibility of a higher rate of return. The majors have recognized there is profit potential in the marketing and exploitation of independent films. Not surprisingly, this has lead to a significant consolidation, whereby most all studios now own, or are affiliated with, an independent or specialty distributor. (i.e., Disney/Miramax, Paramount/Fine Line; Paramount Classics, Fox/Fox Searchlight; Sony/Sony Pictures Classics; Screen Gems, Universal/USA films — formerly October + Gramercy). Traditionally, as much as 50% of major/studio releases are of independently produced films. Thus, the opportunity for the LLC's Film is to produce a quality motion picture that will be acquired for distribution by a major studio/distributor or specialty distributor affiliate or finally by one or more independent distributors such as the member companies of the American Film Marketing Association (see "RISK FACTORS").

The Manager and LLC Management

The individual Producer Sunny Kohli, a resident of Orange County, California is the owner of the LLC Manager. Silverstar Productions, Inc. has been declared the Manager by the Original LLC Member who serves in that position only until Minimum funding of the Offering, after which such Original LLC Member shall withdraw. Said Original LLC Member does not own any interest in the LLC. Silverstar Productions, Inc. has assembled an experienced group of filmmakers for the specific purpose of bringing *High Risk* to the screen (see "DESCRIPTION OF BUSINESS–People of Silverstar Studios, LLC"). The address for the Manager's base of operations in Orange County is 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618; phone 949/585-0044.

The Manager will provide the LLC with its management's time, effort, skill and experience, and the rights to the Screenplay *High Risk*, along with all necessary office, clerical and management support. The Manager will receive limited consideration for such contributions to the organization and management of the LLC (see "OFFERING INFORMATION–Manager and Affiliate Compensation"). It is anticipated that the Manager and its individual owner will serve in their respective capacities throughout the life of the LLC entity.

The Manager has chosen to produce an independent feature film that its management believes will afford investors a rare opportunity to become involved in the making of a low budget feature-length motion picture with worldwide appeal for sophisticated audiences. Specifically, the LLC's strategy is to produce a feature-length action/thriller with a production budget in the $1,500,000 to $5,000,000 range for exploitation in markets and media in the United States as well as, to the extent feasible, throughout the rest of the world, in order for the Members and Manager to participate in the global revenue generating prospects of a continuously growing and somewhat recession-resistant industry.

The LLC has been formed to finance, produce and arrange for the distribution of the Picture. The Picture will be an independent feature film, meaning that it is being produced outside the Hollywood studio system. The Manager has intentionally determined to produce an independent feature film based upon the belief that such strategy offers a greater likelihood of avoiding studio interference in the creative decision-making process. Furthermore, the Manager believes that by operating outside the Hollywood studio system it will be more likely to create a Film of a unique nature and merit which may create opportunities for effectively marketing the Film.

The LLC will be managed by the Manager, which, in turn, will have the exclusive right to exercise control of the business of the LLC. In this connection, the Manager will make all decisions of the LLC with respect to most aspects of the financing and production of the Picture, as well as certain important decisions relating to the Film's production and distribution. The Unit Holders are legally restricted from taking part in the control of the business of the LLC or in the production of the Picture and, in this regard, will have no right or authority to act for or bind the LLC. The Unit Holders will have only such rights and powers as Unit Holders as are expressly provided by the Operating Agreement (see "OPERATING AGREEMENT" at Exhibit "A").

The Manager and its representatives or agents and the Manager's Counsel shall be held harmless and be indemnified by the LLC for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorney's fees) suffered by virtue of any acts or omissions or alleged acts or omissions arising out of such person's activities either on behalf of the LLC or in furtherance of the interests of the LLC if the Manager has determined in good faith that the course of conduct was in the best interest of the LLC and such liability or loss was not the result of negligence or misconduct by such person (see Article 7.11 of the LLC Operating Agreement at Exhibit "A").

Prior Performance Chart

The LLC's Manager has served as the LLC Manager for one prior film offering (Third Eagle Productions, LLC), which was originally begun as a two-film offering, but was subsequently changed to become a three-picture deal.

Film Title	Dates of Offering	Offering Type	Minimum/Maximum	Amount Raised
Outta Time[1] *Extreme Dating*[2] *Third Eagle*	6/1/00 - 12/31/02[3]	Reg. D. 506	$200,000-$12,000,000	$9,675,000

[1] This film was originally entitled *The Courier*.
[2] This film was added to the offering by amendment to the offering memorandum.
[3] The termination date for the offering was extended by amendment.

As reported elsewhere herein, production on the independently produced feature film *The Courier* was completed in March of 2001 and sold to the distributor Artisan. The film's name was changed from *The Courier* to *Outta Time* and released on DVD on May 15, 2002. The earliest revenue reports from the distributor are not contractually due until August 15, 2002. Principal photography on the 2nd picture in the package (*Extreme Dating*) was completed in May of 2002 and is currently in post-production. A start-date for production of the third film (*Third Eagle*) has not yet been set.

Description of Property

Neither the LLC Manager or the LLC own any principal plants or other materially important physical properties. As noted elsewhere herein, the Manager proposes to conduct the LLC's business from leased offices at 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618 and on the Universal Studios lot in Hollywood. The LLC will share rental costs with the Manager, but the LLC's share of such rent will be limited to $6,800 per month for a 12 month period.

People Of Silverstar Studios, LLC

SUNNY KOHLI

Producer and Owner of the LLC Manager

The individual Producer Sunny Kohli is the owner of the LLC Manager (Silverstar Productions, Inc.).

In 1983, Mr. Kohli graduated from American College of Applied Arts in London, England, with a Bachelor's degree in Business Administration. He then earned his Master's Degree in Business Administration from Pepperdine University, in Malibu, California, in 1988.

Mr. Kohli began his career (1984) in the financial services sector at American Financial Reserve Corp. where as Senior Vice President he traded currencies and metals. After trading for eight years (1992) Mr Kohli was involved in the start up and management of a natural gas utility and energy exploration company (American Environmental Resources).

His first experience in the film industry came in 1989 when he helped to arrange for the financing of the film *The Two Jakes*, starring Jack Nicholson (produced by Bob Evans). He worked for Environmental Energy, Inc. from 1993 through 1999, as its Vice President of Marketing. The company was in the oil and gas exploration business. Mr. Kohli then served as the Vice President of Marketing with Showline Productions, Inc. (a motion picture production company) during the latter part of '99 and into 2000, after which he joined Silverstar Productions, Inc.

In March of 2001, Mr. Kohli completed production on the independently produced feature film *The Courier* which was sold to the distributor Artisan. The film's name was changed from *The Courier* to *Outta Time* and released on DVD on May 15, 2002. Mr. Kohli is also involved in pre-production for his next film the action/comedy *Extreme Dating*. Mr. Kohli' s long term goal is to begin producing quality independent films for a mass audience.

At age 42, Mr. Kohli resides in Laguna Beach, California.

MARK ROBERTS

Producer and Co-President of Production for Filmstar Productions, Inc.

Mark Roberts began his career in entertainment as a Universal Studios tour guide and his relationships developed at Universal led to the opportunity to serve as the Extras Casting Director on the 1986 film *The Three Amigo's*, starring Chevy Chase, Steve Martin and Martin Short. He parlayed the job into his own company, Enterprise Casting. His casting firm helped to fill the talent needs for the television shows *Empty Nest*, *Blossom* and *It's a Living*, along with the feature film *Communion*.

In 1990, Mr. Roberts sold Enterprise Casting to pursue his dream of producing movies. He started by creating and producing programs for a Los Angeles based televison station, KWHY (channel 22). After a few years of honing his producing skills he met Lorena David on the set of the game show Supermarket Sweep. Shortly after they met, Mr. Roberts and Ms. David formed Kingsize Entertainment and soon developed and sold their very first project as producers to Rhino Films (*Plump Fiction* – 1996). This film spoof featured an ensemble cast including Julie Brown, Sandra Bernhard, Tommy Davidson and Dan Castellaneta (the voice of Homer Simpson).

Subsequently, the Roberts/David team joined with Carlos Gallardo (producer and star of the classic independent film *El Mariachi*, later released by Columbia Pictures) to produce two additional films under the Kingsize banner, *Single Action* (1997) and the action film *Bravo* (1998). The second of these two films was directed by Lorena David. Kingsize is now operating under the name of Filmstar Productions, Inc. and the company produced two films, *Eastside* (1999) and *Poor White Trash* (2000). *Eastside* was shot in the summer of 1999 and starred Mario Lopez, from *Pacific Blue* and *Saved by the Bell*. Its distribution was handled by Artisan Video. *Poor White Trash* starred Sean Young, Jason London, William Devane and M. Emmet Walsh. Mr. Roberts currently serves as the Co-President of Production at Filmstar.

At age 36, Mr. Roberts resides in Beverly Hills.

LORENA DAVID

Producer/Director and Co-President of Production for Filmstar Productions, Inc.

Lorena David became President of Hard Core Film Productions, a student film production company while still at the University of California, San Diego. In her two years as President of that company she supervised four short films to completion and accepted an Outstanding Organization award.

Upon graduation, Ms. David took a job as line producer on the 35mm film *The Glass Chain* and co-produced the comedy pilot, *Writers Block* with Mark Roberts.

In early 1994 Ms. David and Mark Roberts formed Kingsize Entertainment. Their first project, *Plump Fiction* (1996), was a spoof of the popular Quentin Tarantino film (*Pulp Fiction*). The film en joyed a theatrical release in the U.S. (distributed by Rhino) and was sold in other markets throughout the world. Ms. David and Mr. Roberts then worked with Garlos Gallardo (producer and star of Columbia Pictures, *El Mariachi*) directorial debut in Single Action, and also produced two television series for Spanish-language television.

Kingsize's next film *Bravo* (1998), set in Mexico, was directed by Ms. David. Kingsize is now operating under the name Filmstar Productions, Inc. In 1999, Ravi Chopra approached the production team with the film project *Eastside*, a heartfelt story of a criminal who becomes a local hero (Artisan Video). They secured Mario Lopez to star and Ms. David again directed. She next pursued and optioned Mike Addis' *Poor White Trash* (2000). The film starred Sean Young and Jason London. Ms. David is currently working on the action film project *Third Eagle*. She serves Filmstar as its Co-President of Production.

At age 33, Ms. David resides in Los Angeles.

FILMSTAR PRODUCTIONS, INC.

Contract Film Production Company

The LLC's Manager has arranged for Filmstar Productions to produce the film *High Risk*, in the event that at least the Minimum of the Offering Proceeds are raised.

Filmstar Productions is an independent film production company with offices in Irvine and Universal Studios. Co-Presidents of Filmstar Productions are Mark Roberts and Lorena David. Filmstar provides a complete film production package, including producer(s), director, line producer, accounting and legal. Filmstar also has its own post production facility including Avid editing and beta decks. Heading up production is executive Mark Roberts who has produced and sold several independent motion pictures including *The Courier* (distributed by Xenon), *Poor White Trash*, *Eastside* and *Bravo*. *Eastside* obtained a limited theatrical release.

Mr. Robert's production partner is Lorena David, who also directs. Ms. David directed *The Courier* and *Eastside*. She is also at the helm of *Extreme Dating*.

Mark Roberts and Lorena David will be designated on the movie credits as "Co-Producers" with Filmstar Productions as Executive Producer.

Filmstar Productions will be providing office space, equipment, phones, administrative, legal and accounting services for this Film. Serving as executive producer, Filmstar will utilize its relationships and expertise to place the film with the best available distributor or sales agent and manage all aspects of marketing the production.

SPIRO RAZATOS

Writer/Director

Spiro Razatos first worked in the entertainment industry as a stuntman. Over the years he performed in hundreds of movies and TV shows, eventually moving into coordinating stunts and directing action sequences. The last year the Stuntman Awards were held (1968) Mr. Razatos garnered seven nominations, more than any other contender. He walked away with three awards for his stunt work. To date, he has directed more than 110 action sequences for motion pictures.

Mr. Razatos has also developed camera operating and cutting room skills. He received several Associate Producer credits and shared story credit on the feature film, *Tripwire*. He has developed and co-written two feature length screenplays, *E-Ticket* and *High Risk*.

He has directed two feature films: *Fast Getaway* for New Line, starring Corey Haim and Leo Rossi, and *Class of 1999-Part II* for Trimark, starring Sasha Mitchell and Nick Cassevetes. Additionally, Mr. Razatos directed the pilot for the TV series *Team Knight Rider* for Universal, as well as five episodes of the series. He also created and supervised the first year action sequences for the Fox and WB Network TV series *Angel*.

Most recently, Mr. Razatos coordinated the action for the upcoming Warner Bros. release, Training Day, starring Denzel Washington and Ethan Hawke following his work designing and directing the action sequences for the features, *Driven, Angel Eyes, 3000 Miles to Graceland* and *Get Carter*. On those films he worked with stars Jennifer Lopez, Sylvestor Stalone, Kurt Russell and Kevin Costner.

Mr. Razatos has committed to direct the LLC's film *High Risk*.

At age 41, Mr. Razatos resides in Stevenson Ranch, California.

Consultants

JOHN W. CONES

Attorney/Author/Lecturer
Counsel to LLC Manager

John Cones is a 57 year old securities/entertainment attorney licensed to practice in the states of California and Texas. His primary area of expertise is federal and state securities compliance for entertainment oriented business plans, limited partnership, limited liability and corporate stock offerings providing financing for feature films, Internet companies, television pilots, live stage plays, documentaries and infomercials. Mr. Cones has worked in that area of the law for 15 years in Houston and Los Angeles and has participated in the production of the required disclosure documents for more than 195 securities offerings. In addition, he has incorporated, licensed and counseled regarding compliance matters, a half dozen securities broker/dealer firms engaged in such offerings. Mr. Cones has lectured on film finance topics for the past 13 years throughout the United States.

He has authored four books *Film Finance and Distribution--A Dictionary of Terms* (Silman-James Press, 1992), *Film Industry Contracts* (1993) and *43 Ways to Finance Your Feature Film* (Southern Illinois University Press-Summer of 1994). The fourth book, *The Feature Film Distribution Deal--A Critical Analysis of the Single Most Important Film Industry Agreement* was released in December of 1996.

Mr. Cones is a graduate of the University of Texas at Austin (Bachelor of Science in Communications '67 and Doctor of Jurisprudence '74) and currently resides in Marina del Rey, California.

Plan of Operations

The Silverstar Studios, LLC intends to finance the production of one feature film ("Film" or "Picture") with an estimated production budget not to exceed **$5,000,000** (Maximum Offering Proceeds). The Offering is a so-called mini-maxi Offering with a **$1,500,000** Minimum and a **$5,000,000** Maximum. The

Minimum plus creative Deferments will allow the LLC to produce the Film on digital video. In the event that only the Minimum Offering Proceeds are raised, the project will be shot on digital video as opposed to film, and subsequently transferred to film (during post-production) for projection in theatres. Shooting on video requires less time to light each scene. For example, instead of spending six hours to light a scene, as it might take for film, it may only take fifteen minutes when shooting on digital video. This can result in significant savings since all the rest of the cast and crew will spend less time waiting around on the set while lighting is being completed. This change will not affect the length of the Film, nor its content. Movies shot on digital video do not have the exact visual quality of a 35mm film. Last year's Artisan Entertainment release *Chuck & Buck* was shot in this manner. Shooting on digital video will not require any significant changes in the plans for pre-production.

Deferments of some or all of the budgeted salaries of creative personnel and others providing goods or services used in the production of the Picture may be used in conjunction with the Minimum Offering proceeds. Such Deferments are not paid out of Offering Proceeds but out of the Film's revenue stream, if any (see definition of "Deferments" in the LLC Operating Agreement, Exhibit "A" and additional discussion at "Estimated Use of Proceeds"). In either case, the LLC will contract with an existing third-party film production company (Filmstar Production, Inc.) for actual production of the Film (see "People of Silverstar Studios, LLC).

It is the Manager's opinion that the Offering proceeds will satisfy the LLC's cash requirements for the next twelve months and that it will not be necessary to raise additional funds. The proposed Film is designed for release to markets and media throughout the world. The Picture is expected to receive an MPAA rating no more restrictive than "R".

The balance of this Plan of Operations provides information relating to the nature of the story told through the subject Script, the rights to the Screenplay, the details of production plans (including a timetable) and the plans for marketing and distribution of the Film. Should the Film be completed and obtain distribution, it is anticipated that the Film will generate revenue for the LLC and its Member/Investors either through a distributor advance and/or through an ongoing percentage participation in the Film's earnings in each market and media in which it is exploited (see discussion relating to "Marketing and Distribution" below, as well as the discussion contained in "MOTION PICTURE INDUSTRY OVERVIEW").

Neither the LLC Manager or the proposed LLC is currently in any preliminary contact or discussions with, and neither has any present plans, proposals, arrangements or understandings with any representatives of the owners of any business of company regarding the possibility of any acquisition, merger or joint venture transaction.

Script Synopsis–Someone's been breaking into Novagen Pharmaceutical's high-rise . . . from outside the 50th floor.

Police officer JOHN MACINTOSH is assigned to the case and quickly finds his life consumed by the hunt. After cornering the mysterious "man in black" during a second break-in, Mac finds himself attached to the intruder as they base jump out of the window of a high rise. Although they parachute smack into the middle of a police blockade, Mac's adversary escapes.

As his investigation leads into the world of high risk rock climbers. Mac gets in hot with a female climbing instructor and his life literally gets turned upside down when he finds himself pursuing the man in black while he hang glides through the streets of downtown.

The plot thickens as the most unlikely suspects start surfacing. Mac's world becomes a thrill-a-minute chase and he won't give up even when the thief drags him through the city behind a racing pickup truck.

As he gets closer to the truth. Mac's own past secrets crop up and he starts to question who the true adversary is: the high climbing intruder or the high tech Novagen.

Screenplay Rights–The Screenplay was written and is owned by Spiro Razatos. The Screenplay was most recently registered with the U.S. Copyright Office on April 20. 1999 (under the title *High Man*). The Script has been optioned by Silverstar Productions. Inc. (see Option Agreement at Exhibit "F") and he will assign those rights to the LLC upon Minimum funding. The Short Form Assignment will be recorded in the U.S. Copyright Office as evidence of the transfer of rights (see Exhibit "C").

Production Strategy–In the event that at least the Minimum ($1.500.000) is raised through this Offering. the LLC will utilize the services of its contract production company (Filmstar Productions) to produce the Film and market it to prospective distributors. The production of *High Risk* will be divided into three main phases: pre-production. principal photography/production and post-production. Preparation for filming will involve selecting each member of the cast and crew. scheduling each day of production. constructing sets and costumes. and negotiating arrangements with suppliers of equipment and facilities.

In the event that only the Minimum Offering Proceeds are raised. substantial Deferments for creative personnel as reflected in the Minimum column of the "Estimated Use of Proceeds" that follows will be enacted. In addition. during the production phase. the Producers will institute a more severe limit on the number of takes and the amount of film to be used in shooting the required scenes for the motion picture. Further. during the post-production phase (again assuming only the Minimum Offering Proceeds are raised). the project will be edited on video (i.e.. the film version will not be printed). The Producers do not believe that such measures will significantly impact either the length or the content of the Motion Picture.

Oftentimes filmmakers. in order to save money. will complete their film initially ONLY on video. Basically the process of actual editing remains the same: it is still done on a computer based editing system (like Avid.) The difference really is in the "finish" of the film. Will the final product be a film print for theatres or will it be a master videotape? Basically. a film print is done AFTER the video edit is finished. The print is an optional step. but a necessary one for theatrical distribution.

In order to prepare a film "print" for a theatrical 35mm projection. several additional (and expensive) steps are necessary. All of the video edits (a.k.a. cuts) must be conformed back to the original film negative. This is done by linking all of the frame and time-code tape numbers back to edge numbers that are printed along the sides of film negative. Once this is done. a film lab begins the physical process of cutting the long rolls of negative film and editing the pieces together. At this stage all optical effects (such as fade-ups and dissolves) are added to the film. copying the parameters as laid down in the video edit. When the negative is together. it is printed as an answer print. from which theatrical release prints are copied. All of these steps are taken by film labs as directed by the director and editor and based on their video edit. They are hard costs and are extremely expensive.

If a film is going straight to video and TV, most or all of these costs can be avoided. The effects and edits are simply completed on video only. The film negative never needs to be cut or conformed. Oftentimes, with independent films, the remaining part of the budget (to make film prints) has not yet been raised. However, with a completed video edit, the filmmakers can raise money by showing the tape to investors or by entering it in film festivals. Some festivals do not accept videotapes as a final format, but nearly all of them (including Sundance) determine the festival line-up based ONLY on videotapes. This puts the filmmakers in a position where they have the option to delay paying film-print costs until they know they are accepted by a festival.

Location and Logistics–Prior to the commencement of pre-production, the Film's director, Producers and cinematographer will scout locations, pre-cast and secure deals with film labs, equipment rental houses and studio/sound stages, if necessary. It is the intention of the director and Producers that *High Risk* will be shot on locations in and around Los Angeles in order to obtain the authentic look and feel necessary to support the story.

Casting–While casting is important to the success of any motion picture, *High Risk* is not a "star dependent" movie. The majority of the cast will be comprised of Los Angeles area talent. As has been demonstrated in the past with other successful independent films, casting talented but relative unknowns can ultimately be a positive selling point in a marketplace saturated with overexposed and overhyped stars. Without preconceived expectations, critics, distributors, film festival goers, and ultimately audiences around the world, can "discover" the magic and charm of a picture, like *High Risk*, and make it their own. Their subsequent enthusiasm and "word of mouth" may then become a major, cost-effective tool used to market and promote the movie. Although the Manager believes the available budget, if the maximum number of LLC Units are sold, will be adequate to provide a desirable cast, no assurances can be provided that such persons can be attracted to the Picture.

Crew–The majority of below-the-line crew for *High Risk* will be selected from the capable pool of Southern California film crews.

Principal Photography and Post Production–Filming of *High Risk* is tentatively scheduled to begin approximately three months after the close of escrow and last for 3 to 6 weeks depending on the level of funding. After principal photography is completed, the post-production phase will take place in Los Angeles. During this phase, the Producers will supervise the editing of the work print, build up the sound track, score the Film, conform the negative, add titles and optical effects and ultimately produce an answer print from which a distributor can strike release prints.

Production Schedule and Timetable–The following is the preliminary schedule of events and expenditures for *High Risk*:

Pre-production– 6.5 weeks

Active pre-production commences with the successful funding of the project. Thereupon, a skeletal staff of key personnel will begin the preparations for the production. The purpose is to organize and prepare for principal photography. Approximately 20% of the budget is used during pre-production.

To be accomplished:	Complete casting
	Finalize script changes

Crew allocation
Lock in production schedule
Lock in all locations
Allocation of equipment, props, wardrobe
Begin set construction
Cast rehearsals
Begin initial publicity

Principal Photography/Production – 4 weeks

Production or principal photography begins when shooting actually starts. At this point the entire crew is employed on the film, and the cast is traveling or working according to need. Approximately 60% of the budget is used during production. In the event that only the Minimum funding is achieved and the Film is shot on digital video, the time period required for principal photography will be significantly compressed, and principal photography will likely be completed in less than half of the estimated time for shooting on film. Significant savings will also occur due to the reduced time required for paid cast and crew.

To be accomplished:

Meet each day's production needs, in terms of equipment, actors, crew, lodging, food, supplies, locations, props, effects, construction, set dressing, etc.
Set construction completed
Process film
Begin post production editing
Cut the trailer to initiate industry attention

Post-Production – 6.5 week

Post-production commences upon the completion of principal photography. Production personnel are released and equipment is turned in. During Post-Production the director cuts the film and it is readied for distribution.

To be accomplished :

Director edits the film
Edit sound
Creation and integration of visual and sound effects
Compose, record and edit score
Shoot any required pick-up shoots, or re-shoots
Re-record any necessary dialogue
Creation of main and end titles
Spot music and sound effects
Mix music, sound effects and dialogue
Color time (color correct) the film
Create answer print
Screen answer print
Screen *High Risk* for distributors

Marketing and Distribution

The Producers of *High Risk* will begin to seek distribution during pre-production since it is never too early to create a "buzz" around Hollywood. During production the Producers plan to cut a trailer that can be sent to possible distributors and other media companies to continue to garner interest. The Producers believe that the key to selling an independent film is to do so when its value is at its greatest. Typically holding off until after the project is completed is preferred, at which time the Film has hopefully captured the attention of choice distributors by timely and appropriate industry screenings and by exploiting favorable reviews at high profile festivals such as Sundance (January), the American Film Market (February), Cannes (May), Toronto (September) and Milan (October).

No two deals are alike, a statement that holds true for any business, and the motion picture industry is no exception. Following are several possible scenarios for selling an independent film.

Studio Distribution–It is possible that an independently produced feature film like *High Risk* could be acquired for distribution by a major studio/distributor. All marketing and distribution decisions are then made in-house at the studio which sends out promotional and advertising materials, arranges for screenings of the films and makes deals with domestic and foreign distributors. For the foreign markets, studios have offices around the world either singly or with other studios, to distribute their films in other countries. The studio acquires (or licenses) the copyright, which it licenses to the foreign distributor for a specific length of time. Once the studio receives its share of the box office grosses from the exhibitors, the distribution arm will charge a distribution fee that can range from 30-40%. The studio then takes the entire fixed cost of the distribution division and applies a portion of it to each film, often around 12% of the studio's share of the box office gross. They also charge for the cost of advertising and prints. Although these numbers sound high, there are some advantages to studio distribution. The studios have the ability to put 3,000 prints of one film in circulation on opening weekend. Its own channels of distribution are manifold. The studio has the financial resources to inundate television and the press with ads, and it has significant clout in getting placements for producers, directors, and actors on early-morning and late-night national interview shows.

Studio Advance, Buy-Out or Guarantee–Some independent films acquired by studios or distribution companies receive an advance or guarantee against future proceeds. *Shine* was reported by The Los Angeles Times (March 4, 1997) to have a negative cost (the negative cost of a film is defined as the total of all the various costs, charges, and expenses incurred in the acquisition and production of a motion picture, in all its aspects prior to release, that is, to produce the final negative) of $4.5 million. The film reportedly received $10 million as domestic and international advances. According to *The Hollywood Reporter* (November 14, 1996) *Slingblade* had a negative cost of $1 million and was acquired by Miramax with a $10 million guarantee. *Spitfire Grill* reportedly had a negative cost of $6.1 million and was acquired by Castle Rock for a $10 million advance. Miramax is reported to have paid $5 million for *Swingers*, a film with a reported negative cost of $2 million (*Filmmakers and Financing*). The vast majority of independently produced feature films, however, are not picked up for distribution by a major studio/distributor (or subsidiary), thus no such studio advances, buy-outs or guarantees are available.

Independent Distribution–Independent distribution is similar to studio distribution but independent companies typically release fewer movies each year (per distributor) therefore they are presumed to be able to spend more time on providing individual attention to a motion picture's release. They also have expertise in marketing films that are smaller in scale with less "marquee" value. The fee an independent distribution company takes will depend largely on their involvement in the film, how large a risk they are taking and how badly they want to distribute the film. The amount of risk is primarily related to the amount of money the distribution company pays out of its pocket. The more up-front expenses it has to assume, the greater the percentage of incoming revenues it will seek. Their distribution fees apply only to the revenues generated by the distributor's own agreement (i.e., if they are not the foreign distributor they do not share in the foreign profits). When an independent distributor acts in the same way a studio would (i.e., advance all the up front costs or prints and advertising) the distribution deal often provides for a 50/50 split of net profits between the producer and distributor. But unlike a studio, which typically deducts any distribution costs off the top or takes their 30–40% of the domestic gross box office rentals and deducts the distribution expenses from the producers' share, an independent distributor may split the distribution expenses equally between themselves and the producer.

Foreign Sales–It is common for a producer to make distribution deals with separate distributors for domestic and foreign releases. In order to reach a foreign distributor a sales agent is usually employed. A sales agent is more likely to secure a foreign distribution for a film if there is already a deal for domestic theatrical release already in place, but, as discussed in the Distribution section, a domestic theatrical release is not necessarily an indicator of a film's eventual success overseas. Sales in foreign countries center around the big three international markets: the American Film Market (AFM) held in Santa Monica, California in February. The MIF (Marche International du Film) held in Cannes, France concurrently with the Cannes International Film Festival and MIFED (Mercato Internazionale Filme e Documentario) held in Milan, Italy in October. Distributors come to these markets from around the world to view films. Sales to foreign distributors usually involve an advance against a percentage from the territory for which the sale is made.

The following chart lists the top 15 foreign territories in terms of theatrical sales, video sales and TV sales for the independent distribution entities that make up the American Film Marketing Association. The territories are ranked by company revenues and the figures are stated in millions (Source: AFMA. Data compiled through October 4, 2000 and reported in *The Hollywood Reporter* MIFED Edition, October 24-30, 2000).

1999 Rank	Territory	Theatrical Sales	Video Sales	TV Sales	Total Sales
1.	Germany & Austria	$109.2	$106.1	$263.3	$474.1
2.	Italy	$ 94.5	$ 76.0	$148.1	$318.6
3.	Spain	$ 92.6	$ 71.1	$136.1	$299.8
4.	Japan	$101.7	$ 84.4	$ 86.3	$272.4
5.	France	$ 54.6	$ 60.6	$112.8	$228.0
6.	U.K & Ireland	$ 46.1	$ 53.5	$ 75.4	$175.0
7.	Korea	$ 42.8	$ 33.2	$ 31.4	$107.4
8.	Australia/NZ	$ 16.4	$ 28.8	$ 44.3	$ 89.4
9.	Scandinavia	$ 16.6	$ 19.7	$ 34.3	$ 70.6
10.	Benelux	$ 15.7	$ 16.8	$ 3.2	$ 67.6
11.	Argentina	$ 19.4	$ 23.3	$ 22.5	$ 65.3
12.	Canada	$ 14.7	$ 14.3	$ 30.9	$ 59.9
13.	Taiwan	$ 19.4	$ 13.2	$ 17.9	$ 50.5

14.	Brazil	$ 19.2	$ 11.8	$ 15.1	$ 46.0
15.	C.I.S.	$ 13.2	$ 7.7	$ 20.0	$ 41.0
Total Sales of Top 15		$676.1	$615.9	$1.073.6	$2.365.6
Rest of World		$117.0	$ 85.2	$ 220.2	$422.5

Four Wall Distribution–Although not a common form of distribution. four walling is an alternative way to distribute an independent film and can be profitable. In this case a producer rents a theatre usually for a flat weekly fee. The rental fee for the theatre includes the theatre staff (manager. projectionist. ticket and concession counter salespeople). The entire box office income is paid to the producer. The producer is also responsible for the cost of the print as well as any advertising.

Rent-A-Distributor–Somewhere between turning your film over to a distributor and four-walling falls a practice known as renting-a-distributor. The producer puts up the money for all film prints and advertising and rents a distributor's in-place distribution and collection system. The producer usually pays 12.5% to 17.5% of the gross film rentals (the box office receipts received by the distributor). which is far less than a producer gives up when a distributor risks money in advances. guarantees and the cost of an advertising campaign. The producer retains control over the marketing and advertising of a campaign. The distribution company provides its internal system. which includes in-house bookers to book the film into the theatres. a bookkeeping system to keep track of the money and follow up on receivables. A major studio will typically get a much faster response from a theatre chain on an overdue account than a single producer. The "rented" distributor will often take care of preparing and shipping publicity material and film prints although the producer will typically cover the cost.

Markets–There are multiple markets and media from which a producer of a completed motion picture can seek to generate revenue. These include: domestic and foreign theatrical. the home video market. foreign and domestic pay. cable and syndicated television. network television. the newly emerging internet/broadband audience. as well as ancillary distribution to airlines. military services. educational institutions and other non-theatrical venues.

These markets and media may be handled by a single distributor or the Producers may elect to seek separate distributors who specialize in various markets and media. In the event that sufficient funding is raised. the Producers may also seek to arrange for a so-called Rent-a-Distributor deal or even engage in self-distribution. In situations other than self-distribution. the Producers plan to approach such prospective distributors with a completed or nearly completed film. thus potentially maximizing the LLC's bargaining position with respect to negotiating the terms of distribution arrangements.

High Risk is a feature film geared towards a broad audience (13 to 55 age range). and as such. targets a major segment of the movie-going public. The Producers' goal throughout all phases of the production will be to produce a top quality motion picture competitive with the best of the industry. while maintaining strict cost control. Ultimately the Producers intend to seek out and make *High Risk* known to all distributors with the capability to market the Film with the specialized attention and care necessary to maximize its potential revenues. In order to achieve this. the Producers intend to do one or more of the following:

(1) Establish and maintain an ongoing dialogue with potential distributors throughout the Film's production and post production period;

(2) Employ the services of a producer's representative, to carefully promote and create awareness of *High Risk* with these same buyers, and ultimately make a deal or deals for the Film;

(3) Offer private screenings of the finished film to distributors;

(4) Seek to enter *High Risk* in high-profile film festivals like Cannes, Sundance, Toronto, Venice and Telluride, in order to generate positive word-of-mouth and critical "buzz";

(5) Create a teaser web site for *High Risk* where the Manager can engage in preliminary promotional activities to build awareness for the Film, targeting both the trade and potential viewers (e.g., run trailers, interviews with actors, show behind the scenes footage and/or hold contests geared to the Film's demographic); and

(6) Enlist a sales agent or utilize the Film's producer's representative to sell the film in individual foreign and domestic markets and media, if necessary.

The Producers have allocated funds in the budget to implement some of these various marketing and publicity activities. However, there is no assurance that the Film will be accepted into any film festivals, or, that the Producers will be able to enter into any arrangement with any distribution company for the Film. In general, the risk for a distributor acquiring a property at this stage, once the Film has been completed, is greatly reduced, and, if the "buzz" generated by test screenings, film festivals and word-of-mouth is strong enough, a producer may be able to negotiate more favorable terms than under a pre-production arrangement. Conversely, if the Film makes a poor test showing, the terms are likely to be less favorable.

The terms of agreements between feature film producers and distributors vary widely depending on the perceived potential of a film and the relative bargaining strength of the parties. Customarily, a distributor will advance funds to the production company for the right to distribute its film and will agree to expend a minimum amount for prints and advertising. An advance or guarantee may range from a token fee, to an amount in excess of the entire production cost. The distributor ordinarily requires that all its advances and expenses be recouped before percentage participation monies are returned to the production company. The advertising costs plus the costs of publicity, print purchases, shipping, accounting and collecting are customarily deducted, along with a distribution fee, by the film distributor from gross film rentals. For a film such as *High Risk* the costs incurred by a distributor to market and promote the film may be equal to, or, often exceed the cost of production.

Theatrical Release Strategy—In order to generate the highest possible box office gross in the first weekend, big budget studio pictures usually rely on a blitzkrieg release strategy, with massive advertising and media spending, and often a thousand or more prints of a film in circulation. Independent or specialty films usually employ a much different model. Primary among these is the "Platform Release," whereby a film is released slowly, with a limited number of prints, in a limited number of cities, in order to build critical acclaim and word-of-mouth. As the film finds its audience base, the scope of distribution gradually expands, adding cities and theatres to meet demand. This method is the most common for specialty theatrical film distribution and the one the Manager expects will most likely be employed for a film like *High Risk*.

Domestic Theatrical Distribution—Assuming the Minimum is achieved for the Offering and the LLC's contract production company produces the Film, the Manager plans to hold onto all distribution rights until the Picture is completed. The Manager will most likely license domestic rights to an independent or studio-affiliated specialty distributor, but if the opportunity arises, will also consider major studio/distributors. If the Manager is able to select among multiple proposals for domestic distribution arrangements, its management will consider numerous factors, including: amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Picture, the distributor's proposed marketing campaign, print and ad commitments and the distributor's willingness to allow the Producers to contribute to the formation of the marketing campaign. In the unlikely event that the Manager has the opportunity (or are required by circumstances) to parcel out rights in domestic media to multiple distributors, the Manager will seek to maximize the value of each right in the Film. The most likely scenario for this occurrence would be if the Manager was not able to secure a theatrical release for the Picture. In such event, the Manager might still have the opportunity to license video, television and other U.S. or foreign rights to separate distributors.

Ancillary Rights—In addition to the domestic and foreign theatrical market, there are a variety of other markets and media in which a finished film may be exploited. These include: Home Video, Domestic TV (including Pay, Cable, Syndication and Network), Foreign TV and Non-theatrical — airlines, hotels, military bases and other facilities. Revenue may also be derived from rights such as the creation of books, novelization of the screenplay, published music, soundtrack albums and merchandise. The Manager will attempt to generate revenues from all ancillary rights held by the LLC (for a more detailed description of each market, see "MOTION PICTURE INDUSTRY OVERVIEW").

The Internet and Broadband Access—In addition to the above mentioned ancillary markets, there is also an exciting new distribution model emerging within the context of filmed entertainment. Technological advances such as digital satellite transmission, cable modems and DSL, all geared to high speed broadband internet access, are providing another potential avenue for audiences around the world to view their entertainment product. Already numerous well-financed online entities are actively distributing — "net-casting" — short-form archived and streaming media entertainment content over the web.

By the time *High Risk* is completed, the Producers anticipate there may be several "Net-casters" with the ability to release and distribute a theatrical quality, full-length motion picture over the internet, on a global basis, essentially by-passing traditional distributors, with their high costs and fee structure. The advantages are clear: the potential for global distribution and worldwide release, content immediately available for repeated viewings, no print costs, no shipping costs and instantly verifiable next day collections. Plus, the ability to better target the Film's potential audience, as well as run trailers and online promotion, twenty four hours a day, seven days a week, without costly network television media buys. The challenge is to get people to the site and motivate them to pay for the viewing.

Intense competition among emerging companies to establish a recognizable brand in the internet entertainment space will likely lead to increased distribution opportunities, and a new class of buyers to whom independent producers may license their product. As a result, the Producers believe that independent feature filmmakers and their investors, at least in the near-term, are likely, if they make a deal with a "net-caster," to retain greater leverage and creative control over how their films are marketed and released, and, in the process, reap higher profits from the intellectual property they create. However, given rapidly changing technological developments and shifting consumer tastes, it is not possible to predict with any certainty, what effect, if any, this or other new distribution channels will have on potential overall revenue for feature length motion pictures.

Financing Strategy

With this production strategy in mind, the Producers for the Picture have chosen to finance the production through a limited liability company Offering. This structure offers flexibility in regard to Deferring pay to creative personnel and giving profit sharing incentives to investors. Before utilizing investor monies the Manager is required to raise the Minimum Offering Proceeds ($1,500,000). If at least the Minimum Offering amount is raised, *High Risk* upon completion, will be offered to distribution entities as a quality finished production. The production team feels this approach provides greater negotiating power and permits the Picture to compete internationally with much larger productions.

Manager Discretion Regarding Production and Distribution Matters

The Manager has reserved in the Operating Agreement the specific authority to enter into agreements on behalf of the LLC with motion picture or television studios, distributors or other third-parties pursuant to which the LLC in exchange for such studios', distributors' or other third-parties' assistance in financing, producing, distributing and/or otherwise exploiting the Picture may commit to pay such parties out of revenues generated by the Picture at a point in the Picture's revenue stream prior to the calculation of Distributable Cash. Such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture (see "OPERATING AGREEMENT" at Exhibit "A"), if in the judgment of the Manager's owner, such a sale would be in the best interest of the LLC. In addition, the Manager has reserved the right (1) to seek the most advantageous distribution agreement for the LLC's Picture, (3) to modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture, (3) to choose locations for shooting such movie other than the locations disclosed herein, (4) to enter into agreements on behalf of the LLC which provide that persons providing financing, rendering services or furnishing literary material or other materials or facilities in connection with the production, distribution or other exploitation of the Picture shall receive as salary or other compensation, Deferred amounts or a percentage participation in LLC revenue and (5) to make agreements with star talent to pay Deferments prior to Investor Recoupment. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE MANAGER PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGER AND ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE INVESTORS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND ITS ASSOCIATES BEFORE CHOOSING TO INVEST IN THE OFFERING (see "People of Silverstar Studios, LLC/LLC Management" above).

SUMMARY OF THE LLC'S OPERATING AGREEMENT

The LLC's Operating Agreement ("Agreement") accompanying this Offering Circular as Exhibit "A" contains (at Article I) a glossary of terms used in the Agreement and Offering Circular. The Agreement provides at Article II for the formation of the LLC, sets forth required filings, provides for the name of the LLC, its offices and establishes its term of existence at ten (10) years. The Agreement also indicates that Silverstar Productions, Inc. will be designated as the LLC's Manager and that the individual owner of Silverstar Productions, Inc. will serve as agent for service of process. Article III of the Agreement sets forth the purposes of the LLC and establishes its power to conduct its business. Article IV of the Agreement sets forth the Unit price and describes the capital contributions of the Members and Manager. This section also establishes the Minimums and Maximum for the Offering and sets forth the Members' share of the LLC's revenue. This Article further establishes LLC policy relating to the withdrawal of capital and the payment of interest, places limits on the liability of the Manager for capital contributions and describes the creation and maintenance of capital accounts.

Article V of the Agreement provides for the allocation of the LLC's net profits and losses, for the treatment of syndications costs, establishes the LLC's accounting policy and fiscal year, sets forth certain business records that must be kept, provides for the bank deposit of LLC funds, discloses the compensation to be paid to the Manager and its affiliates and prohibits Unit holder compensation. Article VI sets for the revenue sharing ratio as between the Manager and Member/Investors. Article VII of the Agreement provides for the election of the Manager, describes the Manager's powers and authority, establishes LLC policy with regard to the Manager's time commitment to LLC affairs, allows the Manager to engage in other business activities not related to the LLC, sets a standard for possible agreements between the Manager and Members or others, designates the Manager as the LLC's Tax Matters Partner, places limits on the ability of the Manager to withdraw, provides for the indemnification of the Manager and others under specified circumstances, sets forth the rights and obligations of the Unit holders, specifies required reports to be made to Members and others, provides for the circumstances under which meetings may be called and held and describes the fiduciary nature of the relationship between the Manager and the LLC's Members.

Article VIII describes restrictions on the transfer of interests in the LLC, permits the assignment of the Manager's interest, provides for the rights and substitution of an assignee, discusses the impact of the death, disability or bankruptcy of a Unit holder, sets forth the standard for the removal of the Manager and sets forth the circumstances under which the business of the LLC may be continued in the event of the death or incapacity of the Manager. Article IX describes the manner in which this Agreement may be amended. Article X of the Agreement provides for the dissolution, winding up and liquidation of the LLC and its assets. Article XI provides for the delivery of notices, contains a severability provision, provides for the application of California law, provides for arbitration in the event of a dispute, limits the meaning and influence of section headings within the Agreement, makes the Agreement binding on successors, provides for written consents and agreements, contains an attorney fee provision, provides for the waiver of certain claims, limits the use of injunction as a remedy in disputes, provides for the opportunity to cure any alleged breaches and allows for the Agreement to be executed in counterparts.

Article XII sets forth the representations of the Unit holder and also contains an indemnification provision. Appendix "A" to the LLC Operating Agreement sets forth the format pursuant to which the Member/Manager Voting Interests will be listed and Appendix "B" creates a format for setting forth the respective Member and Manager percentage interests when the LLC's Offering is closed.

OFFERING INFORMATION

Securities Being Offered

Description of Units--Units offered by means of this Offering Circular are interests in a California limited liability company. Such Units are being offered pursuant to the SEC's Regulation A and compatible state registration regulations. No Unit will be assignable or transferable (except for certain gifts or upon death) without the consent of the Manager (see Article 8.1 of the LLC Operating Agreement at Exhibit "A").

Management and Voting Rights--The rights of a Member and Manager are summarized below, but more fully described in Article III of the LLC Operating Agreement appearing at Exhibit "A" to the Offering Circular, and such rights are controlled by said Agreement, the LLC's Articles of Organization and the California limited liability statute.

Percentage Interest--For voting purposes, the percentage of a Member or Manager's interest will be set forth opposite the name of the Member or Manager (upon completion of the Offering) under the column "Member/Manager's Percentage Interest" in Appendix "A" to this Offering Circular (page A-25 at the end of the LLC Operating Agreement). In addition, with respect to allocations of Net Profits and Net Losses, the percentage of a Member or Manager's interest will also be set forth opposite the name of the Member or Manager in the designated column of Appendix "B" (page A-26 at the end of the LLC Operating Agreement), as such percentage interests may be adjusted from time to time pursuant to the terms of the LLC's Operating Agreement. Percentage Interests will be determined, unless otherwise provided in the Operating Agreement, in accordance with the relative proportions of the Capital Accounts of Members and Manager, effective as of the first day of the LLC's fiscal year but with all distributions under Article VI to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member or Manager (see "LLC Operating Agreement" at Exhibit "A").

Election of Manager--The election of the Manager to fill the initial position shall be by declaration of the Original LLC Manager. Subsequent vacancies will be by the affirmative vote of a majority in interest of the Members. Item 2.11 of the accompanying Subscription Application and Agreement provides that by completing such application and by signing it, the Prospective Purchaser is specifically confirming the selection of Silverstar Productions, Inc. to fill the initial Manager position of the LLC pursuant to the LLC's Operating Agreement.

Meetings--(a) Meetings of Members may be held at any place, either within or without the state of California, selected by the person or persons calling the meeting or as may be stated in or fixed in accordance with the Articles of Organization or the Operating Agreement. If no other place is stated or so fixed, all meetings will be held at the principal executive office of the LLC. (b) A meeting of the Members may be called by any Manager or by any Member or Members representing ten percent (10%) or more of the interests of Members for the purpose of addressing any matters on which the Members may vote. (c) the Manager shall provide all Members within ten (10) days after receipt of said request written notice of a meeting to be held on a date not less than fifteen (15) days nor more than sixty (60) days after distribution of such notice. The scheduling of such meetings shall not interfere with the duties of the Manager or its owner in the production of the Film (see Article 7.14 of the LLC's Operating Agreement at Exhibit "A").

Rights of Assignee–An assignee. legal representative or successor in interest of a Unit Holder will be subject to all of the restrictions on a Unit Holder provided in the LLC Operating Agreement. An assignee of a Unit Holder's interest. or a portion thereof. who does not become a substituted Member in accordance with the provisions set forth in the LLC's Operating Agreement will have no right to an accounting of LLC transactions. to inspect the LLC'S books. or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager. such an assignee will be entitled to receive only the share of LLC profits or other compensation by way of income. or the return of the assignor's contribution. to which the assignor would have been entitled (see Article 8.3 of the LLC's Operating Agreement at Exhibit "A").

Removal of a Manager–The Manager may be removed. but only for good and sufficient cause. by a majority vote of the Members without concurrence of the Manager at a meeting called expressly for that purpose. Any removal will be without prejudice to the rights. if any. of the Manager under any contract of employment. and if the original Manager is removed. all rights relating to the Screenplay (as contributed by the Manager to the LLC) will revert to the Manager. Upon the effectiveness of such removal. the Members may by the consent of a majority of the Unit Holders and the remaining Manager. if any. elect a successor Manager to continue the business of the LLC. or continue the business of the LLC with the remaining Manager acting in that capacity (see Article 8.8 of the LLC's Operating Agreement at Exhibit "A").

Events of Dissolution–The LLC will be dissolved at the time specified at Article 2.5 of the LLC's Operating Agreement or upon the earlier occurrence of any of the following: (a) at the time specified in the Articles of Organization: (b) upon the happening of events specified in the Articles of Organization: (c) by the vote of a majority in interest of the Members. (d) upon the occurrence of a Dissociation Event. unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of the event. or (e) by decree of judicial dissolution pursuant to the California limited liability company statute (see Article 10.1 of the LLC Operating Agreement at Exhibit "A").

Liability–No Unit Holder will be personally liable for any of the debts. contracts or other obligations of the LLC or any of the losses thereof. except to the extent of such Unit Holder's Capital Contribution. plus such Unit Holder's share of undistributed LLC income if any. When a Unit Holder has rightfully recovered the return in whole or in part of such Unit Holder's Capital Contribution. such Unit Holder will nevertheless be liable to the LLC for a period of one year thereafter for any sum. not in excess of such return with interest. necessary to discharge such Unit Holder's liability to all creditors who extended credit or whose claim arose during the period the contribution was held by the LLC. No Unit Holder will be required to contribute any amounts to the LLC except as provided for in the LLC's Operating Agreement (see Article 7.11 of the LLC's Operating Agreement at Exhibit "A").

Comparison of LLC **and Corporation**–The LLC is structured to take advantage of the limited liability characteristics of a corporation. the flow-through tax aspects of a partnership and a flexible management and operational structure. An LLC is best described as a hybrid legal entity. Under state statutes. it provides limited liability for its owners. has the ability to hold property in its own name. has the capacity to sue and be sued and is created for a limited and stated term of years. The "flow-through" tax characteristic means it is not taxed at the entity level by the IRS (i.e., its net revenues flow through the LLC entity for federal tax purposes and to the investors). Distributions paid or allocated to LLC investors are subject to the federal income tax. The state in which the LLC is created may impose a tax on LLC revenues. An LLC has more flexibility in structuring the revenue sharing arrangement (i.e., distribution of LLC profits) as between the owners and management. LLC members (owners) of a passive-investor LLC do not participate in management and their voting rights are limited to specific issues set forth in the LLC's operating agreement. Interests in an LLC may not be transferred without the consent of the members and manager, though an individual member may assign his or her right to income.

On the other hand, a regular "C" corporation may exist in perpetuity and is subject to income tax on its corporate-level net earnings. It also offers limited liability to its shareholder investors, meaning that a limitation is placed on the amount an investor of a corporation can lose resulting from a lawsuit against the corporation or other loss suffered by the corporation. The investor's liability is limited to the amount the investor or shareholder invests in the corporation, unless that amount is determined by a court to have been fraudulently insufficient. Corporate dividends are paid at the discretion of the corporation's board of directors in direct proportion to the shareholders' ownership interests. The shareholders of a corporation are generally limited to voting to elect members of the board of directors. In the absence of any provision or agreement to the contrary, corporate shares issued as part of a public/registered offering are freely transferable, thus it is possible that a liquid market may develop for such shares.

Terms of the Offering

Terms of Purchase--The purchase price for each LLC Unit ("Unit") consists of a **$2,500** cash payment. The Minimum purchase per investor is **ten (10)** Units **($25,000)**, except that in the discretion of the Manager qualified investors may be allowed to purchase less than the Minimum Purchase. The Minimum Offering Proceeds is $1,500,000. The Maximum Offering Proceeds ("Maximum") is $5,000,000. In the event that the Minimum is not reached, the Offering Proceeds will be promptly returned to Investors with interest following the Offering's termination.

Subscription Requirements--Each person desiring to become a Unit Holder must complete, execute, acknowledge and deliver to the Manager the executed copies of the Subscription Materials accompanying this Offering Circular. By executing the Subscription Agreement, the subscriber or Prospective Purchaser is agreeing that, if the Subscription Agreement is accepted by the Manager, such subscriber will become a Unit Holder and will be otherwise bound by the terms of the Subscription Agreement and associated Operating Agreement.

California Residents--California residents desiring to purchase LLC Units will be required to meet special California investor suitability standards. Such investors' must have not less than $250,000 liquid net worth, (a net worth exclusive of home, home furnishings and automobile), plus $65,000 gross annual income or $500,000 liquid net worth OR $1,000,000 net worth (inclusive) or $200,000 gross annual income.

The Manager reserves the right, in its sole discretion, to reject any Prospective Purchaser's subscription in whole or in part and to allocate to any Unit Purchaser less than the number of Units applied for by such Purchaser (with a refund of any unused portion of the Unit Holder's investment). Subscriptions will be rejected for failure to conform to the requirements described in this Offering Circular.

over-subscriptions to the Offering, or such other reasons as the Manager determines to be in the best interests of the project. A subscription may not be revoked, canceled or terminated by the Prospective Purchaser.

Holding of Subscription Funds--Funds received from accepted Prospective Purchasers for Units will be placed in a segregated, interest-bearing escrow account at U.S. Bank in Los Angeles (see Escrow Agreement at Exhibit "G"). It is contemplated that the Offering will Close not later than **September 30, 2003**. Investor funds will be made available to the LLC after the Minimum of $1,500,000 is raised and a development account has been opened in the name of the newly created entity. If the Minimum of $1,500,000 is not achieved by September 30, 2003, none of the Units will be sold, and all funds received as subscriptions will be promptly returned to the Subscribers in full with interest following the Offering termination. No Investor funds will be released (from the escrow account set up to hold such funds during the Offering), for use by the Manager on behalf of the LLC unless the Minimum Offering Proceeds have been secured.

Once the Minimum has been achieved, the Members will be admitted as Members not later than the last day of the calendar month following the date their subscription was accepted by the LLC. Subsequent subscriptions will be accepted or rejected by the LLC within thirty (30) days of their receipt; if rejected, all subscription monies will be returned to the subscriber within ten (10) business days.

Plan of Distribution of Units

The Offering--The securities (LLC Units) are being offered through the Orange County, California SEC/NASD broker/dealer firm Rockbridge Securities, Inc. (underwriter) and other selected broker/dealer firms. Such firms will be offered commissions on Unit sales up to ten percent (10%) of the Unit purchase price. The full purchase price for each Unit is payable in cash at the time of subscription. A subscription is not subject to termination by the Subscriber. To date, the only such SEC/NASD broker/dealer firm to be selected to make such sales is Rockbridge Securities, Inc. (see "BROKER/DEALER SALES AGREEMENT" at Exhibit "I"). There are currently no plans, agreements or other understandings that have been made with any other broker/dealer firm, other than Rockbridge Securities, however, if such arrangements are made, a post qualification amendment to disclose those arrangements and clarifying that any such additional broker/dealer firm participating in the offering would be acting as an underwriter will be filed with the SEC and will be named in the Offering Circular.

The Manager, its Affiliates, NASD broker/dealers and registered representatives are prohibited from directly or indirectly paying or awarding any fees, commissions or any other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise in favor of the purchase of the Units. In no event will the maximum compensation to be paid to NASD members in connection with the distribution of this offering exceed 10% plus 0.5% for bonafide due diligence. Also, any purchases made by any persons affiliated with the issuer for the explicit purpose of meeting the minimum contingency must be made for investment purposes only, and not with a view toward redistribution.

In recommending to a participant (Investor) the purchase, sale or exchange of an interest in a direct participation program such as the LLC's Offering, a member NASD broker/dealer firm or person associated with such a firm shall:

(i) have reasonable grounds to believe, on the basis of information obtained from the participant concerning his investment objectives, other investments, financial situation and needs, and any other information known by the NASD member firm or associated person, that:

a. The participant is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Offering Circular, including the tax benefits where they are a significant aspect of the program;

b. the participant has a fair market net worth sufficient to sustain the risks inherent in the program, including loss of investment and lack of liquidity; and

c. the program is otherwise suitable for the participant; and

(ii) maintain in the files of the member firm documents disclosing the basis upon which the determination of suitability was reached as to each participant.

Persons who assist in the sale of the Units may be deemed "Underwriters" as that term is defined in the Securities Act, and compensation received by them may be deemed to be "Underwriter's Compensation". No provision for indemnity has been provided to such persons by the Manager on behalf of the LLC for any liabilities arising under said Act as a result of this Offering.

The Offering will continue until the earlier of: (i) the date on which the Maximum of 2000 Units have been sold and the Subscribers are accepted by the Manager; or (ii) the final termination date of the Offering, (i.e., September 30, 2003). In the event that subscriptions, do not reach the 600 Unit Minimum by September 30, 2003 the Offering will close, and all subscriptions will be promptly returned to Subscribers in full, with interest (see "OPERATING AGREEMENT").

Subject to availability, there is no limit on the maximum number of Units that may be purchased by any Investor. However, the minimum purchase per Investor is ten (10) Units ($25,000) except that in the discretion of the Manager qualified investors may be allowed to purchase less than the Minimum Purchase.

The Units are offered subject to the right of the Manager to reject, in whole or in part, any subscription. Purchasers of Units at Closing will be admitted as Members not later than 15 days after the release from the segregated bank escrow account of the gross proceeds of the Offering to the LLC. Offers to purchase Units will be accepted or rejected by the Manager within 30 days after their receipt and, if rejected, associated funds will be immediately returned. If the Manager rejects a subscription, the funds tendered with that subscription will be returned to the subscriber within 10 days after the rejection, along with notification of rejection and interest earned on such funds, if any.

Estimated Use of Proceeds

The Proceeds of this Offering will be used to pay the expenses associated with the organization and management of the LLC and the conduct of the Offering and to finance the production of the Picture as well as possibly a portion of the films' marketing and promotion. The table below sets forth the current estimated use of the Offering Proceeds upon the sale of the Minimum of 600 Units at $2,500 per Unit ($1,500,000) or the Maximum of 2000 Units at $2,500 per Unit ($5,000,000). A portion of the savings reflected in the Minimum column may be achieved through the use of Deferments (i.e., the delay of payment of some or a portion of the budgeted salaries or other compensation to providers of goods or services in the production of the Film. Such Deferments are not paid out of the Film's budget (i.e., the Offering Proceeds), but instead are paid out of the Film's revenue stream, if any, (i.e., the LLC's Distributable Cash), and in this instance, after Investor Recoupment. Parties agreeing to such Deferments assume the risk that they will not be paid. The amount of such Deferments do not vary with the amount of Offering Proceeds.

	Minimum[1]	Maximum[1]
LLC Operating Expense	$ 5.000	$ 15.000
Offering Expenses (not more than 15%)[2]		
Organizational [3]	$ 67.500	$ 225.000
Syndication [4]	$ 157.500	$ 525.000
TOTAL OFFERING EXPENSES (ceiling)	$ 225.000	$ 750.000
Rights/Acquisitions	$ 100.000	$ 100.000
Development Costs	$ 150.000	$ 500.000
Packaging and Talent	$ 75.000	$ 250.000
Producers Unit [5]	$ 75.000	$ 250.000
Director	$ 75.000	$ 250.000
TOTAL ABOVE-THE-LINE	$ 475.000	$1.350.000
Production Staff	$ 65.000	$ 220.000
Office Space (rent)	$ 81.600	$ 81.600
Production Costs	$ 61.000	$ 179.000
Set Construction	$ 53.000	$ 145.000
Set Dressing	$ 51.764	$ 88.292
Camera	$ 62.688	$ 197.064
Electric	$ 54.677	$ 103.031
Grip	$ 32.934	$ 84.202
Production Sound	$ 20.184	$ 68.352
Makeup/Hair	$ 10.920	$ 35.760
Wardrobe	$ 35.673	$ 89.019
Locations/Food	$ 60.400	$ 448.200
Transportation	$ 17.000	$ 350.000
TOTAL PRODUCTION PERIOD	$ 606.840	$2.089.520
Editorial	$ 35.900	$ 107.700
Post Production Film & Lab	$ 36.645	$ 54.935
Post Production Sound	$ 36.800	$ 95.400
Music	$ 55.000	$ 110.000
Titles/Stock Footage	$ 12.500	$ 82.500
TOTAL POST PRODUCTION	$ 176.845	$ 450.535

Total Above-the-Line	\$ 475.000	\$1.350.000
Total Below-the-Line	\$ 606.840	\$2.089.520
Total Above & Below-the-Line	\$1.081.840	\$3.439.520
Post Production	\$ 176.845	\$ 450.535
Contingency	\$ 11.315	\$ 344.945
FILM BUDGET TOTAL	\$1.270.000	\$4.235.000
GROSS OFFERING PROCEEDS	\$1.500.000[1]	\$5.000.000

Notes to Estimated Use of Proceeds:[1] If only the Minimum is raised (\$1.500.000) the Manager intends to utilize the amounts shown in the categories listed above to pay the Offering expenses and expenses associated with acquiring rights to the Script. expenses associated with the production of the Film described herein (with Deferments). complete post-production and offer the Film to distributors. If the Maximum is raised (\$5.000.000) the Manager intends to utilize the amounts shown in the categories listed above to pay Offering expenses and the expenses associated with the production of the Film described herein (without Deferments). complete post-production and offer the Film to distributors. If an amount between the Minimum and Maximum is raised. the Manager intends to exercise its discretion in determining how much to expend on the production of the Picture in each of the above listed production cost categories. and determine in what categories Deferments will be required. Such Deferments. if any. will be paid after Investor Recoupment.

[2] Offering expenses for the Offering. including broker/dealer commissions and management fee. will not exceed 15% of the Gross Proceeds of the Offering. thus at least 85% of the monies raised by virtue of the Offering will contribute directly to the quality of the motion picture which ultimately appears on the screen and its marketing.

[3] Please see the definition of Organizational Expenses in the Glossary of the Operating Agreement at Exhibit "A" (see "Manager and Affiliate Compensation" at "OFFERING INFORMATION".

[4] Please see the definition of Syndication Expenses in the Glossary section of the Operating Agreement at Exhibit "A". The Manager plans to sell Units through selected SEC/NASD broker/dealer firms (see "Plan of Distribution of Units").

[5] The individual owner of the Manager will be paid an Executive Producer's fee of \$75.000. The Manager itself will be paid an LLC Management Fee. if and when the Maximum Offering Proceeds are reached. of 1.5% of the Offering Proceeds as a one-time management fee.

[6] After the Closing of the segregated interest-bearing escrow account set up by the Manager to hold Subscriber funds and until such funds are needed as described in this section. cash on hand may be temporarily invested in short-term. interest-bearing financial instruments guaranteed or insured by the United States Government or its agencies. Interest earned on the Investor funds held until Closing will be paid to the Investors.

The Estimated Use of Proceeds of the Offering is intended to reflect the Manager's best estimates of all costs of organizing the LLC. selling the limited liability company interests and producing the Picture up to and including the delivery of the required elements to the Distributor for the LLC's Film. These estimates are made at the time of the preparation of this Offering Circular and are necessarily tentative ones.

Other than as stated herein, the Manager makes no representations with respect to the final cost of any items (including those specified above) relating to the production of the Picture. The Manager reserves the right to modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture.

Compensation of Manager and Affiliates

The following table summarizes the form and estimated amounts of compensation, fees and Percentage Participations to be paid to the Manager and its Affiliates. Such items have not been determined by arm's-length negotiations (see "OPERATING AGREEMENT"). Other than as set forth herein, in the Operating Agreement and in the Estimated Use of Proceeds section of the Offering Circular, no other compensation or remuneration in any form is to be paid to the Manager or its Affiliates.

Organization Fee	The Manager has waived any right to receive an LLC Organization Fee for services rendered in connection with the organization of the LLC.
Reimbursement of Expenses	The Manager has, and will during the course of this Offering, advance necessary funds for LLC organizational and offering expenses and the Manager will be reimbursed for such expenses out of the Gross Offering Proceeds. Such reimbursement (exclusive of broker/dealer commissions shall not exceed a ceiling equal to 3% of the Offering Proceeds.
Management Fee	In addition, the Manager will be paid an LLC Management fee in the event the Maximum Offering is reached, equal to but, not more than, 1.5% of the Offering Proceeds.
Interest in Distributable Cash	The Manager will not have any interest in Distributable Cash until the Members achieve Recoupment (100% of their Original Invested Capital) and then the Manager will have a fifty percent (50%) interest in Distributable Cash for the balance of the life of the LLC.
Interest In Tax Items	The Manager will have no interest in LLC Losses and tax deductions for federal income tax purposes until after the Member's capital accounts have been reduced to zero.
Film Budget Items	The individual owner Manager of the LLC (Sunny Kohli) will serve as the Film's Executive Producer and will be paid an Executive Producer's fee out of the Film's budget of $75,000.

No other compensation in any form shall be paid to the Manager, or any of its Affiliates, except as set out above. At the conclusion of the LLC, however, all property rights and ancillary rights in the Picture shall revert to and be distributed to the Manager.

Allocations and Percentage Participations

LLC Gross Revenues–The total amount of revenue received by the LLC from all sources for LLC activities, including, but not limited to, distributor advances and all distribution, exhibition and exploitation of the Picture, along with all forms of contingent compensation paid to the LLC as a result of the exploitation of the Picture in all markets and media, but not including any monies due to be paid to any co-financing entity.

Distributable Cash–All funds received by the LLC from LLC activities ("LLC Gross Revenues") minus (a) all operating expenses of the LLC, including, if any, all remaining unreimbursed offering expenses and expenses incurred by the LLC in connection with the distribution and exploitation of the Picture and the ancillary rights thereto; (b) such reserves as the Manager deems necessary in accord with good business practice to cover future LLC expenses; (c) all costs of production of the Picture which have not been supplied by the LLC, by a completion guarantor or by any pre-sales or other similar agreements (such as, for example production funds obtained through loans); (d) any deferrals or third-party percentage participations granted by the Manager for products or services provided in connection with the financing, production or distribution of the Picture; or (e) any distributions necessary to fund income tax liabilities of Members.

Member/Investor Recoupment–Percentage participation payments will be made to Members out of the Picture's revenue stream, as defined above. One Hundred percent (100%) of the LLC's Distributable Cash will be paid to the Members until such Members achieve Recoupment (i.e., specially defined as **100%** of their Original Invested Capital).

Final Percentage Participation Ratio–Subsequent to Investor Recoupment, and for the balance of the life of the LLC, the Manager and the Member/Investor group will share Distributable Cash, if any, on a 50/50 basis. The Manager plans to make quarterly distributions to Members of Distributable Cash beginning at the end of the first full calendar quarterly period following the release of the Film by the motion picture distributor. However, if in the judgment of the Manager there is an insufficient amount of Distributable Cash at the end of any given quarterly period to justify the preparation of investor checks in small amounts; such funds will be held over until sufficient amounts are available. Distributions of Distributable Cash may vary in amount depending on the amount of distributions the LLC receives from film distributors and the amounts to be deducted from such LLC Gross Revenues as per the definitions of such terms (see "OPERATING AGREEMENT–Glossary" and "RISK FACTORS").

Allocations Of Net Losses–The LLC will allocate net loss for each fiscal year one hundred percent (**100%**) among the Members until the Members' capital accounts have been reduced to zero. Thereafter all losses will be allocated to the Manager. On dissolution of the LLC, all items of income and loss will be allocated first to the Members' capital accounts as set forth below and other credits and deductions to the Members' capital accounts will be made before final distributions are made. The LLC will make the final distributions to the Members and Manager in an amount equal to its positive capital account balances, thereby adjusting each Members' and Manager's capital account to zero.

By signing the Subscription Agreement, each Member consents to the methods described above and set forth in the Operating Agreement by which allocations of net income, net loss, tax credits and other items are made as an express condition to becoming a Member. In general, that portion of all items of income, gain, loss, deduction or credit allocable to the Members as a group for any year shall be allocated among them in the same proportion as the number of Units owned by each bears to the total number of Units issued and outstanding and owned by Members during the applicable year, unless otherwise required by law. Net income and net loss of the LLC will be allocated at the close of each fiscal year.

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MOTION PICTURE INDUSTRY OVERVIEW

This motion picture industry overview provides background information regarding the motion picture industry generally, for persons who may not be familiar with such matters. The information set forth in this overview has been prepared by the issuer of the securities, but may or may not apply to the specific project described in this Offering Circular.

General—The theatrical motion picture industry in the United States has changed substantially over the last three decades and continues to evolve rapidly. Historically, the "major studios" financed, produced and distributed the vast majority of American-made motion pictures seen by most U.S. moviegoers. During the most recent decade, many of the motion pictures released have been produced by so-called independent producers even though some of the production financing for such pictures and distribution funds have been provided by the major studio/distributors. Other independent films are distributed by so-called independent distributors (i.e., those not affiliated with the major studios).

The following general description is a simplified overview of the complex process of producing and distributing motion pictures and is intended to be an aid to investors in understanding the motion picture business. This overview does not describe what will necessarily occur in the case of any particular motion picture.

Production of Motion Pictures—During the film-making process, which may take approximately 12 to 24 months from the start of the development phase to theatrical release, a film progresses through several stages. The four general stages of motion picture production are development, pre-production, principal photography and post-production. A brief summary of each of the four general movie production stages follows:

Development—In the development stage, underlying literary material for a motion picture project is acquired, either outright, through an option to acquire such rights or by engaging a writer to create original literary material. If the literary material is not in script form, a writer must be engaged to create a script. The script must be sufficiently detailed to provide the production company and others participating in the financing of a motion picture with enough information to estimate the cost of producing the motion picture. Projects in development often do not become completed motion pictures.

Pre-Production—During the pre-production stage, the production company usually selects a director, actors and actresses, prepares a budget and secures the necessary financing. In cases involving unique or desired talent, commitments must be made to keep performers available for the picture. Some pre-production activities may occur during development.

Principal Photography—Principal photography is the process of filming a motion picture and is the most costly stage of the production of a motion picture. Principal photography may take twelve weeks or more to complete for some projects. Bad weather at locations, the illness of a cast or crew member, disputes with local authorities or labor unions, a director's or producer's decision to re-shoot scenes for artistic reasons and other often unpredictable events can seriously delay the scheduled completion of principal photography and substantially increase its costs. Once a motion picture reaches the principal photography stage, it usually will be completed.

Post-Production–During the post-production stage, the editing of the raw footage and the scoring and mixing of dialogue, music and sound effects tracks take place, and master printing elements are prepared.

Distribution of Motion Pictures–Motion picture revenue is derived from the worldwide licensing of a motion picture in some or all of the following media: (a) theatrical exhibition; (b) non-theatrical exhibition (viewing in airplanes, hotels, military bases and other facilities); (c) pay television systems for delivery to television receivers by means of cable, over-the-air and satellite delivery systems; (d) commercial television networks; (e) local commercial television stations and (f) reproduction on video cassettes (and video discs) for home video use. Revenue is also derived from licensing "ancillary rights" to a motion picture for the creation of books, published music, soundtrack albums and merchandise. A picture is not always sold in all of these markets or media.

The timing of revenues received from the various sources varies from film to film (see release sequence chart below). Typically, theatrical receipts from United States distribution are received approximately 90% in the first twelve months after a film is first exhibited and 10% in the second twelve months. Theatrical receipts from the rest of the world are typically received 40% in the first year following initial theatrical release, 50% in the second year and 10% in the third year. Home video royalties are typically received 80% in the first year following theatrical release and 20% in later years. Pay and cable license fees are typically received 65% in the third year, 25% in the fourth year and 10% in the fifth year following theatrical release. The majority of syndicated domestic television receipts are typically received in the fourth, fifth and sixth years after theatrical release if there are no network television licenses and the sixth, seventh and eighth years if there are network licenses. The markets for film products have been undergoing rapid changes due to technological and other innovations. As a consequence, the sources of revenues available have been changing rapidly and the relative importance of the various markets as well as the timing of such revenues has also changed and can be expected to continue to change.

The release sequence chart below does not consider the potential revenue from a movie sound track album, merchandising possibilities or its value as part of a film library.

Feature Film Release Sequence–Movie release sequences are a function of the marketplace and to some extent the prerogative of individual distributors, thus release sequences change from time to time, as new delivery technology is introduced and may vary with specific films. As a result of the different time periods during which movies are exhibited and/or viewed in various markets and media, the revenue stream generated by a given movie may typically continue for seven (7) years or more.

In the sample release sequence provided on the following page, all but home video, network television, the presentation of classic pictures on pay television and television syndication are completed by the end of year two, thus the great percentage of the revenue generated by movies comes during and immediately after the earlier windows, assuming payments are made promptly. Also, the percentages of revenue generated by each market vary from year to year (e.g., foreign as been growing in recent years relative to domestic theatrical).

Years of Movie Release

	1	2	3	4	5	6	7
Domestic Theatrical	|||||||||						
Pay Per View	|||||||||						
Foreign Theatrical	||||||||||||||||||						
Home Video	||||||||||||||||||||||||||||||||||||||||||||||||||||						
Pay Television		+++++		++++++++			
Foreign Television		++++++++++++++++++++++++++++++++					
Network TV			++++++++++++				
TV Syndication					+++++++++++++		

Legend: Windows with open-ended time periods |||||||||||||||
Windows with exclusive runs ++++

Sources: LINK Resources. *Off-Hollywood & Entertainment Industry Economics*. 2nd Edition.

The following is a brief summary of each of the sources of revenue of motion pictures and the distribution/licensing process associated with such sources:

United States Theatrical Distribution--In recent years. United States theatrical exhibition has generated a declining percentage of the total income earned by most pictures. largely because of the increasing importance of cable and pay television. home video and other ancillary markets. Nevertheless. the total revenues generated in the United States theatrical market are still substantial and are still likely to account for a large percentage of revenues for a particular film. In addition. performance in the United States theatrical market generally also has a profound effect on the value of the picture in other media and markets.

Motion pictures may be distributed to theatrical markets through branch offices. Theatrical distribution requires the commitment of substantial funds in addition to a motion picture's negative cost. The distributor must arrange financing and personnel to: (a) create the motion picture's advertising campaign and distribution plan; (b) disseminate advertising, publicity and promotional material by means of magazines. newspapers. trailers ("coming attractions") and television: (c) duplicate and distribute prints of the motion picture: (d) "book" the motion picture in theatres: and (e) collect from exhibitors the distributor's share of the box office receipts from the motion picture. A distributor must carefully monitor the theatres to which it licenses its picture to ensure that the exhibitor keeps only the amounts to which it is entitled by contract and promptly pays all amounts due to the distributor. Distributors will sometimes reach negotiated settlements with exhibitors as to the amounts to be paid and such settlements may relate to amounts due for several pictures.

For a picture's initial theatrical release, a United States theatre exhibitor will usually pay to a distributor a percentage of box office receipts which is negotiated based on the expected appeal of the motion picture and the stature of the distributor. The negotiated percentage of box office receipts remitted to the distributor is generally known as "film rentals" and is typically characterized in distribution agreements as a portion of the distributor's "gross receipts". Such gross receipts customarily diminish during the course of a picture's theatrical run. Typically, the distributor's share of total box office receipts over the entire initial theatrical release period will average between 25 to 60 percent depending on the distributor; the exhibitor will retain the remaining 75 to 40 percent (Source: *The Feature Film Distribution Deal*, by John W. Cones, Southern Illinois University Press, 1997). The exhibitor will also retain all receipts from the sale of food and drinks at the theatre (concessions). Occasionally, an exhibitor will pay to the distributor a flat fee or percentage of box office receipts against a guaranteed amount. Pay television and new home entertainment equipment (such as video games, computers and video cassette players) offer a more general competitive alternative to motion picture theatrical exhibition of feature films.

Major film distributors are often granted the right to license exhibition of a film in perpetuity, and normally have the responsibility for advertising and supplying prints and other materials to the exhibitors. Under some arrangements, the distributor retains a distribution fee from the gross receipts, which averages approximately 33% of the film's gross receipts (again, see *The Feature Film Distribution Deal)* and recoups the costs incurred in distributing the film. The principal costs incurred are the cost of duplicating the negative into prints for actual exhibition and advertising of the motion picture. The distribution deal usually provides that the parties providing the financing are then entitled to recover the cost of producing the film. However, bank financed productions will typically require that the bank be paid back its principal, interest and fees out of first monies to the distributor.

Expenses incurred in distributing a motion picture are substantial and vary depending on many factors. These factors include the initial response by the public to the motion picture, the nature of its advertising campaign, the pattern of its release (e.g., the number of theatres booked and the length of time that a motion picture is in release). The amount film distributors spend on prints and advertising is generally left to the discretion of the distributor. In some instances, however, the producer may negotiate minimum expenditures or ceilings on such items.

Foreign Theatrical Distribution—While the value of the foreign theatrical market varies due to currency exchange rate fluctuations and the political conditions in the world or specific territories, it continues to provide a significant source of revenue for theatrical distribution. Due to the fact that this market is comprised of a multiplicity of countries and, in some cases, requires the making of foreign language versions, the distribution pattern stretches over a longer period of time than does exploitation of a film in the United States theatrical market. Major studio/distributors usually distribute motion pictures in foreign countries through local entities. These local entities generally will be either wholly-owned by the distributor, a joint venture between the distributor and another motion picture company or an independent agent or sub-distributor. Such local entities may also distribute motion pictures of other producers, including other major studios. Film rental agreements with foreign exhibitors take a number of different forms, but they typically provide for payment to a distributor of a fixed percentage of box office receipts or a flat amount. Risks associated with foreign distribution include fluctuations in currency values and government restrictions or quotas on the percentage of receipts which may be paid to the distributor, the remittance of funds to the United States and the importation of motion pictures into a foreign country.

Home Video Rights--Since its inception, the home video market in the United States has experienced substantial growth in the last decade, although leveling off and even decreasing somewhat in the most recent years. Certain foreign territories, particularly Europe, have seen an increased utilization of home video units due to the relative lack of diversified television programming, although those circumstances have been changing also. Consequently, sales of video cassettes have increased in such markets in recent years. Although growth in this area may be reduced because of an increase in television programming in such foreign territories, receipts from home video or DVD in these markets can be expected to continue to be significant.

Films are generally released on home video six to nine months after initial domestic theatrical release of the picture, but before the exhibition of the picture on cable/pay or network television.

United States Television Distribution--Television rights in the United States are generally licensed first to pay television for an exhibition period following home video release, thereafter to network television for an exhibition period, then to pay television again, and finally syndicated to independent stations. Therefore, the owner of a film may receive payments resulting from television licenses over a period of six years or more.

Cable and Pay Television--Pay television rights include rights granted to cable, direct broadcast satellite, microwave, pay per view and other services paid for by subscribers. Cable and pay television networks usually license pictures for initial exhibition commencing six to twelve months after initial domestic theatrical release, as well as for subsequent showings. Pay television services such as Home Box Office, Inc. ("HBO") and Showtime/The Movie Channel, Inc. ("Showtime") have entered into output contracts with one or more major production companies on an exclusive or non-exclusive basis to assure themselves a continuous supply of motion picture programming. Some pay television services have required exclusivity as a precondition to such contracts.

The pay television market is characterized by a large number of sellers and few buyers. However, the number of motion pictures utilized by these buyers is significantly large and a great majority of motion pictures which receive theatrical exhibition in the United States are, in fact, shown on pay television.

Network Television--In the United States, broadcast network rights are granted to ABC, CBS, NBC or other entities formed to distribute programming to a large group of stations. The commercial television networks in the United States license motion pictures for a limited number of exhibitions during a period that usually commences two to three years after a motion picture's initial theatrical release. During recent years, only a small percentage of motion pictures have been licensed to network television, and the fees paid for such motion pictures have declined. This decline is generally attributed to the growth of the pay television and home video markets, and the ability of commercial television networks to produce and acquire made-for-television motion pictures at a lower cost than license fees previously paid for theatrical motion pictures.

Television Syndication—Distributors also license the right to broadcast a motion picture on local. commercial television stations in the United States. usually for a period commencing five years after initial theatrical release of the motion picture. but earlier if the producer has not entered into a commercial television network license. This activity. known as "syndication," has become an important source of revenues as the number of. and competition for. programming among local television stations has increased.

Foreign Television Syndication—Motion pictures are now being licensed in the foreign television market in a manner similar to that in the United States. The number of foreign television stations as well as the modes of transmission (i.e.. pay. cable. network. satellite. etc.). have been expanding rapidly. and the value of such markets has been likewise increasing and should continue to expand.

Producers may license motion pictures to foreign television stations during the same period they license such motion pictures to television stations in the United States: however. governmental restrictions and the timing of the initial foreign theatrical release of the motion pictures in the territory may delay the exhibition of such motion pictures in such territory.

Non-Theatrical Distribution–In addition to the markets and media discussed above. the owner of a film may also be able to license the rights for non-theatrical uses to specialized distributors who. in turn. make the film available to airlines. hotels. schools. off-shore oil rigs. public libraries. prisons. community groups. the armed forces and ships at sea.

The Internet and Broadband Access—Recent technological advances such as digital satellite transmission. cable modems and DSL. all geared to high speed broadband internet access. provide another potential revenue source for feature films. In the near future. there may be several "Net-casters" with the ability to release and distribute a theatrical quality. full-length motion picture over the internet. on a global basis. essentially by-passing traditional distributors. with their high costs and fee structure.

Relicensing—The collective retained rights in a group of previously produced motion pictures is often a key asset. as such pictures may be relicensed in the pay and commercial television. home video and non-theatrical markets. and occasionally may be re-released for theatrical exhibition.

Although no one can be certain of the value of these rights. certain older films retain considerable popularity. and may be relicensed for theatrical or television exhibition. New technologies brought about by the continuing improvements in electronics may also give rise to new forms of exhibition which will develop value in the future.

Other Ancillary Markets—A distributor may earn revenues from other ancillary sources. unless the necessary exploitation rights in the underlying literary property have been retained by writers. talent. composers or other third parties. The right to use the images of characters in a motion picture may be licensed for merchandising items such as toys. T-shirts and posters. Motion picture rights may also be licensed for novelizations of the screenplay. comic book versions of the screenplay and books about the making of the motion picture. The soundtrack of a motion picture may be separately licensed for soundtrack records and may generate revenue in the form of mechanical performance royalties. public performance royalties and sheet music publication royalties.

FEDERAL TAX DISCUSSION

CAUTION: NOTHING STATED IN THE BRIEF DISCUSSION THAT FOLLOWS IS OR SHOULD BE CONSTRUED AS TAX ADVICE TO A PROSPECTIVE PURCHASER, INDIVIDUALLY. THE FOLLOWING DISCUSSION REPRESENTS THE BROAD VIEWS AND INTERPRETATIONS OF THE MANAGER'S TAX COUNSEL ON COMPLEX TAX MATTERS WITH WHICH THE IRS MAY NOT AGREE. PROSPECTIVE PURCHASERS SHOULD SEEK INDIVIDUAL TAX ADVICE FOR SUCH INDIVIDUAL'S UNIQUE TAX SITUATION APART FROM THE TAX CONSEQUENCES OF AN INVESTMENT IN THE LLC INTERESTS.

Introduction–The following discussion summarizes and sets forth the opinion of the Manager's tax counsel ("Tax Counsel") on the material federal income tax consequences associated with the acquisition, ownership and disposition of units of the LLC ("Units"), including an overall evaluation of investing in the LLC. The discussion is not intended, however, as a comprehensive analysis of every federal income tax consideration that may be relevant to purchasers of Units of the LLC ("Unit Holders") and the federal income tax consequences to each Unit Holder may vary. Further, the discussion does not address the state, local or foreign tax laws that could affect the LLC or the Unit Holders. Accordingly, each prospective Unit Holder should consult with his or her own tax advisor before acquiring any such Units.

The discussion contained herein is based on the Internal Revenue Code of 1988, as amended (the "Code"), existing and proposed Treasury Regulations promulgated thereunder, judicial decisions and current administrative rulings and practice. Many of the federal income tax consequences discussed below are based on statutory provisions for which no interpretive regulations have been issued or that involve factual determinations with respect to which Tax Counsel can render no opinion. Accordingly, there is no assurance that the Internal Revenue Service (the "IRS") will agree with all of the conclusions reached herein (see COUNSEL'S TAX OPINION at Exhibit "E").

Generally speaking, an investment in the LLC may result in three types of deductions for LLC Investors:

(1) Ordinary and Necessary Business Expense–Most of the expenses incurred by the LLC in producing the Movie will be considered ordinary and necessary business expenses. However, each Investor's pro rata share of such deduction (as reported annually on the LLC's K-1 and prepared by the LLC's accountant) will not be deductible in the year in which such expense is incurred, rather in the year in which the Film is placed in commerce.

(2) Organizational Costs–A second, much smaller, category of LLC expense that may provide deductible items for Investors are the LLC's organizational expenses. These expenses, paid in connection with the start up of the LLC's business and organization of the LLC may be amortized over a period of not less than sixty (60) months (beginning with the month in which the LLC begins business). No deduction may be taken for syndication fees (costs of selling the Offering) nor may syndication fees be amortized.

(3) Advertising Expense–Although it is not the intention of the LLC to expend substantial sums on advertising, it is possible that some LLC funds may be used in for certain advertising expenses in connection with the distribution of the Film. The LLC will capitalize to the cost of the Film (i.e., record capital outlays as additions to asset accounts, not as expenses) all pre-release advertising paid by it and will expense all advertising incurred by it after release of the Film. Each Investor's pro rata share of advertising expense will be deductible in the year in which it is incurred.

Cost Recovery of the LLC's Film--The LLC will be required to recover its costs relating to the production of the Film under an appropriate method of cost recovery, such as the income forecast method of depreciation.

Uniform Capitalization Rules and Cost Recovery--All costs that are incurred with respect to real or tangible personal property that is produced, or property which is acquired for resale, are to be capitalized with respect to such property, and not currently expensed.

Importance of Obtaining Professional Advice--THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL INDIVIDUAL TAX PLANNING. THE TAX MATTERS RELATING TO THE LLC AND THE TRANSACTIONS DESCRIBED HEREIN ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS AND POSSIBLE CHANGES IN SUCH LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS WITH RESPECT TO THE POSSIBLE TAX CONSEQUENCES (FEDERAL AS WELL AS STATE AND LOCAL) OF AN INVESTMENT IN THE LLC. Such individual tax advice is suggested for an individual's unique tax situation apart from the tax consequences of an investment in the LLC interests.

MISCELLANEOUS PROVISIONS

Reports to Unit Holders

The Manager shall cause to be prepared and distributed to Members during each year the following reports: (a) Semi-annual reports which may be unaudited but prepared in accordance with generally accepted accounting practices (GAAP). The reports must contain a balance sheet, a statement of income, statement of stockholders' equity, statement of cash flows and other pertinent material regarding the LLC and its activities during the period covered by the report. (b) Within 120 days after the end of the fiscal year, audited financial statements (containing the same reports as the foregoing) all of which shall be prepared in accordance with GAAP and accompanied by an auditor's report containing an opinion of an independent certified public accountant. Each of the financial statements and documents referred to above will be conclusive and binding upon the Members unless written objection thereto is received by the Manager within 60 days after the statement has been delivered to the Members.

Financial Statements

The Silverstar Studios, LLC was formed on March 21, 2001. It's financial statements appear in the Financial Statements section of this Offering Circular. The LLC's Manager is Silverstar Productions, Inc. Its financial statements also appear in the Financial Statements section of the Offering Circular.

Subscriber Representations and Warranties

By signing the accompanying Subscription Agreement, each Subscriber is being asked to warrant, represent, understand, certify, acknowledge and/or agree that he or she has received this Offering Circular; has had a reasonable opportunity to ask questions of the LLC and its officers and such questions have been answered; and that the address set forth in the Subscription Agreement is the Investor's true and correct residence.

In addition, each individual Investor is being asked to represents that he or she is over eighteen (18) years of age and is a bona fide citizen or permanent resident of the United States; if more than one person, that the obligation of the Investor and such other persons will be joint and several, and the representations and warranties set forth in the Subscription Agreement will be deemed to be made by and be binding upon such persons, and ownership of the LLC Units subscribed for will be set forth as described in the Subscription Agreement; if a trustee of a revocable inter vivos trust the Investor represents that he/she is the sole and true party in interest and is acquiring the LLC Units for the accounts of a revocable trust of which he/she and/or other members of his/her immediate family are the sole beneficiaries during his/her lifetime or their lifetimes; in the event that the Investor is a trust, it is authorized and otherwise duly qualified to purchase and hold the LLC Units, has its principal place of business at its resident address set forth on the signature page of the Subscription Agreement, has not been formed for the specific purpose of acquiring the LLC Units, has submitted and executed all documents required pursuant to the Certificate for Trust and Joint Purchasers and Special Subscription Instructions, the person executing the Subscription Agreement and all other documents related to the offering represents that such person is duly authorized to execute all such documents on behalf of the entity and if the Investor is one of the aforementioned entities, it agrees to supply any additional written information that may be required by the LLC.

Further the Investor is being asked to warrant, represent, understand, certify, acknowledge and/or agree that if there should be any adverse change in the representations and information set forth in the Subscription Agreement prior to the LLC's acceptance or rejection of the subscription, the Investor will immediately notify the LLC of such change: that he or she understands that the Subscription Agreement does not constitute an offer by the LLC to sell LLC Units but is merely a request for information: understands that the LLC reserves the right to reject subscriptions in whole or in part: represents that the only consideration given for payment for the LLC Units is as set forth in the first paragraph of the Subscription Agreement: that by completing this Subscription Application and by signing such Subscription Agreement, the Investor is specifically confirming the appointment of Silverstar Productions, Inc. to fill the initial Manager position of the LLC pursuant to the Act: at the request of the LLC, the Investor will promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the LLC Units: agrees that the representations and warranties set forth in this Subscription Agreement will survive the acceptance hereof by the LLC, will be binding upon their heirs, executors , administrators, successors and assigns: and the Subscription Agreement will be governed by and construed in accordance with the laws of the state of California.

None of the above subscriber representations and warranties are intended to imply and may not be construed or interpreted to imply that any prospective investor is waiving of any of such investor's rights under the Federal securities laws.

Legal Proceedings

The Manager is not aware of any pending or threatened legal proceedings (or any legal proceedings commenced or resolved with the past 10 years) to which it or its owner or the LLC have been, are or may be parties to and that is materially relevant to this Offering or their participation herein.

Access To Additional Information

Prospective Purchasers are urged to read this Offering Circular and the attached Exhibits carefully and to have the documents reviewed by an investment adviser. To the extent possible, the Manager will answer any questions that Prospective Purchasers, or their advisors may have, and will attempt to provide any additional documentation to verify the statements included herein.

The Manager will keep at the principal place of business of the LLC adequate books of account of the LLC, and each Unit Holder and his or her authorized representatives will have at all times, during reasonable business hours, free access to and the right to inspect and copy such books of account.

NOTICE

Prospective Purchasers of Units in the Silverstar Studios, LLC should complete the accompanying "SILVERSTAR STUDIOS, LLC SUBSCRIPTION AGREEMENT".

FINANCIAL STATEMENTS

07/02/02

Silverstar Productions, Inc.
Balance Sheet
As of June 30, 2002

	Jun 30, '02
ASSETS	
Current Assets	
Checking/Savings	
Union Bank	2,294.21
Total Checking/Savings	2,294.21
Total Current Assets	2,294.21
TOTAL ASSETS	**2,294.21**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	100,981.15
Total Accounts Payable	100,981.15
Other Current Liabilities	
Notes payable	35,500.00
Total Other Current Liabilities	35,500.00
Total Current Liabilities	136,481.15
Total Liabilities	136,481.15
Equity	
Opening Bal Equity	100.00
Retained Earnings	193,572.29
Net Income	-327,859.23
Total Equity	-134,186.94
TOTAL LIABILITIES & EQUITY	**2,294.21**

SILVERSTAR PRODUCTIONS, INC
NOTES TO FINANCIAL STATEMENTS
June 30, 2002

NOTE 1 GENERAL

Silverstar Productions, Inc. (Manager), was incorporated in California, on July 18, 2000. Manager's fiscal year end is December 31.

Manager was formed for the purpose of producing and directing major motion pictures.

NOTE 2 ACCOUNTING POLICIES

The accompanying Balance Sheet was prepared in accordance with generally accepted accounting procedures. There are currently no contingencies requiring disclosure. In addition, in the opinion of management, the financial statements and related footnotes reflect all and any adjustments required for the fair and accurate presentation of the statement of financial condition

NOTE 2 OWNERSHIP

The Manager is wholly owned by Mr. Sunny Kohli, an individual.

NOTE 3 SCRIPT

Manager currently holds an option to purchase a movie script that will be sold to Silverstar Studios, LLC (Silverstar), once Silverstar obtains the necessary capital. The script will be the basis of a major motion picture, which Silverstar will produce. For accounting purposes, the above transaction will be treated as an asset sale. Script purchase price, including the option, is estimated at $100,000.

NOTE 4 REVENUES

The Manager recognizes revenues upon the time of receipt only.

The accompanying financial statements indicated accumulated net loss of $327,859. Net loss generated from Manager's prior movie production operations.

NOTE 4 EXPENSES

The Manager recognizes expenses upon the time they are incurred.

Manager has agreed to pay for all Silverstar costs of doing business, until Silverstar obtains capital. This includes rent, accounting, printing, legal and other miscellaneous items. Total approximate expenditures made by Manager, on behalf of Silverstar to date is approximately $50,000. Silverstar will reimburse Manager for amounts expended on its behalf. Amounts shown as in the accompanying financial statements as a loan to Silverstar. Upon return of funds by Silverstar, loan will be reversed.

SILVERSTAR STUDIOS, LLC
(Inception, March 2001)
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

TOTAL ASSETS	$-
TOTAL LIABILITIES – Payable to Manager	$50,000
TOTAL EQUITY	$(50,000)
TOTAL LIABILITIES & EQUITY	$-

See Accompanying Notes to Financial Statements

SILVERSTAR STUDIOS, LLC
STATEMENT OF OPERATIONS
From Inception (March, 2001) to June 30, 2002

REVENUES	$-
EXPENSES	
Rent	$ 18,000
Printing	6,500
Legal	20,000
Accounting	4,400
	$50,000
NET LOSS	($50,000)

See Accompanying Notes to Financial Statements

SILVERSTAR STUDIOS, LLC
STATEMENT OF MEMBER'S EQUITY
From Inception (March, 2001) to June 30, 2002

Balance at inception (March 2001)	$-
Increases	$-
Decreases	$-
Balance at inception (March 2001)	$-

See Accompanying Notes to Financial Statements

SILVERSTAR STUDIOS, LLC
STATEMENT OF CASH FLOW
From Inception (March, 2001) to June 30, 2002

Cash from Operations	($50,000)
Cash from Investing Activities – increase in Payables	$ 50,000
Cash from Financing Activities	$-
Cash, at Beginning of Period	$-
Cash, at End of Period	$-

See Accompanying Notes to Financial Statements

SILVERSTAR STUDIOS, LLC
NOTES TO FINANCIAL STATEMENTS
From Inception (March, 2001) to December 30, 2002

NOTE 1 GENERAL

Silverstar Studios, LLC (Silverstar), is a Limited Liability Company formed in the state of California, on March 21, 2001. Silverstar's fiscal year end is December 31.

Silverstar was formed for the purpose of producing a major motion picture for worldwide distribution. Silverstar currently has no members, and is in the process of raising capital.

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements were prepared in accordance with generally accepted accounting procedures. There are currently no contingencies requiring disclosure. In addition, in the opinion of Silverstar management, the financial statements and related footnotes reflect all and any adjustments required for the fair and accurate presentation of the statement of financial condition, statement of operations and cash flows for the periods indicated.

NOTE 3 MANAGER

Silverstar Productions, Inc. (Manager), is the manager of Silverstar. Manager is a motion picture production company located in Irvine, California. Its management is experienced in the motion picture production industry.

Manager has agreed to pay for all Silverstar costs of doing business, until Silverstar obtains capital. This includes rent, accounting, printing, legal and other miscellaneous items. Total approximate expenditures made by Manager, on behalf of Silverstar to date is $50,000. Silverstar will reimburse Manager for amounts expended on its behalf. Break down is as follows: Amounts shown as expense and payable to Manager in the accompanying financial statements.

Note 4 SCRIPT

Manager currently holds an option to purchase a movie script that will be sold to Silverstar once Silverstar obtains the necessary capital. The script will be the basis of a major motion picture Silverstar will produce. For accounting purposes, the above transaction will be treated as an asset purchase. Script purchase price, including the option, is estimated at $100,000. In accordance with industry accounting policies, the purchase will be initially capitalize as part of move production costs, then amortized in accordance with generally accepted accounting procedures.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on the 1st day of October, 2002.

Silverstar Studios, LLC (Issuer)

By: Sunny K

Sunny Kohli, Owner of LLC Manager

VERIFICATION

THE STATE OF CALIFORNIA)
COUNTY OF Orange)

This instrument was acknowledged before me on the 1st day of October, 2002, by Sunny Kohli, the individual owner of Silverstar Productions, Inc., the Manager of Silverstar Studios, LLC and he is known by me or has demonstrated by sufficient evidence to be the person represented.

LINDA MARTINEZ
Commission # 1340000
Notary Public - California
Orange County
My Comm. Expires Feb 13, 2006

(Notary Seal)

Linda Martinez
Notary Public in and for
the State of California

Linda Martinez
Printed Name of Notary

My Commission Expires:
Feb 13, 2006

PART III – EXHIBITS

Index to Exhibits

(3) Instruments Defining Rights of Security Holders–LLC Operating Agreement	Exhibit "A"
(6) Material Contracts–Chain of Title Documents (Certificate of Authorship)	Exhibit "B"
(6) Material Contracts–Short Form Copyright Assignments	Exhibit "C"
(11) Opinion re Legality	Exhibit "D"
(10) Attorney's Tax Opinion and Consent	Exhibit "E"
(6) Material Contracts–Option Agreement	Exhibit "F"
(9) Escrow Agreement	Exhibit "G"
(2) LLC Articles of Organization	Exhibit "H"
(1) Underwriting Agreement and Consent	Exhibit "I"
(10) Accountant's Consent	Exhibit "J"
(4) Subscription Agreement	

Exhibit "A"

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

SILVERSTAR STUDIOS, LLC
A California Limited Liability Company

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OPERATING AGREEMENT

Table of Contents

OPERATING AGREEMENT

SILVERSTAR STUDIOS, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (herein called the "Operating Agreement" or "Agreement"), is entered into as of the date set forth below, by and between Silverstar Productions, Inc. (the "Manager") and the Original LLC Member (Linda Martinez).

WITNESSETH:

NOW THEREFORE, it is agreed as follows:

Article I

GLOSSARY

The following terms, when used in this Agreement, (capitalized herein and in the accompanying Offering Circular) shall have the respective meanings assigned to them in this Article unless the context otherwise requires:

"**Above-the-Line**": The portion of a film's budget which covers major creative elements and personnel, (i.e., those which are creatively unique and individually identifiable). These are primarily story acquisition, screenplay rights, script development, writer, executive producer, producer, director and principal members of the cast. The phrase "above-the-line" refers to the location on the film budget of the specific expense item/person.

"**Act**": The federal securities act of 1933, as amended.

"**Advertising Costs**": The cost of preparing and producing Advertising for the Motion Picture.

"**Advertising**": The creation and dissemination of promotional materials and the conduct of promotional activities including, without limitation, cooperative advertising, institutional advertising, national advertising and trade advertising in whatever form or media.

"**Affiliate**": Any person or entity directly or indirectly controlling, controlled by or under common control with this LLC or its Manager.

"**Agreement**": This written agreement as between the Original LLC Member and Manager and relating to and regulating the affairs of the LLC and the conduct of its business in any manner not inconsistent with law or the Articles of Organization, including all amendments thereto. Such term shall refer to this Agreement as a whole, unless the context otherwise requires. This Agreement is incorporated into the accompanying Offering Circular as Exhibit "A".

"**Allocations**": Designations of Member and Manager shares of LLC income, loss, credits, deductions and/or other financial or tax items in the manner described in the Operating Agreement.

"**Amortization**": The method of allocating the cost of an intangible asset over time for purposes of offsetting (deducting) such cost from revenues the asset helps to produce.

"**Articles**": The Articles of Organization for the LLC originally filed with the California Secretary of State. including all amendments thereto or restatements thereof and such term shall mean the Articles as a whole unless the context otherwise requires.

"**Bankrupt**" or "**Bankruptcy**": With respect to any person. being the subject of an order for relief under Title 11 of the United States Code. or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"**Below-the-Line**": Film budget items relating to the technical expenses and labor (other than above-the-line) involved in producing a film. (i.e.. relating to mechanical. crew. extras. art. sets. camera. electrical. wardrobe. transportation. raw-film stock. printing and post-production).

"**Blue Sky**": Relating to state securities law compliance matters as opposed to federal securities law.

"**Capital Account**": Unless otherwise provided in the Operating Agreement. the amount of the capital interest of a Member or Manager in the LLC consisting of that Member or Manager's original contribution. as (1) increased by any additional contributions and by that Member or Manager's share of the LLC's profits and (2) decreased by any distribution to that Member or Manager and by that Member or Manager's share of the LLC's losses. Each Capital Account shall be maintained strictly in conformity to the requirements of Treasury Regulation §1.704(b)(2)(iv).

"**Capital Contribution**": (Same as "Contribution").

"**Capital Transaction**": Any sale of portions of LLC property or any interest therein (not including the sale of all or substantially all of the LLC property) and other similar transactions which in accordance with generally accepted accounting practices are attributable to capital.

"**Closings**": The respective dates on which the Units offered hereby are fully subscribed for and accepted by the Manager and the Capital Contributions made pursuant to the Offering are released from the segregated. interest-bearing bank escrow account established by the Manager for holding the Subscriber funds until the Minimum is reached.

"**Code**": The Internal Revenue Code of 1986. as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Company**": The Silverstar Studios. LLC. a California limited liability company (same as "LLC").

"**Contribution**": Any money. property. or services rendered. or a promissory note or other binding obligation to contribute money or property. or to render services as permitted under the California limited liability company statute. which a Member contributes to the LLC as capital in that Member's capacity as a Member pursuant to an agreement between and among the Members and Manager. including an agreement as to value (same as "Capital Contribution"). The aggregate amount of Capital Contributions of the Unit Holders in the Offering shall be a Minimum of $1.500.000 and a Maximum of $5.000.000.

"**Counsel to the Manager**": Securities/Entertainment attorney John W. Cones. whose offices are located at 4265 Marina City Drive. #605W. Marina del Rey. California 90292.

"**Creative Talent**": Screenwriter. Producer. Director. Actors and others who participate in the creative process relating to the Film's production.

"**Deferments**": or "**Deferrals**": Arrangements for the postponement of some or all of the costs of goods and/or services provided by the suppliers of such goods and/or services so that the payments are not a production cost but rather are paid out of specified LLC receipts before or after Recoupment.

"**Depreciation**": Income tax deductions allowed by the Code in recovering the cost of a tangible asset over time.

"**Dissociation Event**": With respect to any Member, one or more of the following: the death, retirement, withdrawal, resignation, expulsion, bankruptcy or dissolution of a Member, or occurrence of any other event which terminates his or her continued Member or Manager Percentage Interest in the LLC, or as otherwise provided in the California limited liability statute.

"**Distributable Cash**": All cash reserve and funds received by the LLC from LLC activities ("Gross LLC Revenues") minus (a) all operating expenses of the LLC, including, if any, all remaining unreimbursed Offering expenses and expenses incurred by the LLC in connection with the distribution and exploitation of the Picture and the ancillary rights thereto; (b) such reserves as the Manager deems necessary in accord with good business practice to cover future LLC expenses; (c) all costs of production of the Picture which have not been supplied by the LLC or by any pre-sales or other similar agreements (such as, for example production funds obtained through loans); (d) any deferments or third-party percentage participation commitments made by the Manager and (e) any required distributions to fund income tax liabilities of Members.

"**Distribution**": The transfer of money or property by the LLC to its Members or Manager without consideration. The term "Distribution" shall not include any payments to the Manager in the form of management fees, organization fees, production fees, selling fees or reimbursement for goods or services provided to the LLC.

"**Distributor**": The person(s) or entities operating between the producer and exhibitor of motion pictures who obtain rights to the film, release it, and send such film to exhibitors, sometimes through sub-distributors. A Distributor will typically be involved in the promotion of a film.

"**Economic Interest**": A person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the LLC, but does not include any other rights of a Member or Manager, including without limitation, the right to vote or to participate in management, or except as provided in the California limited liability statute, any right to information concerning the business and affairs of the LLC.

"**Executive Producer**": The individual or individuals who are designated by the Manager to receive the Executive Producer credit for the Picture for services rendered in the organization and funding of the LLC, in the preparation and execution of this Offering and/or in otherwise arranging for the production of the Picture.

"**Executive Producer Fee**": A payment or payments to be paid out of the Film's budget to the Executive Producers for services rendered in the organization and funding of the LLC, in the preparation and execution of this Offering and/or in otherwise arranging for the production and/or distribution of the Picture.

"**Gross Proceeds of the Offering**": The aggregate total of the Original Invested Capital of the Members and Manager.

"**Gross LLC Revenues**" or "**Gross Revenues to the LLC**": The total amount of revenue received by the LLC from all sources for LLC activities, including, but not limited to, distributor advances and all distribution, exhibition and exploitation of the Picture, along with all forms of contingent compensation paid to the LLC as a result of the exploitation of the Picture in all markets and media, but not including any monies due to be paid to any co-financing entity (same as "LLC Gross Revenues" and "LLC Gross Receipts").

"**Information Rights**": The right to inspect, copy or obtain information and documents concerning the affairs of the LLC as provided in the California limited liability statute and in Paragraph 5.5 of this Agreement.

"**Interest**": The entire ownership interest of a fully admitted or substituted Member or Manager in the LLC at any particular time, including the rights of such Member or Manager to any and all benefits to which a Member or Manager may be entitled as provided in the Agreement including *(i)* the management rights to participation in the management and affairs of the LLC as provided in the California limited liability statute,

Articles and the Agreement, and *(ii)* the economic rights to share in income, gains, losses, deductions, credit and to receive distributions as provided in the Agreement, together with the obligations of such Member and Manager to comply with all terms and provisions of the Agreement.

"**IRS**": The Internal Revenue Service.

"**Investor**": (Same as Member).

"**Issuer**": The entity which is issuing the securities (the LLC interests or Units) offered hereby, (i.e., Silverstar Studios, LLC, a California limited liability company.

"**LLC Gross Revenues**": (Same as "Gross LLC Revenues" or "Gross Revenues to the LLC").

"**LLC Net Receipts**": (Same as "Distributable Cash").

"**LLC**": The California limited liability company (Silverstar Studios, LLC) formed on March 21, 2001 pursuant to the California Limited Liability Company Act (same as "Limited Liability Company" and "Company").

"**Mail**": Unless otherwise provided in the Operating Agreement, first-class mail, postage prepaid, unless registered mail is specified. Registered mail includes certified mail.

"**Majority-In-Interest**": That group of Members and Manager whose interests in the LLC amount to more than fifty percent (50%) of the LLC's : (1) voting power, (2) capital, and (3) shares of distributions and allocations.

"**Management and Voting Rights**": Those rights of a Member and Manager described in Article III of the Agreement as they may be limited in this Agreement, the Articles and the California limited liability statute.

"**Manager**": The entity named by the Original LLC Member to manage the LLC.

"**Maximum Offering Proceeds or Maximum**": The aggregate amount of Capital Contributions of the Unit Holders in the Offering shall be a Maximum of $5,000,000.

"**Member**": A person who (1) has been admitted to the LLC as a Member in accordance with the Articles or Operating Agreement, or an assignee of an interest in the LLC who has become a Member pursuant to the California limited liability statute; and (2) who has not resigned, withdrawn, or been expelled as a Member or, if other than an individual, been dissolved (same as Unit Holder).

"**Member of Record**": A Member named as a Member on the list maintained in accordance with provisions of the California limited liability statute.

"**Members' Capital Contributions**": The amount invested by each Member in the LLC.

"**Members' Percentage Interests**": The ratio of each LLC Member's Capital Contribution to the total LLC Members' Capital Contributions.

"**Membership Interest**": A Member's rights in the LLC, collectively, including the Member's economic interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the LLC provided by the California limited liability statute.

"**Minimum Offering Proceeds or Minimum**": The aggregate amount of Capital Contributions of the Unit Holders in the Offering shall be a Minimum of $1,500,000.

"**Motion Picture**": The original film production entitled *High Risk* in whatever format or form such film may be reproduced and/or exhibited (same as "Picture").

"**Net Profits and Net Losses**": The "Net Profits" and "Net Losses" of the LLC shall be the net income and net losses, respectively, of the LLC determined in accordance with the principles of Section 1.704-1(b)(2)(iv) of the Treasury Regulations. For purposes of computing Net Profits and Net Losses, the "book" value of an asset shall be substituted for its adjusted tax bases, if the two differ (in accordance with the principles of Section 1.704-1 (b)(2)(iv) of the Treasury Regulations) but otherwise Net Profits and Net Losses shall be determined in accordance with federal income tax principles.

"**Net Proceeds of the Offering**": Gross Proceeds of the Offering less expenses incurred and to be paid by the LLC in connection with organizing the LLC and in offering Units to Prospective Purchasers.

"**Net Receipts**": (Same as "Distributable Cash").

"**Offering**": The offer and sale of Units in the LLC made in reliance on Regulation A, promulgated by the Securities and Exchange Commission.

"**Offering Circular**": The accompanying securities disclosure document which is required to be furnished to Prospective Purchasers of Units pursuant to the federal and state securities laws. The Silverstar Studios, LLC Offering Circular is dated October 1, 2002.

"**Offering Proceeds**": Investor funds raised in association with the Silverstar Studios, LLC Offering Circular for the purposes described therein and in the amounts described.

"**Operating Agreement**": (Same as "Agreement").

"**Organizational Expenses**": Expenses paid or incurred in connection with the organization of the LLC. Such expenses must be amortized and therefore deducted over a 60-month period. Included are legal fees for services incident to the organization of the LLC, such as negotiation and preparation of the Operating Agreement and preparation and filing of the LLC's Articles of Organization, accounting fees for establishing the LLC's accounting system and necessary LLC filing fees.

"**Original Invested Capital**": The amount in cash or fair market value of property contributed to the capital of the LLC by the Unit Holders and the Manager, if any such Manager contributions are made.

"**Original LLC Member**": The individual California resident serving as the first Member of the Silverstar Studios, LLC for purposes of forming the LLC. Such Original LLC Member shall not be required to make any contribution to the LLC, shall not receive any economic interest in the LLC and shall withdraw upon funding of the LLC to the Minimum required level.

"**Percentage Participation**": The interests of persons or entities negotiated and/or designated by the Manager and/or entitled under the provisions of the Agreement to receive a specific percentage of a particular fund or portion of the Picture's revenue, (e.g., of Distributable Cash, or of the Manager's share of Distributable Cash).

"**Percentage Interest**": (a) For voting purposes, the percentage of a Member or Manager's interest set forth opposite the name of the Member or Manager under the column "Member/Manager's Percentage Interest" in Appendix "A" hereto and (b) for allocations of Net Profits and Net Losses, the percentage of a Member or Manager's interest set forth opposite the name of the Member or Manager in the designated column of Appendix "B", as such percentage interests may be adjusted from time to time pursuant to the terms of this Agreement. Percentage Interests shall be determined, unless otherwise provided herein, in accordance with the relative proportions of the Capital Accounts of Members and Manager, effective as of the first day of the LLC's fiscal year but with all distributions under Article VI hereof to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member or Manager.

"**Person**": Individuals, general partnerships, limited partnerships, other limited liability companies, corporations, trusts, estates, real estate investment trusts, firms and any other association or entities.

"**Picture**": (Same as "Motion Picture").

"**Pre-Production**": The earliest phase of production, encompassing writing, polishing and breaking down the script, hiring or obtaining letters of intent from creative personnel, including the director and principal cast establishing shooting locations and shooting schedules, preparing the budget and such other steps as are necessary to prepare for the actual commencement of photography. It may be expected that the pre-production stage of the Picture will extend from 2 to 6 months. Principal photography follows the pre-production stage.

"**Pre-Sale Financing**": Funds obtained in addition to the proceeds of the Offering in the form of cash advances or guarantees paid by domestic or foreign distributors, pay or cable television systems, video cassette producers, television syndicators, and/or bank loans obtained by using such cash advances or guarantees as collateral.

"**Producer**": Those individuals or entities designated by the Manager to receive the Producer credit for their work in connection with the production of the Picture.

"**Production Cost Deferments**": Arrangements for the deferral of some or all of the costs of goods and/or services provided by the suppliers of such goods and/or services so that the payments are not a production cost but rather are paid out of specified LLC receipts before and/or after Recoupment.

"**Profits**", "**Losses**" "**Credits**": The net income, net loss or credits of the LLC, respectively, as determined for Federal income tax purposes.

"**Prospective Purchasers**": Persons or entities who or which receive copies of the Offering Circular and are considering investing in the Offering.

"**Recoupment**": The designated point at which investors in the LLC are paid a specified percentage of their invested capital. Recoupment for purposes of this Offering is defined as 100% of the Member investors' Original Invested Capital.

"**Registered Office**": The office maintained at the street address of the agent for service of process of the LLC in California.

"**Regulations**": Unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Internal Revenue Code of 1986, as amended.

"**Release Print**": The final version of the Picture made from the color-reversal negative and ready for distribution to exhibitors, (i.e., the composite print made for general distribution).

"**Return of Capital**": Any distribution to a Member or Manager to the extent that the Member or Manager's capital account, immediately after the distribution, is less than the amount of that member's contributions to the LLC as reduced by prior distributions that were a return of capital.

"**Screenplay**": The written dialogue and scene descriptions collectively entitled *High Risk*.

"**Securities and Exchange Commission**": The federal agency responsible for regulating the sales of securities including passive-investor limited liability company interests. Such agency may also be referred to herein as the SEC.

"**Subscription Agreement**" or "**Subscription Application**": A document included as part of the separate packet accompanying this Offering Circular and entitled "Silverstar Studios, LLC, Subscription Documents" which each person desiring to become a Unit Holder must complete, execute, acknowledge and deliver to the Manager before being accepted by the Manager as a Unit Holder.

"**Syndication Expenses**": Expenses paid or incurred in connection with the issuing and marketing of interests in the LLC, including brokerage fees, selling commissions, state ("Blue Sky") filing fees, legal fees of the Issuer for consultations relating to the requirements of the applicable federal and state securities laws and for tax advice pertaining to the adequacy of tax disclosures in the Offering Circular, accounting fees, if any, for preparation of financial projections to be included in the Offering materials and printing/binding costs of such Offering materials. Unlike other expenses, Syndication Expenses may not be deducted currently or amortized over a period of time (in contrast to Organizational Expenses).

"**Tax Matters Partner**": The designated Manager or Member who, as required by the Tax Equity and Fiscal Responsibility Act of 1983, is to serve as the primary liaison between the LLC and the IRS with regard to LLC tax matters and proceedings before the IRS. For the LLC, the Tax Matters Partner is the Manager its designated representative.

"**Unit Holder**" or "**Unit Purchaser**": An investor in the LLC. One who purchases one or more Units and has thereby obtained a pro rata share in the LLC. (Same as "Member").

"**Unit**": A ratable interest in the LLC of a Unit Holder. Units equaling a Minimum of $1,500,000 and a Maximum of $5,000,0000 are being offered hereby at $2,500 per Unit with a minimum purchase requirement of ten (1) Units ($25,000). Under limited circumstances, the Manager has the discretion to sell less than the Minimum Purchase.

"**Vote**": Includes authorization by written consent.

"**Withdrawal**": Includes the resignation or retirement of a Member as a Member.

"**Written**" or "**In Writing**": Includes facsimile and telegraphic communication.

Article II

FORMATION MATTERS

2.1 Formation of Limited Liability Company--The undersigned Original LLC Member does hereby authorize the formation of, pursuant to the California Limited Liability Company Act, a limited liability company ("LLC"). The rights and liabilities of the Members and Manager shall, except as may be hereinafter expressly stated to the contrary, be as provided for in such California limited liability statute.

2.2 Filings--The Manager shall execute, file, record and publish all certificates (including, at the option of the Manager, this Agreement), notices, statements and other instruments required by law for the formation and operation of the LLC as a limited liability company in all jurisdictions in which the LLC conducts business. Each Unit Holder agrees to execute promptly all certificates and other documents consistent with the terms of this Agreement deemed necessary by the Manager for such qualification.

2.3 Limited Liability Company Name--The name of the LLC shall be: Silverstar Studios, LLC, a California limited liability company. The business of the LLC shall be conducted under, either said name, or such modification or variations thereof as the Manager may determine from time to time.

2.4 Principal Office--The Manager's address to which all mail should be directed is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618, however substitute or additional places of business may be established at such other locations as may, from time to time, be determined by the Manager.

2.5 Term of LLC--The LLC shall be effective upon the filing of the Articles of Organization with the California Secretary of State and shall remain effective until the earlier to occur of the expiration of a ten (10) year period or sooner as provided in this Agreement.

2.6 Name, Address and Designation of Manager and Members--The name of the Manager is Silverstar Productions, Inc. The business address for the LLC and Manager is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618. The name of the Original LLC Member is Linda Martinez. The names and business addresses of subsequent Members will be set forth on their respective Subscription Agreements and on Appendices "A" and "B" accompanying this Agreement.

2.7 Admission of Members–Once the Minimum has been achieved, the Members will be admitted as Members not later than the last day of the calendar month following the date their subscription was accepted by the LLC. Subsequent subscriptions will be accepted or rejected by the LLC within thirty (30) days of their receipt; if rejected, all subscription monies will be returned to the subscriber within ten (10) business days.

2.8 Agent for Service of Process–The agent for service of process on the LLC shall be Sunny Kohli whose address is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618.

2.9. Service of Original LLC Member–The Original LLC Member shall serve in that position until the Offering has achieved its required Minimum funding level, at which time she shall withdraw.

Article III

PURPOSES AND POWERS

3.1 Purposes of the Limited Liability Company–The purpose and character of the business of the LLC is to engage in the acquisition, financing, production, ownership, distribution and other exploitation of the single feature film tentatively entitled *High Risk* and the exploitation of the ancillary and subsidiary rights to the Picture produced.

3.2 Powers of the LLC–Such business purposes as set forth in 3.1 shall include the doing of any and all things incidental thereto or in furtherance thereof. Without in any way limiting the generality of the foregoing statement, the LLC may own, operate, sell, transfer, convey, license, mortgage, exchange, exploit or otherwise dispose of or deal with property of every nature whatsoever and engage in any activities in furtherance of said purpose as are not prohibited by law.

The LLC purposes set forth in 3.1 hereof may be accomplished by taking any action which is permitted under the California limited liability company statute, and which is customary or directly related to the acquisition, ownership, improvement, operation, management, financing, selling, leasing, exchanging, exploiting, or other disposing of property of any nature whatsoever; provided, however, that nothing contained in this Section 3.2 or elsewhere in this Agreement shall obligate the Manager to take any action on behalf of the LLC if the Manager deems such action inappropriate or not reasonably necessary to accomplish LLC purposes.

Article IV

CONTRIBUTIONS AND CAPITAL

4.1 Capital Contributions by Members–Each Member (other than the Original LLC Member) acquiring a Membership Interest shall contribute to the LLC the amount of such Member's Capital Contribution. The LLC intends to offer for subscription limited liability company interests ("Units"), priced at $2,500 per Unit (payable as provided in Section 4.3), and each investor who subscribes for at least one (1) Unit [or an approved purchase of a lesser amount] will acquire an interest in the LLC subject to the provisions of Section 4.3 of this Agreement. The Capital Contributions described herein shall constitute the full obligation of the Members to furnish funds to the LLC. No additional funds or other property shall be required of any Member. The Capital Contributions may be used by the Manager for any LLC purpose. The Original LLC Member shall not be required to make any capital contribution to the LLC.

4.2 Capital Contribution by Manager–As its contribution to the Capital of the LLC, the Manager shall acquire and contribute the rights to the Screenplay, while also contributing the time, effort and expertise of its owner and management in organizing and forming the LLC, and in managing the LLC during the term of its existence. The Manager is contributing such property and services in exchange for its Manager's interests in Distributable Cash.

4.3 Cash and Property Contribution by Unit Holders–The Contributions of the Unit Holders shall be an amount equal to the value of funds and property actually received from the private sale of Units, in the

Minimum amount of $1.500.000 and the Maximum of $5.000.000 which will represent a one hundred percent (100%) interest in Distributable Cash prior to Recoupment for the LLC Member/Investors (shared pro rata among such Members). and an ongoing interest as defined elsewhere herein (shared pro rata among Members). Pursuant to the above stated percentages. each Unit Holder shall be entitled to a pro rata interest in all profits. losses. credits and cash distributions of the LLC. The minimum contribution for each Unit Holder is ten (10) Units ($25.000). except the Manager. in the discretion of its management. may accept less than the Minimum Purchase.

4.4 Withdrawal of Capital--Other than as provided in this Agreement. no Member shall have the right to withdraw such Member's Capital Contribution to the LLC or to receive any return of a portion of such Contribution.

4.5 Interest--No Member or Manager shall be paid interest on any Capital Contribution to the LLC. However. interest shall be paid to Members on amounts placed in the segregated. interest-bearing escrow account until such funds are transferred to the LLC production account. (i.e.. the Minimum amount of capital contribution is reached and the account is closed).

4.6 Liabilities of Manager for Contributions--The Manager shall not be personally liable for the return of any portion of the Contributions of the Unit Holders: the return of those Contributions shall be made solely from LLC assets. A Manager shall be required to restore any deficit in his or her own Capital Accounts on dissolution of the LLC. However. except as specifically provided in the preceding sentences. the Manager shall not be required to pay to the LLC or any Unit Holder any deficit in any Unit Holder's Capital Account on dissolution or otherwise. Under the circumstances requiring a return of any Capital Contribution. no Member or Manager shall have the right to demand or receive property other than cash except as may be specifically provided for in this Agreement.

4.7 Capital Accounts--An individual Capital Account shall be established and maintained in accordance with the principles set forth in Treasury Regulations under Code Section 704 for each Member and Manager strictly in conformity with the requirements of Treasury Regulation §1.704(b)(2)(iv). Each Member and Manager's Capital Account will be credited with such Member and Manager's Capital Contribution and each Member and Manager's Capital Account shall be further credited and debited. as the case may be. to reflect such individual Member or Manager's share of LLC distributions. income. losses and all related tax items such as gains. losses. deductions. credits and depreciation recapture. In the event that any Member or Manager shall at any time have a negative balance in such Member or Manager's Capital Account. such negative balance shall not constitute a debt owed by such Member or Manager to the other Members or Manager or the LLC (except as provided in paragraph 4.6 for the Manager). No interest shall be paid on Capital Accounts.

Article V

ALLOCATIONS OF NET PROFITS AND LOSSES

5.1. Allocation of Net Profits--All Net Profits of the LLC for a Fiscal Year after taking into account the Special Allocations of Gross Receipts and Syndication Costs provided for in Section 5.3 hereof shall be allocated in the following order of priority:

5.1.1. First. to the Manager. until the cumulative profits allocated pursuant to this Section 5.1.1. for the current and all prior fiscal years are equal to the cumulative losses allocated pursuant to Section 5.2.2. hereof for all prior years.

5.1.2. Second. one hundred percent (100%) to the Investor/Members. pro rata in accordance with their LLC Percentage Interests. until cumulative profits allocated pursuant to this Section 5.1.2. for the current and all prior years are equal to the cumulative losses allocated pursuant to Section 5.2.1. hereof for all prior years.

5.1.3. Third. one hundred percent (100%) to the Investor/Members . pro rata in accordance with their LLC Percentage Interests until the cumulative profits allocated pursuant to this Section 5.1.3. for the current and all prior fiscal years are equal to the cumulative special allocation of Syndications Costs to the Members pursuant to Section 5.3.2. hereof for all prior years.

5.1.4. Fourth, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Percentage Interests, until the cumulative profits allocated to the Members pursuant to this Section 5.1.4 for the current and all prior fiscal years equals one hundred percent (100%) of their Original Invested Capital.

5.1.5. The balance, if any, shall be allocated in accordance with the formula set forth below at Section 6.1.

5.2 Allocation of Net Losses--All Net Losses of the LLC for a Fiscal Year after taking into account the Special Allocations of Gross Receipts and Syndication Costs provided for in Section 5.3 hereof shall be allocated in the following priority:

5.2.1. First, one hundred percent (100%) to the Members, pro rata in accordance with their Member Percentage Interests, until the Member' Capital Accounts have been reduced to zero.

5.2.2. The balance, if any, to the Manager.

5.3. Syndication Costs

5.3.1. Syndication Costs shall be allocated to the Members pro rata in accordance with their LLC Member Percentage Interests.

5.4 Accounting Policy; Fiscal Year--For tax purposes, the fiscal year of the LLC shall be the calendar year. Statements showing the Gross LLC Revenues and Distributable Cash, if any, shall be furnished, and all distributions by the LLC shall be made, to Members, Manager, Creative Talent and others entitled thereto no less frequently than annually during the term of the LLC, with each such statement being furnished to each profit participant not later than seventy-five (75) days after the end of each such annual period, and distributions made not later than seventy-five (75) days after the end of each such annual period.

5.5 Books and Records--The Manager shall cause to be kept at the office of the LLC the following records:

(a) A current alphabetical list of the full name and last known business or residence address and telephone number of each Member and of each holder of an economic interest in the LLC, together with the contribution and the share in profits and losses of each Member and holder of an economic interest. Such list shall be updated quarterly, and a copy of such list shall be mailed to any Member requesting the list within ten (10)days of request. If the Manager neglects or refuses to exhibit, produce or mail a copy as requested by a Member, the Manager shall be liable to any Member requesting the list for the costs, including attorney's fees, incurred by the Participant for compelling the production of the Member list, and for actual damages suffered by any Member by reason of such refusal or neglect. The Manager may require the Member who is requesting the list to represent that the list is not requested for a commercial purpose unrelated to the Member's interest in the LLC.

(b) A current list of the full name and business or residence address of each Manager.

(c) A copy of the Articles of Organization and all amendments thereto, together with any powers of attorney pursuant to which the Articles or any amendments thereto were executed.

(d) Copies of the LLC's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years.

(e) A copy of the LLC's Operating Agreement and any amendments thereto, together with any powers of attorney pursuant to which any written Operating Agreement or any amendments thereto were executed.

(f) Copies of the financial statements of the LLC, if any, for the six most recent fiscal years.

(g) The books and records of the LLC as they relate to the internal affairs of the LLC for at least the current and past four fiscal years.

The LLC's books of account shall be kept on an accrual basis in accordance with generally accepted accounting practices and principles which show accurately the transactions of the LLC. Each Member and such Member's agents and representatives shall have access to the LLC's books and records at all reasonable times. The Manager shall arrange for annual tax returns for the LLC to be prepared, filed and transmitted to each Member within a reasonable period after the close of each fiscal year of the LLC.

5.6 Banking--All funds of the LLC shall be deposited in the name of the LLC in such bank account or accounts as shall be determined by the Manager. No other funds shall be deposited in such accounts. The funds in such accounts shall be used solely for the business of the LLC. All withdrawals therefrom shall be made on checks or drafts signed on behalf of the LLC by such person or persons as the Manager shall designate.

5.7 Compensation of Manager and Affiliates--The following summarizes the form and estimated amounts of compensation, fees and Percentage Participations to be paid to the LLC's Manager and its Affiliates. Such items have not been determined by arm's-length negotiations. Other than as set forth herein and in the Estimated Use of Proceeds section of the Offering Circular, no other compensation or remuneration in any form is to be paid to the Manager or Affiliates.

The Manager has waived any right to receive an LLC Organization Fee for services rendered in connection with the organization of the LLC.

The Manager has, and will during the course of this Offering, advance necessary funds for LLC organizational and offering expenses and the Manager will be reimbursed for such expenses out of the Gross Offering Proceeds. Such reimbursement (exclusive of broker/dealer commissions) shall not exceed a ceiling equal to 3% of the Offering Proceeds.

In addition, the Manager will be paid an LLC Management fee, if and when the Maximum Offering Proceeds is reached, equal to, but not more than, 1.5% of the Offering Proceeds.

The Manager will not have any interest in Distributable Cash until the Members achieve Recoupment (100% of their Original Invested Capital) and then the Manager will have a fifty percent (50%) interest in Distributable Cash for the balance of the life of the LLC.

The Manager will have no interest in LLC Losses and tax deductions for federal income tax purposes until after the Member's capital accounts have been reduced to zero.

The individual Executive Producer Sunny Kohli will be paid an Executive Producer's fee out of the Film's budget of $75,000.

No other compensation in any form shall be paid to the Manager, or any of its Affiliates, except as set out above. At the conclusion of the LLC, however, all property rights and ancillary rights in the Picture shall revert to and be distributed to the Manager.

5.8 Unit Holder Compensation--No Unit Holder shall be paid any salary or fee for services in connection with the activities of the LLC in his or her capacity as a Unit Holder and no such services shall be rendered.

Article VI

DISTRIBUTIONS

6.1. Distributions--Distributions of Distributable Cash for any given fiscal year shall be made in the following order of priority:

6.1.1. First, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Member Interests until such Members will have received cumulative distributions pursuant to this Section 6.1.1. for the current and all prior fiscal years equal to one hundred percent (100%) of the Members' Original Invested Capital.

6.1.2 Second, one hundred percent (100%) to pay for any Deferments committed by the Manager to be paid after Investor Recoupment, if any.

6.1.3. Third, and subsequent to Recoupment and the payment of Deferments, and for the balance of the life of the LLC, the Manager and the Members will share Distributable Cash, if any, on a 50/50 basis.

Amounts distributed pursuant to this Section shall be allocated among the Members in accordance with Member Percentage Interests, within their specified group.

6.2 Distributions for a Fiscal Year--Distributions for a fiscal year shall include Distributions made through March 15 of the next succeeding fiscal year.

Article VII

MANAGEMENT OF THE LIMITED LIABILITY COMPANY

7.1 Election of Manager--The election of the Manager to fill the initial position shall be by declaration of the Original LLC Member. Subsequent vacancies, if any, shall be by the affirmative vote of a majority in interest of the Members. Article 3.15 of the accompanying Subscription Application and Agreement provides that by completing such application and by signing it, the Prospective Purchaser is confirming the appointment of Silverstar Productions, Inc. as the Manager to fill the initial Manager position of the LLC pursuant to the California limited liability company statute.

7.2 Management Powers of the Manager (Generally)--The Manager shall have full and exclusive control of the management and operation of the business of the LLC and shall be responsible for making all creative and business judgments, determinations, and decisions affecting LLC affairs except as otherwise specifically provided herein.

7.3 Specific Power and Authority of Manager--The Manager shall have, subject to any limitations imposed elsewhere in this Agreement, the power and authority on behalf of the LLC to do or cause to be done any and all acts deemed by the Manager to be necessary or appropriate in connection with the management and operation of the business of the LLC. Without limiting the generality of the foregoing, the Manager may at any time, in its sole discretion and without further notice to, or consent from, any Unit Holder:

(i) Open and maintain bank checking accounts on behalf of the LLC and to designate signatories on such accounts, provided that the funds of the LLC may not be commingled with funds owned by or held on behalf of the Manager or any limited liability company, partnership or other entity in which either has an interest;

(ii) Enter into agreements on behalf of the LLC with motion picture or television studios, distributors or other third parties pursuant to which the LLC may commit to pay a percentage of the LLC's Gross Revenues in exchange for such studio's, distributor's or other third parties' assistance in financing, producing, distributing and/or otherwise exploiting the Picture; such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture;

(iii) Apply a portion of Capital Contributions to marketing and distribution of the Film whether or not the Maximum funding of the Offering is achieved;

(iv) Modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture;

(v) Enter into agreements on behalf of the LLC which provide that persons providing financing, rendering services or furnishing literary material or other materials or facilities in connection with the development, production, distribution or other exploitation of the Picture shall receive as salary or other compensation, deferred amounts or a percentage participation in LLC revenue;

(vi) Choose locations for shooting the LLC's movie other than planned locations disclosed in the Offering Circular;

(vii) Transfer any property of the LLC on such terms as the Manager shall determine;

(viii) Borrow money for LLC purposes or on behalf of the LLC on such terms as the Manager shall determine, pledge any assets or rights of the LLC as security for such borrowing and pay back the principal and interest on such loans out of Gross Offering Proceeds ; and

(ix) Otherwise deal in any reasonable manner with the assets of the LLC in connection with the management and operation of the business of the LLC.

(x) Notwithstanding any of the above, the LLC is specifically prohibited from making any loan or loans to the LLC Manager, and shall not be permitted to acquire assets in exchange for LLC Units. In addition, none of the LLC's material transactions or loans will be made or entered into on terms that are no less favorable to the issuer than those that can be obtained from unaffiliated third parties.

7.4 Authority to Execute Agreements on Behalf of LLC–In connection with the foregoing, it is agreed that any instrument, agreement or other document executed by the Manager, while acting in the name and on behalf of the LLC shall be deemed to be an action of the LLC as to any third parties (including the Unit Holders as third parties for such purposes). Notwithstanding anything to the contrary contained herein, the Manager shall have no authority to cause the LLC to effect any borrowing in any transaction in which the creditor would receive, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the LLC other than as a secured creditor.

7.5 Time Devoted to LLC–The Manager shall devote to the LLC's affairs such time, on a non-exclusive basis, as the Manager, in its reasonable discretion, shall deem appropriate.

7.6 Other Business–Any Member or Manager shall have the right to engage in or possess any interest in other business ventures of any kind, nature or description (including without limitation, motion pictures and television projects which may compete with the Picture) whether or not in competition with the LLC. Neither the LLC nor any other Member or Manager shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

7.7 Agreements with Members and Others–The Manager shall not enter into (on behalf of the LLC) any agreements with Members or any person related to the Manager unless such agreements are on terms and conditions which the Manager might reasonably conclude are not less favorable to the LLC than the terms and conditions likely to result from "arms-length" negotiations with unaffiliated third parties. For the purposes of this subsection, the term "unaffiliated third parties" shall mean third parties in which the Manager has no material direct or indirect financial interest.

7.8 Manager as Tax Matters Partner–The Manager or its representative is designated as the Tax Matters Partner of the LLC as that term is used in Section 6231(a) of the Code and regulations thereunder. Such Manager, acting as Tax Matters Partner, may enter into one or more agreements with the IRS with respect to the tax treatment of any LLC income, loss, deductions or credits and, to the extent permitted under the Code, may expressly agree that such agreement shall bind any other Manager and Members of the LLC.

7.9 Withdrawal of Manager–Without the written consent of a majority of the Unit Holders, the Manager shall not have any right to withdraw or retire from the LLC, and shall be considered as a "key man" to this Agreement.

7.10. Withdrawal of Original LLC Member–Upon funding of the Offering to at least the Minimum required level, the Original LLC Member shall withdraw.

7.11 Indemnification–The Manager and its representatives or agents and the Manager's Counsel shall be held harmless and be indemnified by the LLC for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorney's fees) suffered by virtue of any acts or omissions or alleged acts or omissions arising out of such person's activities either on behalf of the LLC or in furtherance of the interests of the LLC if the Manager has determined in good faith that the course of conduct was in the best interest of the LLC and such liability or loss was not the result of negligence or misconduct by such person.

The LLC shall not provide for indemnification of the Manager for any liability or loss suffered by the Manager, nor shall it provide that the Manager be held harmless for any loss or liability suffered by the LLC, unless all of the following conditions are met:

a. The Manager has determined in good faith that the course of conduct was in the best interests of the LLC:

b. The Manager was acting on behalf of the LLC:

c. Such liability/loss was not the result of negligence or misconduct by the Manager: and

d. Such indemnification to hold harmless is recoverable by only out of the LLC's net assets and not from the Members.

In addition, the Manager shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

a. There has been successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee:

b. Such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee: and

c. A court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

Finally, the advancement of LLC funds to a Manager or its Affiliates for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied:

a. The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the LLC:

b. The legal action is initiated by a third party who is not a Member, or the legal action is initiated by a Member and a court of competent jurisdiction specifically approves such advancement: and

c. The Manager or its Affiliates undertake to repay the advanced funds with interest, in cases in which such person is found not to be entitled to indemnification.

7.12 Rights and Obligations of the Unit Holders–(i) No Participation in Management–The Unit Holders shall not participate in the management of the business of, or transact any business for, the LLC and shall have only such rights and powers as a Unit Holder as are expressly provided herein or provided by applicable law.

(ii) Liability–No Unit Holder shall be personally liable for any of the debts, contracts or other obligations of the LLC or any of the losses thereof, except to the extent of such Unit Holder's Capital Contribution, plus such Unit Holder's share of undistributed LLC income if any. When a Unit Holder has rightfully recovered the return in whole or in part of such Unit Holder's Capital Contribution, such Unit Holder shall nevertheless be liable to the LLC for a period of one year thereafter for any sum, not in excess of such return with interest, necessary to discharge such Unit Holder's liability to all creditors who extended credit or whose claim arose during the period the contribution was held by the LLC. No Unit Holder shall be required to contribute any amounts to the LLC except as provided for in this Agreement.

(iii) Unit Holders May Not Bind LLC–No Unit Holder shall have any power to represent, sign for or bind the Manager or the LLC.

7.13 Reports to Members–The Manager shall cause to be prepared and distributed to Members during each year the following reports:

a. Semi-annual reports which may be unaudited but prepared in accordance with generally accepted accounting practices (GAAP). The reports must contain a balance sheet, a statement of income, statement of stockholders' equity, statement of cash flows and other pertinent material regarding the LLC and its activities during the period covered by the report.

b. Within 120 days after the end of the fiscal year, audited financial statements (containing the same reports as the foregoing) all of which shall be prepared in accordance with GAAP and accompanied by an auditor's report containing an opinion of an independent certified public accountant.

Each of the financial statements and documents referred to above will be conclusive and binding upon the Members unless written objection thereto is received by the Manager within 60 days after the statement has been delivered to the Members.

7.14 Meetings–(a) Meetings of Members may be held at any place, either within or without the state of California, selected by the person or persons calling the meeting or as may be stated in or fixed in accordance with the Articles of Organization or this Operating Agreement. If no other place is stated or so fixed, all meetings shall be held at the principal executive office of the LLC. (b) A meeting of the Members may be called by any Manager or by any Member or Members representing ten percent (10%) or more of the interests of Members for the purpose of addressing any matters on which the Members may vote. (c) the Manager shall provide all Members within ten (10) days after receipt of said request written notice of a meeting to be held on a date not less than fifteen (15) days nor more than sixty (60) days after distribution of such notice. The scheduling of such meetings shall not interfere with the duties of the Manager or its owner in the production of the Film.

7.15 Fiduciary Duties of Manager–The fiduciary duties a Manager owes to the LLC and to its Members are those of a partner to a partnership and to the partners of the partnership. More specifically, the Manager shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the LLC and represents hereby that such funds will be employed only for the exclusive benefit of the LLC's business activities as described elsewhere herein.

Article VIII

ASSIGNMENT OF INTERESTS IN THE LIMITED LIABILITY COMPANY

8.1 Restrictions On Transfers–Notwithstanding anything to the contrary contained in this Agreement, interests in the LLC may not be assigned, sold or otherwise transferred if such assignment, sale or other transfer is prohibited by law or is not effected in compliance with all applicable federal and state securities laws and regulations or would result in a termination of the LLC for tax purposes (unless such transfer is by operation of law).

8.2 Assignment of the Interest in the LLC of a Manager--The Manager shall have the free and unrestricted right to assign all of its interests in the proceeds of and Distributions from the LLC, or any part thereof. Said assignee, however, shall not become a Manager without the consent of the Manager and Unit Holders who own more than 50% of the outstanding Units. Such assignment shall not relieve the Manager of their obligations hereunder.

8.3 Rights of Assignee--An assignee, legal representative or successor in interest of a Unit Holder shall be subject to all of the restrictions on a Unit Holder provided in this Agreement. An assignee of a Unit Holder's interest, or a portion thereof, who does not become a substituted Member in accordance with the provisions below shall have no right to an accounting of LLC transactions, to inspect the LLC'S books, or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager, such an assignee shall be entitled to receive only the share of LLC profits or other compensation by way of income, or the return of the assignor's contribution, to which the assignor would have been entitled.

8.4 Substitution of Assignee--An assignee of all or any part of a Unit Holder's interest shall become a substituted Member only if (a) the Manager consents thereto in writing (and the Manager may withhold such consent in its discretion) and (b) each of the following conditions is met:

(i) The assignee shall consent in writing, in a form prepared by or satisfactory to the Manager, to be bound by the terms and conditions of this Agreement;

(ii) The assignee shall pay any expenses of the LLC in effecting the substitution;

(iii) The assignment shall be effected in compliance with all applicable federal and state securities laws and regulations; and

(iv) All requirements of the California limited liability company statute including amendment of this Operating Agreement, shall have been completed by the assignee, the assignor and the LLC, as the case may be.

8.5 Allocations and Distributions--All assignments shall become effective for distribution and allocation purposes at the close of the calendar month in which the Manager is notified of such assignment. All cash distributions required to be made or made after the date the assignment is effective shall be made to the transferee. Income or loss for the year shall be allocated to the transferor and transferee based on the ratio of months each was considered to be the Member of Record in the LLC.

8.6 Incapacity, Death, Bankruptcy of a Unit Holder--In the event of the incapacity (i.e., judicially determined incompetence or insanity), death or bankruptcy of a Unit Holder, the executor, trustee, guardian or conservator, administrator, receiver or other successor in interest of such Unit Holder shall have all the rights of such Unit Holder for the purpose of settling or managing such Unit Holder's affairs and such power as such Unit Holder possessed to assign all or a part of such Unit Holder's interest (subject to the Manager's approval) and to join with the assignee in satisfying the conditions precedent to such assignee's becoming a substituted Member.

The incapacity, death, or bankruptcy of a Unit Holder shall not dissolve the LLC. Each Unit Holder's estate or other successor in interest shall be liable for all obligations of such Unit Holder. In no event, however, shall such estate, legal representative or other successor in interest become a substituted Member as such term is used herein, except in accordance with the above.

8.7 Further Assignments--An assignee of all or any portion of the interest of a Unit Holder in the LLC pursuant to the terms hereof, who desires to make a further assignment of such interest, shall be subject to all the provisions of this Section to the same extent and in the same manner as such Unit Holder making an initial assignment of such Unit Holder's interest in the LLC.

8.8 Removal of a Manager--The Manager may be removed, but only for good and sufficient cause by vote of a majority of the Members, without concurrence by the Manager, at a meeting called expressly for that purpose. Any removal shall be without prejudice to the rights, if any, of the Manager under any contract of employment, and if the original Manager is removed, all rights relating to the Screenplay (as contributed by the Manager to the LLC) shall revert to the Manager. Upon the effectiveness of such removal, the Members may by the consent of a majority of the Unit Holders and the remaining Manager, if any, elect a successor Manager to continue the business of the LLC, or continue the business of the LLC with the remaining Manager acting in that capacity.

8.9 Incapacity or Death of a Manager--In the event of the withdrawal, incapacity, or death of a Manager, the remaining Manager or Manager, if any, may continue the business of the LLC alone, or, at his or her option may appoint a successor Manager. If no remaining Manager exists, a new Manager may be named by Unit Holders who own more than fifty percent (50%) of the outstanding Units.

Article IX

AMENDMENTS

9.1 Amendments--This Agreement may be amended by a majority of the Members, without concurrence by the Manager. No amendment which is not approved in writing by such Members, however, shall change the purpose of the LLC, modify the term of the LLC, change the LLC to a general partnership, reduce the liabilities, obligations or responsibilities of the Manager, increase the liabilities or commitments of the Unit Holders or change the provisions of this Agreement requiring the unanimous consent of the Unit Holders to continue the business of the LLC.

Article X

DISSOLUTION, WINDING UP AND LIQUIDATION

10.1 Events of Dissolution--The LLC shall be dissolved at the time specified at Article 2.5 above or upon the earlier occurrence of any of the following: (a) at the time specified in the Articles of Organization; (b) upon the happening of events specified in the Articles of Organization; (c) by the vote of a majority in interest of the Members, (d) upon the occurrence of a Dissociation Event, unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of the event, or (e) by decree of judicial dissolution pursuant to the California limited liability company statute.

10.2 LLC Continuation--The LLC shall not be dissolved by the death, withdrawal, retirement or incapacity of a Manager, provided the business of the LLC is continued by a remaining or successor Manager pursuant to a right to do so stated in the Agreement, which right is hereby granted.

10.3 Winding Up--In the event of dissolution as provided above (including in the event that Members do not elect a successor Manager and continue the business of the LLC as provided above), the business of the LLC shall be wound up, and the assets distributed as provided herein. The winding up of the affairs of the LLC and the distribution of its assets shall be conducted by the Manager who is hereby authorized to do any and all acts and things authorized by law for these purposes.

In the event of the removal, death, incapacity, withdrawal or bankruptcy of the Manager, the winding up of the affairs of the LLC and the distribution of its assets shall be conducted by such person or entity as may be selected by such Unit Holders as own at least a majority of the outstanding Units, which person or entity is hereby authorized to do any and all acts and things authorized by law for these purposes. In winding up the affairs of the LLC, property may be sold and a Member may, if such Member desires, purchase such property for the fair market value thereof.

10.4 Liquidation--(a) Upon liquidation of the LLC, all assets of the LLC (except for the remaining rights associated with the Film itself) shall be liquidated and distributions shall be made to Members and the Manager in accordance with their positive capital account balances. Net profits and net losses resulting from transactions in connection with liquidation shall be allocated to each Member and Manager's capital account as set forth in Article V hereof. If upon liquidation, a Manager has a deficit capital account, such Manager must restore the amounts of such deficits to the LLC. Upon the Dissolution of the LLC all property rights and ancillary rights in the Motion Picture shall revert to and be distributed to the Manager. (b) After dissolution and liquidation, all remaining assets of the LLC shall be paid in the following order: (i) to third party creditors (including any lending bank), in the order of priority provided for by law; (ii) to the Manager for reimbursement of any unreimbursed expenses advanced by such Manager or other amounts owed to such Manager by the LLC; (iii) to the Members in accordance with their ending Capital Account balances. (c) If all of the Members and Manager shall so determine, payments on dissolution, or any other LLC distributions, may be made in whole or in part in kind.

Article XI

MISCELLANEOUS PROVISIONS

11.1 Notices--Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party to whom the same is directed or three (3) business days after deposit in the United States mail, registered or certified, postage and charges prepaid, addressed to each Member or Manager, as applicable, at the applicable address specified by such Member in the Subscription Agreement. A Member may change such Member's address for purposes of notice by a writing sent in accordance with this Section to the Manager.

11.2 Severability--If any provision of this Agreement shall be invalid, illegal or unenforceable in any applicable jurisdiction, the validity, legality, and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

11.3 Applicability of California Law--This Agreement, and the application or interpretation hereof, shall be governed, construed and enforced exclusively by its terms and in accordance with the laws of the state of California.

11.4 Headings--Headings at the beginning of each Article and Section of this Agreement are solely for the convenience of the readers and are not intended to control or influence in any manner the meaning of the specific language provided thereunder.

11.5 Entire Agreement--This Agreement, the accompanying Offering Circular and the Subscription Agreement executed contemporaneously herewith contain the entire agreement between the Members and Manager relating to the subject matter hereof and all other agreements relative hereto which are not contained therein are terminated. Amendments, variations, modifications or changes herein may be effective and binding on the Members and Manager by, and only by, setting the same forth in a document duly executed and consented to by the holders of a majority of the Percentage Interests owned by Unit Holders and any alleged amendment, variation, modification or change herein which is not so documented shall not be effective as to any Member or Manager.

11.6 Successors--This Agreement shall be binding on and inure to the benefit of the respective successors, assigns and personal representatives of the parties hereto, except to the extent of any contrary provision in this Agreement.

11.7 Consents and Agreements--Any and all consents and agreements provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the LLC.

11.8 Waiver of Claims--Each Member is hereby urged to obtain the advice of independent counsel regarding all matters relating to this investment. To the extent that a Member chooses not to obtain separate legal representation on matters relating to the affairs of the LLC, such Member or Members hereby knowingly and willingly agree to waive any claims against the Manager's Counsel based on such Counsel's advice to his Manager client as it relates to the LLC.

11.9 No Injunction--The parties hereto agree and acknowledge that in the event of a breach of any party hereto of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right of injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an action at law or arbitration hereunder and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Picture hereunder.

11.10 Cure--No party shall be liable to any other party for damages of any kind arising out of or in connection with any breach of this Agreement occurring or accruing before the breaching party has had reasonable notice of and opportunity to cure such breach.

11.11 Counterparts--This Agreement may be executed in counterparts by each of the Members and Manager, all of which taken together shall be deemed one original.

Article XII

PURCHASER REPRESENTATIONS AND INDEMNIFICATION

12.1 Representations of the Unit Holder--Each Unit Holder hereby represents and warrants to the LLC and all Members and the Manager that the following statements are true: (a) Such Unit Holder is a bona fide resident of the state set opposite such Unit Holder's name on the signature page of the Subscription Agreement in that: (i) if a corporation, partnership, trust or other form of business organization, it has its principal office within such state; (ii) if an individual, such individual's principal residence is in such state; and (iii) if a corporation, partnership, trust or other form of business organization which has organized for the specific purpose of acquiring Units in the LLC, all of its beneficial owner are residents of such state.

(b) Such Unit Holder acknowledges the receipt of the Silverstar Studios, LLC Offering Circular dated October 1, 2002, such Unit Holder has been advised that the Manager is available to answer questions about the purchase of Units in the LLC and such Unit Holder has asked any questions of the Manager which such Unit Holder desires to ask and has received answers from the Manager with respect to all such questions.

(c) Such Unit Holder recognizes that the LLC will be newly organized and has no history of operations or earnings and is of a speculative nature.

(d) Such Unit Holder understands that no state or federal governmental authority has made any finding or determination relating to the fairness for public investment of the Units offered by the LLC and that no state or federal government authority has or will recommend or endorse these LLC interests.

(e) Such Unit Holder recognizes that prior to this Offering there has been no public market for the Units offered by the LLC and it is likely that after the Offering there will be no such market for the Units.

(f) Such Unit Holder is financially able to comply with such Unit Holder's obligations hereunder; and such Unit Holder has adequate means of providing for such Unit Holder's current financial needs and possible contingencies exclusive of such Prospective Purchaser's investment in the LLC.

(g) Such Unit Holder understands that the IRS may disallow some or all of the deductions or losses to be claimed by the LLC and that the IRS may attempt to treat the LLC as an association taxable as a corporation which could have an adverse economic effect on the Members by (i) taxation of the LLC as a corporation resulting in double taxation of income to the Members and no flow-through of losses and (ii) substantial reduction in yield, if any, of the Members' investment in the LLC.

(h) Such Unit Holder is aware that the Manager and its Affiliates may engage in businesses which are competitive with that of the LLC, and such Unit Holder agrees to such activities even though there may be conflicts of interests inherent therein.

warranties and/or representations, shall, at the election of the Manager, be subject to a rescission of such Unit Holder's rights or interests in the LLC.

IN WITNESS WHEREOF, the undersigned have executed the Agreement as of the date set forth below.

Sunny [signature]
SUNNY KOHLI, OWNER ~~OF LLC~~ MANAGER

Linda Martinez [signature]
LINDA MARTINEZ, ORIGINAL LLC MEMBER

MANAGER ACKNOWLEDGMENT

THE STATE OF CALIFORNIA)
COUNTY OF ORANGE)

This instrument was acknowledged before me on the 20th day of June, 2002 by Sunny Kohli, owner of the Silverstar Studios, LLC Manager (Silverstar Productions, Inc.) and he is known by me or ~~has been demonstrated by sufficient~~ evidence to be the person represented.

ZACHARY T. GRAVES
COMM...1304764
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 17, 2005
BCT3

[signature]
Notary Public in and for
the State of California

(Notary Seal)

ZACHARY T. GRAVES
Printed Name of Notary

My Commission Expires:
May 17, 2005

ORIGINAL LLC MEMBER ACKNOWLEDGMENT

THE STATE OF CALIFORNIA)
COUNTY OF ORANGE)

This instrument was acknowledged before me on the 20th day of June, 2002, by Linda Martinez, an individual, as the Original LLC Member of the Silverstar Studios, LLC and she is known by me or has demonstrated by sufficient evidence to be the person represented.

ZACHARY T. GRAVES
COMM...1304764
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 17, 2005
BCT3

[signature]
Notary Public in and for
the State of California

(Notary Seal)

ZACHARY T. GRAVES
Printed Name of Notary

My Commission Expires:
May 17, 2005

Appendix "A"

MEMBER/MANAGER VOTING INTERESTS

Date: ________________

Member/Manager Name	Address	Percentage Interest for Voting Purposes

Appendix "B"

ALLOCATIONS OF NET PROFITS AND NET LOSSES

Date: ____________________

Member/Manager Name	Address	Percentage Interest

Exhibit "B"

CHAIN OF TITLE DOCUMENTS

CERTIFICATE OF AUTHORSHIP

The undersigned, Spiro Razatos and Jacques Haitkin ("Authors"), hereby certify as follows:

(1) That the screenplay entitled *High Risk* ("Screenplay"), and all literary material of all of the results and proceeds of the Authors' services in connection therewith, is owned wholly by the Authors, for use in connection with the production of a motion picture to be based thereon ("Picture").

(2) That the Screenplay is wholly original and has not been adapted from any other literary, dramatic or any other material of any kind or nature, excepting only incidental material which is in the public domain throughout the world; that the Screenplay does not contain any material which copies or uses the plot, scenes, sequences, story or characters of any other literary, dramatic or other work; that the Screenplay does not infringe upon any statutory or common law rights in any other literary, dramatic or other materials; that no material in the Screenplay, to the best of Authors' knowledge, is libelous or violative of the rights of privacy of any other person and the full use of the rights in the Screenplay herein granted to any subsequent owners ("Owner"), to the best of Authors' knowledge, will not violate any rights of any person, firm or corporation, and that the Screenplay is not in the public domain in any country in the world where copyright protection is available.

The Author has caused this Certificate of Authorship to be executed as of this the 15th day of November, 2001.

SPIRO RAZATOS

signature

25876 Th. Old Rd. #44
Valencia CA. 91381

Address

818) 400-6035

telephone

JACQUES HAITKIN

signature

5928 Paseo Canyon Drive
Malibu CA 90265

Address

(310) 457-5232

telephone

Exhibit "C"

FORM OF COPYRIGHT ASSIGNMENT

SHORT FORM COPYRIGHT ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS that, in consideration of Ten Dollars ($10.00) and other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned Spiro Razatos and Jacques Haitkin ("Assignors") do hereby sell, grant, convey and assign unto Silverstar Productions, Inc. ("Assignee"), its successors, assigns and licensees forever, all right, title and interest including, but not limited, to the exclusive worldwide Motion Picture and allied rights of Assignors in and to that certain literary work to wit: that certain original screenplay written by Spiro Razatos and Jackques Haitkin entitled "High Risk" ("Literary Property"), and all drafts, revisions, arrangements, adaptations, dramatizations, translations, sequels and other versions of the Literary Property which may heretofore have been written or which may hereafter be written with the sanction of the Assignor.

Dated this the ________ day of _________________, 200___.

____

Spiro Razatos, Assignor

____

Jacques Haitkin, Assignor

THE STATE OF CALFORNIA }
COUNTY OF LOS ANGELES }

This instrument was acknowledged before me on the ______ day of ________________, 200___ by Spiro Razatos and Jacques Haitkin, co-authors of the above named screenplay and assignors for this document and they are known by me to be the persons represented.

____

Notary Public in and for
the state of California

(Notary Seal)

____

Printed Name of Notary

My Commission Expires:

____

Exhibit "D"

SECURITIES OPINION AND CONSENT

Law Office
of
JOHN W. CONES
4265 Marina City Drive, #605W
Marina del Rey, California 90292
310/477-6842

OPINION OF COUNSEL

I certify that I am an active member of the State Bar of California. On the basis of the facts stated in the foregoing offering statement and other information, including representations as to the type of consideration received or to be received, supplied to me by officials and holders of limited liability company Units in the Silverstar Studios, LLC, it is my opinion that the securities being offered and sold pursuant to the exemption from registration with the Securities and Exchange Commission provided by Federal Regulation A and under the provisions of the various state Blue Sky laws, will when sold, be legally issued, full paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the aforesaid offering statement.

John W. Cones
State Bar # 134682

4-2-02
Date Signed

Exhibit "E"

COUNSEL'S OPINION RE TAX MATTERS

JOHN W. CONES

Attorney at Law
4265 Marina City Drive. #605W
Marina del Rey. California 90292
310/477-6842

Sunny Kohli. Owner
Silverstar Productions. Inc. (Manager)
Silverstar Studios. LLC
8001 Irvine Center Drive. Suite 1040
Irvine. California 92618

Re: Counsel's Tax Opinion

Dear Mr. Kohli:

You have requested my opinion and views as to the material federal income tax consequences related to the ownership of limited liability company interests ("Units") in the Silverstar Studios. LLC (the "LLC"). of which you are the Manager.

My opinion in this matter is guided by Treasury Department Circular 230 (31 CFR Part 10) and the American Bar Association's Formal Opinion 346 (Revised). "Tax Law Opinions in Tax Shelter Investment Offerings." In accordance with the requirements of Circular 230 and Opinion 346. in rendering this opinion. I have examined the certificate and agreement of organization of the Silverstar Studios. LLC (the "Operating Agreement") attached as Exhibit "A" to the Silverstar Studios. LLC Offering Circular. (the "Offering Circular"). and such other documents and instruments as I have considered necessary for purposes of the opinion hereinafter set forth. You have advised me that the Offering Circular and certain other representations and information provided to me give an accurate and complete description of the facts and circumstances concerning the proposed activities of the LLC. This opinion is based on such Offering Circular. representations and information. and I have not attempted to verify independently each of such representations and statements.

The section of the Offering Circular entitled "FEDERAL TAX DISCUSSION" was prepared by my office and the discussions of federal tax issues contained therein are incorporated in this opinion. Capitalized terms used in this opinion and not otherwise defined have the same meanings given them in the Operating Agreement and in the Offering Circular.

My opinions regarding the material federal income tax issues raised by an investment in the LLC are stated below and for your convenience have been restated in the "Introduction" subsection of the "FEDERAL TAX DISCUSSION" of the Offering Circular:

1. The LLC should not be a publicly traded partnership per Section 7704(b) of the Code:

2. Provided that the LLC is not a publicly traded partnership. the LLC will be treated as a partnership and not as an association taxable as a corporation:

3. If the LLC actually produces the Film, a Unit Holder's distributive share of LLC taxable income (other than portfolio income) will constitute passive income that could be offset by a Unit Holder's passive activity losses from other sources;

4. Subject to the possibility that the requirements of Section 706(d) of the Code are not satisfied by the LLC's convention as to the time at which it will recognize transferees as owners of Units, the recognized Unit Holders (including Unit Holders holding Units through nominees) will be treated as Unit Holders of the LLC from the date they become recognized holders of Units, even though not admitted as Members;

5. Provided that the advertising expenses paid by the LLC, if any, constitute reasonable compensation for services rendered or expenses incurred during the taxable year, such expenses will be deductible by the LLC for federal income tax purposes;

6. The LLC will be entitled to treat deductions claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of producing and exploiting films;

7. Otherwise deductible items incurred in connection with the Film will be treated as ordinary and necessary business expenses under Code Section 162(a);

8. The LLC should be entitled to recover some or all of its investment in the Film through depreciation deductions using the income forecast method;

9. An investment in the LLC constitutes an activity engaged in for profit within the meaning of Code Section 182;

10. Subject to the possibility that the allocations do not comply with the requirements of Section 706(d) of the Code, the allocation of profits and losses and other income tax items in accordance with the LLC's Operating Agreement will have substantial economic effect or will be in accordance with the Unit Holders' interests in the LLC; and

11. It is also my opinion that the material federal income tax issues described above, in the aggregate, are more likely than not to be realized by a Unit Holder if litigated on the merits, for the reasons described in the "FEDERAL TAX DISCUSSION" of the Offering Circular.

These opinions represent the best judgment of Tax Counsel under existing statutes, judicial decisions, administrative regulations, and IRS interpretations and practice. However, the opinions of Tax Counsel have no binding effect on the IRS or the courts, and the IRS may challenge positions taken by the LLC that are based on these opinions. Final disallowance of the LLC's position with respect to these or other issues could reduce the anticipated federal income tax benefits of an investment in the LLC and result in an increase in a Unit Holder's tax liability. In addition, no assurance can be given that future legislative, judicial, administrative or regulatory changes, some of which may be applied retroactively, will not have a significant adverse effect on the opinions of Tax Counsel or the discussion found in the Offering Circular.

This opinion is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed herein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences of an investment in the LLC may be adversely affected. I can provide no assurance that the facts, circumstances and assumptions necessary for favorable federal income tax consequences from investing in the LLC will indeed occur. Moreover, even if the assumed facts do occur, I cannot assure that the IRS or the courts, which may analyze the same facts differently, will draw the same conclusions as I have. Thus, I can provide no assurance that the conclusions reached here and in the Offering Circular, if challenged by the IRS, will be sustained by a court.

Please note that I am rendering opinions only as to the matters expressly set forth herein, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions discussed in this opinion under the provisions of any section of the Code or Regulations not specifically covered in this opinion that may also be applicable. Except as provided herein, I am not expressing any opinion with respect to the deductibility, timing or treatment of any particular item, the amount of income, if any, that may be generated by the LLC or the amount of each Unit Holder's share of the LLC income. No opinion is expressed as to the state or local tax consequences of an investment in the LLC. Prospective investors are urged to consult their own tax advisors with respect to such issues.

I consent to the filing of this opinion as an exhibit to the aforesaid Offering Circular and further consent to the reference made to me and my law firm under the caption "Legal Opinions" and elsewhere in the Offering Circular.

Law Offices of

John W. Cones

JC/pc

Exhibit "F"

OPTION AGREEMENT

January 31, 2002

Mr. Sunny Kohli

RE: HIGH RISK

Dear Mr. Kohli,

This will confirm as of November 15, 2001, the material terms of the agreement ("Agreement") between Silverstar Productions, Inc. ("Silverstar"), on the one hand, and Spiro Razatos and Jacques Haitkin ("Authors"), on the other hand, with respect to the option and/or purchase of the script, "High Risk", created by Spiro Razatos and Jacques Haitkin and referenced above (the "Script"). All rights and obligations of Silverstar hereunder are subject to receipt by Silverstar of this agreement, and a Certificate of Authorship signed by Authors, both in form and substance satisfactory to Silverstar.

1. Option to purchase: For the sum of Ten Thousand Dollars ($10,000) (applicable To purchase Price if the Option is exercised) Authors hereby grants Silverstar an exclusive twelve month option to purchase the Script, at the price set forth in Paragraph 2, less the initial, Ten Thousand Dollars ($10,000) option payment paid prior to exercise. Silverstar may extend the option period for an additional twelve months beyond the initial twelve months for five thousand dollars ($5,000) (not applicable to Purchase Price if the Option is exercised), payable prior to the expiration of the initial option period. The Option and all rights hereunder are assignable by Silverstar and/or its subsequent assignees. Both Silverstar and the subsequent assignees, if any, shall remain obligated for all obligations hereunder, notwithstanding any such assignment, except that an assignment to a major, or a mini-major shall relieve Silverstar of its obligations.

2. Purchase Price: By Silverstar or assignee by payment of Forty Thousand Dollars ($40,000), less initial option payment paid prior to exercise.

3. Attachments: Silverstar and Authors intend that Spiro Razatos will be the Director and Jacques Haitkin will be the Director of Photography of this film. Neither shall be replaced in this capacity without their express written consent. Spiro Razatos and Jacques Haitkin shall also serve as co-producers of the film. Authors and Silverstar shall negotiate in good faith to reach express written agreements regarding the Director, Director of Photography and co-producer positions commensurate with the films budget and scope.

4. Production Bonus: If the picture is produced with a budget over $10,000,000 (ten Million dollars), Silverstar hereby agrees to pay a production bonus to Authors equal to 2.5% (Two point five percent) of the going in direct budget (excluding Executive Producers fees, financing costs and fees, legal costs and fees, and the completion bond costs and fees) ("Direct costs") in excess of $10,000,000 with a ceiling of $350,000. The Production Bonus is payable one half upon commencement of pre-production and one-half upon commencement of Principal photography of the Picture.

5. Re-writes: If requested by Silverstar, Authors will provide one re-write of the screenplay, upon a writing schedule to be reasonably determined by Silverstar, not to exceed 4 weeks, and a polish of the screenplay. Authors will also work to provide small fixes through production of the film, for no additional compensation.

6. Credit: Credit will be accorded to Writers in paid advertising and on all positive Prints of the Picture on a separate card in the main titles immediately adjacent to credit to the individual producers of the Picture in a size of type equal to that used to accord credit to such Producers, the director and any other Writers credit in connection with the Picture. If no other Writers are engaged in connection with the picture, the credit shall be in substantially the form "Screenplay by Jacques Haitkin and Spiro Razatos." If other Writers(s) are engaged, WGA rules regarding credit will apply. Although both parties acknowledge that WGA requirements are not in effect, Writers' credit will be subject in all other respects to applicable guild requirements, if any, and (with respect to paid advertising) customary exclusions of the distributors of the Picture. All other aspects of Writers' credit will be in the sole discretion of Authors.

7. Insurance: Silverstar or its assignee(s) shall use its best efforts, subject to Availability and commercial reasonableness, to add Authors to any E & O Insurance purchased for the production.

8. Sequels/Remakes: Silverstar agrees that Authors shall be given first right of refusal to negotiated (for a period of 30 business days) to perform writing services in connection with sequels and remakes of the Picture produced within 10 years of the date of initial general release of the Picture, on terms no less favorable than those of this agreement and with due regard for the then-current quote for Authors' services and the budge of the Picture. If Authors is not so engaged,

Authors shall be entitled to receive with respect to a theatrical motion picture sequel a passive payment ("Theatrical Royalty") in a sum equal to the sum received by Authors pursuant to paragraph 1 hereof, provided such Theatrical Royalty shall be no less than $40,000, payable one half upon commencement of principal photography and one half upon completion of principal photography of the applicable theatrical sequel or remake. For television productions, Authors will be entitled to 5% of the sums received by Silverstar as rights payments with respect to such television productions.

9. Entire Agreement: The parties hereto may enter into a more formal, long-form Agreement with respect to the subject matter hereof. Until such time, it ever, as Such long-form agreement is entered into, this Agreement, together with the certificates of Authorship executed concurrently herewith by Authors, shall be freely assignable by Silverstar, and shall constitute the entire agreement between the parties, replacing and superseding all prior oral or written agreements with respect to the subject matter hereof, and shall be deemed to include standard terms and conditions for Authors agreements, including, without limitation, customary representations, warranties, rights to use name and likeness in publicity, rights of suspension and termination for default or force majeure.

Please acknowledge your acceptance of and agreement with all of the above terms and conditions by signing in the places provided below.

Sincerely,

By:______________________________
Spiro Razatos

By: [signature]
Jacques Haitkin

ACCEPTED AND AGREED

SILVERSTAR PRODUCTIONS, INC.

By: [signature]
Sunny Silverstar, President

January 31, 2002

Mr. Sunny Kohli

RE: HIGH RISK

Dear Mr. Kohli,

This will confirm as of November 15, 2001, the material terms of the agreement ("Agreement") between Silverstar Productions, Inc. ("Silverstar"), on the one hand, and Spiro Razatos and Jacques Haitkin ("Authors"), on the other hand, with respect to the option and/or purchase of the script, "High Risk", created by Spiro Razatos and Jacques Haitkin and referenced above (the "Script"). All rights and obligations of Silverstar hereunder are subject to receipt by Silverstar of this agreement, and a Certificate of Authorship signed by Authors, both in form and substance satisfactory to Silverstar.

1. Option to purchase: For the sum of Ten Thousand Dollars ($10,000) (applicable To purchase Price if the Option is exercised) Authors hereby grants Silverstar an exclusive twelve month option to purchase the Script, at the price set forth in Paragraph 2, less the initial, Ten Thousand Dollars ($10,000) option payment paid prior to exercise. Silverstar may extend the option period for an additional twelve months beyond the initial twelve months for five thousand dollars ($5,000) (not applicable to Purchase Price if the Option is exercised), payable prior to the expiration of the initial option period. The Option and all rights hereunder are assignable by Silverstar and/or its subsequent assignees. Both Silverstar and the subsequent assignees, if any, shall remain obligated for all obligations hereunder, notwithstanding any such assignment, except that an assignment to a major, or a mini-major shall relieve Silverstar of its obligations.

2. Purchase Price: By Silverstar or assignee by payment of Forty Thousand Dollars ($40,000), less initial option payment paid prior to exercise.

S.R. Confirm

3. Attachments: Silverstar and Authors ~~intend~~ that Spiro Razatos will be the Director and Jacques Haitkin will be the Director of Photography of this film. Neither shall be replaced in this capacity without their express written consent. Spiro Razatos and Jacques Haitkin shall also serve as co-producers of the film. Authors and Silverstar shall negotiate in good faith to reach express written agreements regarding the Director, Director of Photography and co-producer positions commensurate with the films budget and scope.

4. Production Bonus: If the picture is produced with a budget over $10,000,000 (ten Million dollars), Silverstar hereby agrees to pay a production bonus to Authors equal to 2.5% (Two point five percent) of the going in direct budget (excluding Executive Producers fees, financing costs and fees, legal costs and fees, and the completion bond costs and fees) ("Direct costs") in excess of $10,000,000 with a ceiling of $350,000. The Production Bonus is payable one half upon commencement of pre-production and one-half upon commencement of Principal photography of the Picture.

5. Re-writes: If requested by Silverstar, Authors will provide one re-write of the screenplay, upon a writing schedule to be reasonably determined by Silverstar, not to exceed 4 weeks, and a polish of the screenplay. Authors will also work to provide small fixes through production of the film, for no additional compensation.

6. Credit: Credit will be accorded to Writers in paid advertising and on all positive Prints of the Picture on a separate card in the main titles immediately adjacent to credit to the individual producers of the Picture in a size of type equal to that used to accord credit to such Producers, the director and any other Writers credit in connection with the Picture. If no other Writers are engaged in connection with the picture, the credit shall be in substantially the form "Screenplay by Jacques Haitkin and Spiro Razatos." If other Writers(s) are engaged, WGA rules regarding credit will apply. Although both parties acknowledge that WGA requirements are not in effect, Writers' credit will be subject in all other respects to applicable guild requirements, if any, and (with respect to paid advertising) customary exclusions of the distributors of the Picture. All other aspects of Writers' credit will be in the sole discretion of Authors.

7. Insurance: Silverstar or its assignee(s) shall use its best efforts, subject to Availability and commercial reasonableness, to add Authors to any E & O Insurance purchased for the production.

8. Sequels/Remakes: Silverstar agrees that Authors shall be given first right of refusal to negotiated (for a period of 30 business days) to perform writing services, in connection with sequels and remakes of the Picture produced within 10 years of the date of initial general release of the Picture, on terms no less favorable than those of this agreement and with due regard for the then-current quote for Authors' services and the budge of the Picture. If Authors is not so engaged,

S.R. and Spiro Razatos shall be given first Right of refusal to perform Directing Services,
S.R.

Authors shall be entitled to receive with respect to a theatrical motion picture sequel a passive payment ("Theatrical Royalty") in a sum equal to the sum received by Authors pursuant to paragraph 1 hereof, provided such Theatrical Royalty shall be no less than $40,000, payable one half upon commencement of principal photography and one half upon completion of principal photography of the applicable theatrical sequel or remake. For television productions, Authors will be entitled to 5% of the sums received by Silverstar as rights payments with respect to such television productions.

9. Entire Agreement: The parties hereto may enter into a more formal, long-form Agreement with respect to the subject matter hereof. Until such time, it ever, as Such long-form agreement is entered into, this Agreement, together with the certificates of Authorship executed concurrently herewith by Authors, shall be freely assignable by Silverstar, and shall constitute the entire agreement between the parties, replacing and superseding all prior oral or written agreements with respect to the subject matter hereof, and shall be deemed to include standard terms and conditions for Authors agreements, including, without limitation, customary representations, warranties, rights to use name and likeness in publicity, rights of suspension and termination for default or force majeure.

Please acknowledge your acceptance of and agreement with all of the above terms and conditions by signing in the places provided below.

Sincerely,

By:________________________
Spiro Razatos

By:________________________
Jacques Haitkin

ACCEPTED AND AGREED

SILVERSTAR PRODUCTIONS, INC.

By:________________________
Sunny Silverstar, President

Exhibit "G"

ESCROW AGREEMENT

HOLDING ESCROW INSTRUCTIONS

Brad Szarbrough
ESCROW OFFICER

Date: April 3, 2002

The undersigned delivers herewith, or will cause to be delivered to US BANK NATIONAL ASSOCIATION, hereinafter called Escrow Holder, the papers, money or property hereinafter described to be held and disposed of by Escrow Holder in accordance with the following instructions and upon the terms and conditions hereinafter set forth.

A. This escrow is established by SILVERSTAR STUDIOS, LLC, A California Limited Liability Co. (the "Company").

B. This escrow is established for the purpose of receiving and holding the funds in escrow from the Offering of a minimum of $1,500,000 (600 Units) and a maximum of $5,000,000 (2000 Units), pursuant to the terms and conditions of the Regulation A Offering circular dated April 15, 2002, as such Offering Circular may be amended from time to time (together with all supplements, the "Offering circular"). The minimum purchase by each subscriber is 1 Unit at the rate of $2,500 per Unit. However, the Company, in its sole discretion, may allow the purchase of less than 1 Units, including fractional Units. An Investor whose funds are to be deposited in escrow, must send a check or wire funds for the full amount of the purchase price for the subscribed Units, with checks payable to SILVERSTAR STUDIOS, LLC USB ESCROW #______________.

C. The undersigned hands you herewith or will cause to be handed to you the following:

   a. Copy of the Offering circular;
   b. Copy of the fully executed "Subscription Document" form as evidence of purchase and the Company's acceptance thereof, reflecting purchaser's name, address, phone number and number of unit(s) purchased and Tax I.D. Number;
   c. Subscription purchase funds pursuant to the Offering circular;
   d. Funds to cover transaction costs set forth in item "F" below; and
   e. Completed and executed W-9 Form from the Company.

D. You are instructed to hold all purchase funds received in trust for the benefit of the respective investors, in an interest bearing money market account until you have received evidence that the minimum of 600 Units $1,500,000/the "Minimum") has been accepted, at which time you are to release funds, along with interest earned on such funds in the Escrow Account, to the order of the Company, net of commissions and expenses due the Broker-Dealer, if any, and "Blue Sky" fees and expenses due the Company's counsel, if any. Disbursement shall be made SUBJECT TO ESCROW'S RECEIPT OF COLLECTED FUNDS AND DISBURSEMENT INSTRUCTIONS FROM THE COMPANY.

E. The "Initial Closing Date" shall occur immediately following the acceptance by the Company of subscriptions for the minimum offered hereby or as soon thereafter as funds have cleared the banking system in the normal course of business. The Company and one or more selected broker-dealers are offering said units on a "best efforts" basis. If the minimum has been subscribed for by the expiration of the Offering Period, designated to be on or before April 14, 2003, then the remaining units will be offered by the Company, and will be issued on one or more closing dates as you receive evidence that additional Subscriptions have been accepted, until the earlier of the date by which all such Units have been sold or the expiration of the Offering Period. If subscription for the minimum has not been accepted by the Company, none of the Units will be sold and the Offering shall be terminated and the Investors deposits shall be refunded along with a prorata share of any interest earned in the Escrow Account, less any bank charges.

F. For its ordinary services hereunder, the Escrow Holder shall be entitled to a NON-REFUNDABLE fee of $1,500 plus an additional $20.00 per deposit and or disbursement. Initial fees shall be paid by the Company upfront upon opening of account. The $20.00 transaction charge will be deducted from funds on deposit at final distribution or deducted from the accrued interest and/or subscription funds at the time of disbursement it so authorized by the Company.

GENERAL PROVISIONS

DEPOSITS – All funds received in escrow shall be deposited with other escrow funds in a non-interest bearing escrow account of US Bank.

RESPONSIBILITY FOR DEPSOITED PROPERTY – Escrow Agent is not a party to, or bound by, any provisions contained in any Property which may be deposited under, evidenced by, or arise out of these instructions, and with respect thereto, acts as a depository only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of any Property or with respect to the form or execution of the same, or the identity, authority or right of any person executing or depositing the same.

DEFAULTS – Escrow Agent shall not be required to take or be bound by notice of any default of any person, including any Principal, or to take any action with respect to such default whether or not such action involves any expense or liability. These instructions shall not be subject to modification or rescission except upon receipt by Escrow Agent (at the office named above) of written instructions from each of the Principals or their successors in interest, and no such rescission or modification shall be effective unless and until consented to by Escrow Agent in writing.

NOTICES – Principals hereby indemnify and hold Escrow Agent harmless against any loss, liability, damage, cost or expense, including reasonable attorneys' fees, (a) related in any way to Escrow Agent's acting upon any notice, request, waiver, consent, receipt or other paper or document believed by Escrow Agent to be signed by Principals or any other proper person, and (b) incurred in connection with any act or thing done hereunder.

EXERCISE OF JUDGMENT – Escrow Agent shall not be liable for any error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law or for anything which Escrow Agent may do or refrain from doing in connection herewith, except its own negligence or willful misconduct. Escrow Agent shall have duties only to Principals, and no person shall be deemed a third party beneficiary of these instructions.

COUNSEL – Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of these instructions or Escrow Agent's duties thereunder, and Escrow Agent shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of counsel.

DISAGREEMENTS – In the event of any disagreement between the Principals, or ay of them or any other person or persons whether or not named in these instructions, and adverse claims or demands are made in connection with or for any of the Property, Escrow Agent shall be entitled at its option to refuse to comply with any such claim or demand so long as such disagreement shall continue, and in so doing, Escrow Agent shall not be or become liable for damages or interest to the Principals, or any of them, or to any other person or persons for Escrow Agent's failure or refusal to comply with such conflicting or adverse claims or demands. Escrow Agent shall be entitled to continue so to refrain and refuse so to act until:

a. the rights of the adverse claimants have been fully adjudicated in a court assuming and having a jurisdiction of the claimants and the Property; or
b. all differences shall have been adjusted by agreement, and Escrow Agent shall have been notified thereof in writing by all persons deemed by Escrow Agent, in its sole discretion, to have an interest therein.

In addition, Escrow Agent, it its sole discretion, may file a suit in interpleader for the purpose of having the respective rights of all claimants adjudicated, and may deposit with the court all of the Property; and the Principals agree to pay all costs and counsel fees incurred by Escrow Agent in such action, such costs and fees to be included in the judgment in any such action.

INDEMNITY – In consideration of acceptance of this appointment by Escrow Agent, the Principals agree to indemnify and hold Escrow Agent harmless as to any liability incurred by Escrow Agent to any person, firm or corporation by reason of its having accepted same or in carrying out any of the terms hereof, and to reimburse Escrow Agent for all its expenses, including among other things, counsel fees and court costs incurred by reason of its position or actions taken pursuant to these Escrow instructions. The Principals hereby agree that the Escrow Agent shall not be liable to any of them for any actions taken by Escrow Agent pursuant to the terms hereof.

COURT ORDERS – Escrow Agent is hereby authorized, in its exclusive discretion, to obey and comply with all writs, orders, judgments or decrees issued by any court or administrative agency affecting any money, documents or things held by Escrow Agent. Escrow Agent shall not be liable to any of the parties hereto, their successors, heirs or personal representatives by reason of Escrow Agent's compliance with such writ, order, judgment or decree is later reversed, modified, set aside or vacated.

ATTORNEY'S FEES – If any action be brought to interpret or enforce these instructions, or any part thereof, the Principals jointly and severally agree to pay to Escrow Agent all Escrow Agent's fees, accounting fees, special and extra service fees and other costs related to such action.

CANCELLATION – In the event the escrow established hereby is cancelled, the Principals jointly and severally shall nevertheless pay to the Escrow Agent the initial fee together with all costs and expenses of Escrow Agent. Notwithstanding anything in these instructions to the contrary, Escrow Agent may, in its sole discretion, upon ten (10) days written notice to any of the Principals, resign as Escrow Agent shall be entitled to reimbursement for those costs and expenses incurred to the date of such resignation. Upon cancellation by the Principals or resignation by Escrow Agent, after deducting Escrow Agent's fees, costs and expenses, the balance of any funds or Property shall be returned to the respective principals who shall have deposited same.

FEES AND CHARGES – In the event that (a) Escrow Agent performs any services not specifically provided for herein or (b) there is an assignment or attachment of any interest in the subject matter of the escrow established hereby or any modification thereof, or (c) any dispute or controversy arises hereunder, or (d) Escrow Agent is named a party to, or intervenes in, any litigation pertaining to this escrow or the subject matter thereof, Escrow Agent shall, in addition to fees and charges for ordinary services, be reasonably compensated therefore and reimbursed for all costs and expenses, including attorneys' fees, occasioned thereby. Escrow Agent shall have a first lien on the Property for such compensation and expenses, and the Principals agree jointly and severally to pay the same for it's ordinary services hereunder.

Escrow Agent shall entitled to an initial, no-refundable set-up ("initial fee") of $1,500.00, payable concurrently with its acceptance, and to additional compensation for wire fees, Federal Express Charges, Messenger Fees, yearly hold-open fee of $250.00 per year for each year this escrow is held open over one year from the date of these instructions, and/or any other out-of-pocket expenses incurred by Escrow Holder.

The Principals understand that Escrow Agent will charge additional fees, including premium hourly fees, for any services performed according to these Escrow instructions, or any modification or any service no specifically provided therein, that involve concerted effort, employees working overtime, expedited handling of any aspect of the Escrow, or other similar services.

SIGNATURES – These instructions may be executed in counterparts, each of which so executed shall be deemed as original, irrespective of the date of its execution and delivery, and said counterparts together shall constitute one and the same instrument.

THE UNDERSIGNED HAS READ AND RECEIVED A COPY OF THIS INSTRUCTION ALONG WITH THE ATTACHED GENERAL PROVISIONS HEREOF AND AGREES TO BE BOUND HEREBY.

THE COMPANY:

SILVERSTAR STUDIOS, LLC, a Limited
Liability Company
BY: SILVERSTAR PRODUCTIONS, INC., its
Managing Member

BY: ______________________
Sunny Kohli
President/Secretary/Treasurer

ADDRESS:
8001 Irvine Center Drive, Suite 1040
Irvine, CA 92618
PHONE: (949) 585-0044

Escrow Agent hereby acknowledges receipt of these escrow instructions, of which the foregoing is a copy, and upon receipt of the papers, money or property therein referred to, agrees in consideration of the foregoing to hold and dispose of the same in accordance with said instructions and upon the terms and conditions set forth.

Dated: 4/8/2002

By: ______________________
US BANK
Brad Szarbrough
Escrow Agent

Exhibit "H"

LLC ARTICLES OF ORGANIZATION

State of California

OFFICE OF THE SECRETARY OF STATE

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) was prepared by and in this office from the record on file, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

APR 13 2001

Bill Jones

Secretary of State

THE GREAT SEAL OF THE STATE OF CALIFORNIA — EUREKA

Sec/State Form CE-108 (rev. 6/98)

State of California
Bill Jones
Secretary of State

LIMITED LIABILITY COMPANY
ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.
IMPORTANT – Read instructions before completing this form.

File# 200109410280

FILED
in the office of the Secretary of State
of the State of California

MAR 21 2001

BILL JONES, Secretary of State

This Space For Filing Use Only

1. Name of the limited liability company (end the name with the words "Limited Liability Company," " Ltd. Liability Co.," or the abbreviations "LLC" or "L.L.C.")
   Silverstar Studios, LLC
2. The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea limited liability company act.
3. Name the agent for service of process and check the appropriate provision below:
   Sunny Kohli which is
   [X] an individual residing in California. Proceed to item 4.
   [ ] a corporation which has filed a certificate pursuant to section 1505. Proceed to item 5.
4. If an individual, California address of the agent for service of process:
   Address: 8001 Irvine Center Drive, Suite 1040
   City: Irvine State: CA Zip Code: 92618
5. The limited liability company will be managed by: **(check one)**
   [X] one manager [ ] more than one manager [ ] single member limited liability company [ ] all limited liability company members
6. Other matters to be included in this certificate may be set forth on separate attached pages and are made a part of this certificate. Other matters may include the latest date on which the limited liability company is to dissolve.
7. Number of pages attached, if any: NONE
8. Type of business of the limited liability company. (For informational purposes only)
   MOTION PICTURE DEVELOPMENT
9. **DECLARATION:** It is hereby declared that I am the person who executed this instrument, which execution is my act and deed.

Silverstar Productions, Inc.
By: [signature]
Signature of Organizer its President

Silverstar Productions, Inc.
By: Sunny Kohli, President
Type or Print Name of Organizer

March 16, 2001
Date

10. **RETURN TO:**
    NAME Sunny Kohli
    FIRM Silverstar Productions, Inc.
    ADDRESS 8001 Irvine Center Drive
    Suite 1040
    CITY/STATE Irvine, CA 92618
    ZIP CODE

OFFICE OF THE SECRETARY OF STATE

Exhibit "I"

UNDERWRITING AGREEMENT AND CONSENT

ROCKBRIDGE SECURITIES, INC.

Securities Sales Agreement

This Agreement is entered into between Rockbridge Securities, Inc.("Representative") and Silverstar Studios, LLC ("Corporation") on the date set forth below.

1. The Corporation.

   (a) Corporation hereby appoints Representative as an agent of Corporation to conduct its securities business and to solicit applications for the securities and investments offered through and by Corporation on a "best efforts" basis.

   (b) Corporation agrees to pay Representative a percentage of the commissions earned from customers for transactions solicited by Representative. Such commissions shall be paid to Representative only with respect to Representative's percentage of those commissions for which the Corporation has received payment. There will be no commissions payable under this Agreement unless the commissions have been received by Corporation. Commissions on all products will be paid according to the current commission schedule in effect at the time of sale, unless otherwise set forth on a Schedule "A" attached hereto and initialed by both Corporation and Representative.

   (c) If necessary, Corporation agrees to sponsor Representative for appropriate securities licenses, and
   To or for the benefit of Representative costs for training and licensing, including schooling. The repayment of such amounts is subject to the provisions of Section 2(h) hereof.

   (d) Corporation may, but is not required to, permit Representative to draw against uncollected commissions owed to Corporation and held by its clearing broker for transactions solicited by Representative. The repayment of such amounts is subject to the provisions of Section 2(h) hereof.

2. The Representative.

   (a) Representative agrees to pay all out-of-pocket expenses incurred by Representative. Representative also agrees to comply and to conduct Representative's business in accordance with all rules and regulations of the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD"), appropriate state agencies ("Commissioner") and in accordance with the policies and practices established by Corporation. Representative agrees not to conduct business or take applications until fully licensed as required by law.

(b) Representative agrees to represent to all customers and prospective customers, whenever Representative is soliciting applications or interviewing customers, that Representative is acting as a registered representative of Corporation and that orders for securities will be placed through Corporation.

(c) Representative agrees to mail no correspondence or cause any advertising to be made which pertains to the Corporation's business unless said correspondence and advertising are approved in advance by an authorized officer of Corporation. Copies of such correspondence and advertising will be maintained on file in accordance with SEC.

(d) Representative agrees to accept payments from customers by check or money order only, which shall be made payable to Silverstar Studios, LLC USB Escrow #________, until the minimum is raised and then to Silverstar Studios, LLC.

(e) Representative agrees to provide a current offering circular to the customer as and when required by the rules and regulations of the NASD, SEC or the Commissioner; to fully explain the terms of any security or investment that Representative offers for sale to a prospective customer; and to make no untrue or misleading statement or representation, nor omit any material information or fact pertaining to any aspect of the transaction or sale.

(f) Representative agrees to do no act whatsoever in any part of the Corporation's business as an agent for any individual or company other than Corporation, unless Representative has obtained specific prior written authorization from Corporation to do said act.

(g) Representative agrees to pay all costs of customer reneges, failure to comply with margin calls and other matters that involve the failure of a customer to met customer's just financial responsibility; except that Representative will not be obligated to pay for customer reneges in connection with any offering of membership of partnership interests, unless such customer renege occurs during the "reservation stage" for such offering, in which case Representative agrees to pay $100 for each such renege. All attorneys' fees and other legal fees and costs incurred by Corporation in any matter involving Representative's customer's failure to comply with such customer's financial responsibilities, as set forth above, shall be paid by Representative upon request by Corporation.

(h) Representative agrees and promises to repay on demand by Corporation the amount of draws permitted by Section 1(d) hereof. If this Agreement is terminated by Representative pursuant to Section 4(a) hereof or automatically pursuant to Section 4(b) hereof to repay any loans or advanced which Corporation may have made to or for the benefit of Representative, as described in Section 1(c) hereof.

(i) Representative will obtain from the person information concerning the person's financial situation, investment experience, and investment objectives;

(j) Representative will have reasonable grounds to believe, on the basis of information obtained from the participant concerning his investment objectives, other investments, financial situation and needs, and any other information known by the member or associated person, that:

a. the participant is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the prospectus, including the tax benefits where they are a significant aspect of the program;

b. the participant has a fair market net worth sufficient to sustain the risks inherent in the program, including loss of investment and lack of liquidity.

(k) Representative shall maintain in its files documents disclosing the basis upon which the determination of suitability was reached as to each participant.

3. Representative as Employee. For purposes of the Federal Insurance Contribution Act, the Federal unemployment Contributions Act and the collection of state and federal income tax at source of wages, the relationship between Corporation and Representative is that of employer and employee. Representative, however, is required to conform to the rules and regulations of the SEC, NASD and the Commissioner, to applicable federal and state law and to the established customs and procedures of the security industry. In complying with such laws, rules, regulations and customers, Representative shall be subject to such supervision and control by officers of Corporation as is necessary to enforce such laws, rules, regulations and customs.

4. Termination of Agreement.

(a) This Agreement shall be effective commencing the date set forth below and may be terminated by either party, without cause, by giving written notices to the other party. Upon termination, Representative shall be liable to Corporation for any and all outstanding debts which he has incurred as provided in Section 2(h) hereof.

(b) This Agreement is automatically terminated by Representative's breach of, or failure to comply with, any provision of the Agreement, by cancellation of Representative's coverage by the surety company or upon cancellation or non-renewal of any required license.

(c) Upon termination of this Agreement, Representative shall be bound by the terms of Section 5 hereof for a period of 24 months thereafter.

5. Nondisclosure of confidential Information.

(a) Representative shall not directly or indirectly use, employ, disclose, distribute or make available to third parties any confidential information of Corporation. "Confidential Information" shall include all non-public information concerning the business, properties or operations of Corporation obtained by Representative. The term "Confidential Information" also included (i) any non-public documents regarding Corporation prepared by Representative containing or based in whole or in part on any such information furnished to Representative by Corporation, in particular, but not by way of limitation, lists of customers, prospects or information relating to such persons, and (ii) all account record cards of Representative's customers who have conducted any securities business with or through Corporation, any clearing broker of Corporation or any program offered by Corporation. "Confidential Information" shall not include information which (iii) becomes generally available to the public other than as a result of disclosure by Corporation or its representatives or affiliates, or (iv) was available to Corporation or its representatives on a non-confidential basis prior to its disclosure to Representative by Corporation or its agents, advisors or representatives.

(b) Representative shall not directly or indirectly through third parties solicit any employee of Corporation for a period of 2 years from the date hereof.

(c) Representative recognizes and acknowledges the competitive value and the confidential and proprietary nature of the Confidential Information and the damage that Corporation contends could result to Corporation if information contained therein is disclosed to any third party, other than as set forth in subparagraph (d) below.

(d) Representative agrees that he will not disclose any of the Confidential Information now or hereafter received or obtained from Corporation or its officers, employees, advisors, representatives, professionals or agents to any third party without the prior written consent of Corporation, except as required by an order of a court. Representative agrees that his employees and representatives are bound by this Agreement to the same extent as if they were parties hereto. Representative shall be responsible for any breach of this Agreement.

(e) Representative agrees that a breach of Section 5 of this Agreement will give rise to irreparable injury to Corporation that cannot be compensated for adequately by damages. Consequently, Corporation shall be entitles, in addition to all other remedies available, to injunctive, specific performance and equitable relief to prevent a breach of Section 5 of this Agreement in any court of competent jurisdiction in the United States or any state thereof, and Representative agrees to waive any requirement for the posting of bond in connection with such remedy.

(f) If Representative is requested by any state or federal court or regulatory authority or becomes legally compelled to disclose any of the Confidential Information, Representative agrees to provide Corporation with prompt written notice of such request so that Corporation may seek a protective order. In the event that such protective order or other remedy is not obtained, Representative agrees to furnish only that portion of the Confidential Information and other information that Representative is legally obligated to disclose.

(g) Upon termination of this Agreement pursuant to Section 4 hereof, except as set forth below in this Section 5 (g), Representative shall return, deliver or surrender to Corporation all Confidential Information in Representative's possession, including Representative's actual account record cards and notes on and any copies, photocopies, and summaries of other Confidential Information. Representative may retain copies of (i) Representative's account record cards, (ii) the account record date of Representative's customers in Representative's possession and (iii) copies of any offering circulars for offerings in which Representative solicited and sold membership interests; provided, however, that Representative's best efforts shall be used to protect the confidential and proprietary nature of such offering circular. Representative agrees to use such offering circulars only to serve Representative's customers in connection with their investments in such limited liability company.

6. **Complete Agreement**. The agreements herein are not in lieu or exclusive of any other obligations and duties that Representative may have to Corporation, whether express or implied, in fact or in law, with respect to the subject matter of this Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof; this Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof; and this Agreement may not be altered, amended or modified, except in writing signed by both parties.

7. Construction. This Agreement shall be governed by and construed in accordance with the laws of the State of California. If any legal action is necessary to enforce any of the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees in addition to any other relief to which such person may be entitled. In connection with any legal action arising from or related to this Agreement, the parties hereby consent to jurisdiction in the State of California. All claims arising from or related to this Agreement shall be brought in the State of California.

8. Waiver. No consent or waiver, express or implied, by Corporation regarding any breach or default or failure of performance by Representative of Representative's obligation hereunder shall be deemed or construed to be a consent or waiver of any other breach or default or failure in the performance by Representative of the same or any other obligation hereunder.

9. Severability. If any provision of this Agreement or the application thereof shall be invalid or unenforceable, then, to the extent possible, the remainder of this Agreement and the application of such provisions shall not be affected thereby, and shall be enforced to the fullest extent permitted by law.

10. Receipt. Representative hereby acknowledges receipt of Corporation's compliance and supervisory procedures manual. Representative acknowledges the requirement to read and understand the contents fully and agrees to abide by the provisions contained in such manual. Representative also acknowledges receipt of Corporation's current list of approved securities and agrees to sell only those approved securities set forth on such list, as it is modified from time to time.

IN WITNESS WHEREOF, the parties hereto execute this Agreement on the 26th day of September, 2002.

Representative:

Rockbridge Securities, Inc.

William Higgins, President

Corporation:

Sunny Kohli

SCHEDULE A

PROGRAM	ROCKBRIDGE COMMISSIONS
SILVERSTAR STUDIOS, LLC REGULATION A OFFERING	10% OF FUNDS INVESTED

ROCKBRIDGE
SECURITIES,INC.

8001 Irvine Center Drive • Suite 1035 • Irvine, California 92618
888.989.0033 • 949. 585.0033 • Fax 949. 453.9448

October 1, 2002

UNDERWRITER'S CONSENT

The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Silverstar Studios, LLC pursuant to Regulation A in connection with a proposed offering of LLC units to the public.

The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under the circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

William Higgins, III
President
Rockbridge Securities, Inc., Underwriter
Silverstar Studios, LLC

Exhibit "J"

ACCOUNTANT'S CONSENT

John DiMeglio
1043 W. 4th Street
San Pedro, CA 90731
310-453-8600

OPINION OF ACCOUNTANT

I consent to the filing of this opinion as an exhibit to the aforesaid offering statement.

John DiMeglio

July 17, 2002
Date Signed

Silverstar Studios, LLC

SUBSCRIPTION AGREEMENT

1. **PURCHASE**– Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes to purchase member interests ("LLC Units") in the Silverstar Studios, LLC (the "LLC") as set forth in the accompanying Silverstar Studios, LLC Offering Circular dated October 1, 2002,for a total purchase price of $ ____________ (minimum subscription ten Units – $25,000) representing ____________ LLC Units which the undersigned hereby tenders to the LLC in the form of a check made payable to Silverstar Studios, LLC. The undersigned understands that the LLC Units will not be registered under federal securities laws, but will be required to be registered in each state in which such Units are offered and sold. Accordingly, the undersigned makes the following representations for the purposes of inducing the LLC to permit the undersigned to acquire the LLC Units for which the undersigned hereby subscribes. THE UNDERSIGNED ACKNOWLEDGES THAT THE LLC RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION IN ITS SOLE DISCRETION, IN WHOLE OR IN PART.

2. **REPRESENTATIONS AND WARRANTIES**–The undersigned hereby makes the following representations and warranties to the LLC:

2.1 The undersigned has had a reasonable opportunity to ask questions of and receive answers from the LLC and its Manager.

2.2 The address set forth herein is the undersigned's true and correct residence.

2.3 In the event that the undersigned is an individual, the undersigned represents that he or she is over eighteen (18) years of age and is a bona fide citizen or permanent resident of the United States.

2.4 Investor Suitability Standards:

California Residents–California residents desiring to purchase LLC Units will be required to meet special California investor suitability standards. Such investors' must have not less than $250,000 liquid net worth, (a net worth exclusive of home, home furnishings and automobile), plus $65,000 gross annual income or $500,000 liquid net worth OR $1,000,000 net worth (inclusive) or $200,000 gross annual income.

2.5 If the undersigned is more than one person, the obligation of the undersigned and such other persons shall be joint and several, and the representations and warranties herein contained shall be deemed to be made by and be binding upon such persons, and ownership of the LLC Units subscribed for by the undersigned shall be set forth as described in this Subscription Agreement.

2.6 If the undersigned is the trustee of a revocable inter vivos trust the undersigned represents that he/she is the sole and true party in interest and is acquiring the LLC Units for the accounts of a revocable trust of which he/she and/or other members of his/her immediate family are the sole beneficiaries during his/her lifetime or their lifetimes.

2.7 In the event that the undersigned is a trust, the undersigned: (1) is authorized and otherwise duly qualified to purchase and hold the LLC Units; (2) has its principal place of business at its resident address set forth on the signature page hereof; (3) has not been formed for the specific purpose of acquiring the LLC Units; (4) has submitted and executed all documents required pursuant to the Certificate for Trust and Joint Purchasers and Special Subscription Instructions. The person executing this Subscription Agreement and all other documents related to the offering hereby represents that such person is duly authorized to execute all such documents on behalf of the entity. If the undersigned is one of the aforementioned entities, it hereby agrees to supply any additional written information that may be required by the LLC.

2.8 If there should be any adverse change in the representations and information set forth herein prior to the LLC's acceptance or rejection of this subscription, the undersigned will immediately notify the LLC of such change.

2.9 The undersigned realizes that this Subscription Agreement does not constitute an offer by the LLC to sell LLC Units but is merely a request for information. The undersigned understands that the LLC reserves the right to reject subscriptions in whole or in part.

2.10 The undersigned represents that the only consideration given for payment for the LLC Units is as set forth in the first paragraph of this Subscription Agreement.

2.11 The undersigned understands that by completing this Subscription Application and by signing below the undersigned is specifically confirming the selection of Silverstar Productions, Inc. to fill the initial Manager position of the LLC pursuant to the LLC's Operating Agreement.

2.12 At the request of the LLC, the undersigned will promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the LLC Units. The undersigned hereby agrees that the representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the LLC, shall be binding upon their heirs, executors, administrators, successors and assigns to the undersigned. This Subscription Agreement shall be governed by and construed in accordance with the laws of the state of California.

None of the above subscriber representations and warranties are intended to imply and may not be construed or interpreted to imply that any prospective investor is waiving of any of such investor's rights under the Federal securities laws.

3. SUITABILITY REQUIREMENTS--In recommending to a participant (Investor) the purchase, sale or exchange of an interest in a direct participation program such as the LLC's Offering, a member NASD broker/dealer firm or person associated with such a firm shall:

(i) have reasonable grounds to believe, on the basis of information obtained from the participant concerning his investment objectives, other investments, financial situation and needs, and any other information known by the NASD member firm or associated person, that:

a. The participant is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Offering Circular, including the tax benefits where they are a significant aspect of the program;

b. the participant has a fair market net worth sufficient to sustain the risks inherent in the program, including loss of investment and lack of liquidity; and

c. the program is otherwise suitable for the participant; and

(ii) maintain in the files of the member firm documents disclosing the basis upon which the determination of suitability was reached as to each participant.

No purchase transactions in the program will be executed unless the NASD member broker/dealer firm informs the prospective participant (Investor) of al pertinent facts relating to the liquidity and marketability of the program during the term of the investment (see "Risk Factors")

4. REGISTRATION–The undersigned requests the LLC Units be registered as follows:

Name or Title: ____

______ Individual Ownership

______ Corporate Ownership

______ Community Property (both spouses must sign)

______ Joints Tenants with Rights of Survivorship (each owner must sign)

______ Joint Tenants in Common (each owner must sign)

______ Trust

______ Individual Retirement Account (IRA) or Pension Plan

5. **ACCEPTANCE**–This subscription is subject to final acceptance by the LLC, to be evidenced by the signature of an officer of the LLC as set forth on the Subscription Agreement Signature Page.

IN WITNESS WHEREOF, the undersigned has executed this Subscription this the ________ day of ______________________, 200___.

____
Print Full Name

By: ____
(Signature)

____ ___________________________
Street Address Social Security or Tax ID #

____ ___________________________
City/State/Zip FAX #

____ ___________________________
Telephone Number E-mail address

Capital Contribution: ___________________________________ Units: ______________________

____
Print Full Name

By: ____
(Signature)

____ ___________________________
Street Address Social Security or Tax ID #

____ ___________________________
City/State/Zip FAX #

____ ___________________________
Telephone Number E-mail address

Capital Contribution: ___________________________________ Units: ______________________

____
Print Full Name

By: ______________________________
(Signature)

______________________________ Street Address

______________________________ Social Security or Tax ID #

______________________________ City/State/Zip

______________________________ FAX #

______________________________ Telephone Number

______________________________ E-mail address

Capital Contribution: ______________________________

Units: ____________________

NOTE: The address provided above must be the residence address of the Prospective Purchaser, unless the LLC Units are to be held by a custodian. This is necessary to avoid selling LLC Units to an Investor who resides in a state where this offering will not be registered for sale to the public.

ACCEPTANCE

The undersigned hereby accepts this subscription for __________ LLC Units of Silverstar Studios, LLC, a California Limited Liability Company to be formed upon Minimum funding of the offering.

ACCEPTED this the __________ day of __________________________, 200 ___.

SILVERSTAR STUDIOS, LLC

By: ______________________________
Signature and Title